National Energy Improvement Fund, LLC

Regulation Crowdfunding Form C

Offering Memorandum

Class CF 2.0 Preferred Equity Investment Certificates

Original Issue Price: $1,000
Offered in Incremental Amounts of $1,000

Target Offering Amount of $10,000 to a Maximum Offering Amount of $1,250,000

10 to 1,250 Class CF 2.0 **Preferred Equity Investment Certificates** or "Certificates",
"Class CF 2.0 Preferred Term Units" or "Class CF 2.0 Units"
Non-Voting Preferred Equity
Redeemable via 7-year Amortization

Interest Rate:
8.50% Annual Rate for investments $25,000 or greater
7.00% Annual Rate for investments of $1,000 to $24,999
Maximum Expected Return: Purchase Price plus 8.5% or 7% based on investment amount
Liquidation/Distribution Priority: Sixth
Redeemable at any time at the option of the Company



Table of Contents

Disclosures

- A crowdfunding investment involves risk.

- You should not invest any funds in this offering unless you can afford to lose your entire investment.

- In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved.

- These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

- The U.S. Securities and Exchange Commission (SEC) does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

- These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration or otherwise qualify for any potential exemption.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company's Offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or changes in our expectations.

Past performance is not a guarantee of future results.

The Company has certified that all of the following statements are TRUE, in all material respects, for the Company in connection with this Offering: (1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia; (2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (15 U.S.C. 78m or 78o(d)); (3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c)); (4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a); (5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and (6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The Company also attests that it will take appropriate steps to complete the following, either with internal resources or through a third-party capital table management and/or accounting partner:

1. Monitor the issuance of the securities the issuer offers and sells through the intermediary's platform,
2. Maintain a master security holder list reflecting the owners of those securities,
3. Maintain a transfer journal or other such log recording any transfer of ownership,
4. Effect the exchange or conversion of any applicable securities,
5. Maintain a control book demonstrating the historical registration of those securities, and
6. Countersign or legend any physical certificates of those securities, if the securities are certificated.
7. Provide all required tax documents to investors

Bad Actor Disclosure

The Company is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

Involvement in Legal and Regulatory Proceedings [30] - Items (1) – (8) of Question #30, and all subparts thereto, of SEC Form C were answered "No".

Updates

If applicable, any updates on the status of this Offering may be found at www.raisegreen.com.

About this Form C

The Offering is being made through Raise Green, Inc. ("Raise Green") in its capacity as a registered funding portal intermediary. Information about the Company is provided on the Offering Page maintained for this Offering by Raise Green, which is located at www.raisegreen.com and in Appendix 7 of the Form C of which this Offering Memorandum forms a part.

You should rely only on the information contained in this Form C when making an investment. We have not authorized anyone to provide you with any additional or different information from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate, in all material respects, only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreement(s) or other document(s) are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company, or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

The Company did not make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement or (ii) under the authorization of Rule 206.

As of the date hereof, this Offering is available for sale into all 50 states, Washington D.C., and US territories. Restrictions on reselling are detailed in Appendix 1.

The Company intends to, but is not required to, execute on one or more "Rolling Closes" prior to the Close Date listed in this offering memorandum, subject to review and approval by Raise Green, and subject to meeting certain thresholds as described in Appendix 1. Rolling Closes allow the Company to execute a series of interim closes prior to the original Close Date of the Offering, once meeting certain closing conditions and meeting certain notification requirements, for investment commitments made during the relevant period.

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by a duly authorized undersigned.

National Energy Improvement Fund, LLC

Issuer

DocuSigned by:
Peter Krajsa
9BA7E43B8CCF4C0...

Signature

Peter Krajsa

Printed Name

Managing Member

Title

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by: Peter Krajsa 9BA7E43B8CCF4C0...	DocuSigned by: Matthew Brown 38139B3F28FD40B...	DocuSigned by: Laura Nelson 45367171FA0B446...
Peter Krajsa	Matthew Brown	Laura Nelson
Co-Chair and Founder	Co-Chair and Founder	Chief Operating Officer

7

[Instructions to this section:

1 - The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.]

The Company

General Business Information

The National Energy Improvement Fund, LLC ("NEIF" or the "Company"') is a Pennsylvania public benefit, for profit, limited liability company (LLC) organized on July 17, 2017. NEIF is a Certified B Corporation. The Company is located at 1005 Brookside Road, Suite 200, Allentown, PA 18106. The Company's website address is www.neifund.org. The Offering is being made through Raise Green, Inc. ("Raise Green") in its capacity as a funding portal intermediary. Information about the Company is provided on the Offering Page maintained for this Offering by Raise Green, which is located at www.raisegreen.com and in Appendix 7 of the Form C of which this Offering Memorandum forms a part.

Business

NEIF operates as a multi-state non-bank financial services company. NEIF provides financing for essential energy and resilience improvements like heating, ventilation, air-conditioning (HVAC), roofing, lighting, and battery storage, which make homes and businesses more resilient, efficient, healthy, and comfortable and helps contractors grow their businesses. Led by energy financing pioneers, Peter Krajsa, Matthew Brown, Laura Nelson and a team responsible for over $900 million in innovative energy financing programs, NEIF is currently the nation's only Certified B Corporation® specializing in energy efficiency and resilience lending and is supervised as a consumer lender and servicer in 30 states. NEIF operates its commercial financing platform nationally.

With a heritage dating to 1947 (AFC First and later Harcourt Brown & Carey), NEIF was organized as a for-profit Public Benefit Corporation in 2017 and commenced operations in July 2018. NEIF went through additional assessment and scrutiny to officially be designated as a Certified B Corporation® by the international certification board. Certified B Corporations are businesses that balance purpose and profit, and are legally required to consider the impact of their decisions on their workers, customers, suppliers, community, and the environment. Certified B Corporations® (B Corps™) meet the highest verified standards of social and environmental performance, public transparency, and legal accountability in five categories: governance, workers, customers, community, and the environment. NEIF is also an approved Home Improvement Expert™ Partner of the U.S. Department of Energy.

NEIF provides fixed rated, point-of-purchase financing for most installed products that improve a home's energy efficiency, health, resilience, or comfort, installed by NEIF - Approved Contractors. These include heating, cooling, insulation, roofing, generators, windows, and renewables. NEIF also offers financing for commercial energy improvements such as lighting, battery storage, solar and mechanical systems, typically as a program administrator for utilities. In addition, the company provides advance funding to contractors for utility and other rebates.

FOCUSED ON AFFORDABILITY OF ESSENTIAL ENERGY IMPROVEMENTS



NEIF'S RAPID GROWTH IN FINANCING OF ESSENTIAL RESIDENTIAL & COMMERCIAL EFFICIENCY PROJECTS

Affordability is the greatest impediment to adoption of home and building energy efficiency upgrades. They are expensive and often unexpected. Rebates only cover a small portion of the cost and traditional financing typically comes in the form of short term "teaser" rates, a high cost to contractor or a cumbersome loan process. NEIF is focused on improving the delivery channel.

ESSENTIAL ENERGY UPGRADES & ELECTRICATION ARE ATTAINABLE AND CAN DRIVE THE MARKET

Essential upgrades - heating and cooling (HVAC), insulation, roofing, lighting - are what drive most demand. Electrification (heat pumps, generators, storage) is becoming a dominant trend. NEIF focuses on working with contractors, utilities, distributors and program partners to increase uptake of core improvements. 87% of NEIF's financed improvements are for HVAC and electrification.



39
ACTIVE STATES**

$187,800,000
TOTAL PROJECTS FUNDED***

$67,000,000
ENERGY EFFICIENCY LOAN SERVICING PORTFOLIO**

14,271
PROJECTS COMPLETED***

**As of 09/30/2023 ***Cumulative

Sustained Growth in Energy Lending Production and Servicing Assets

	2019 Audited	2020 Audited	2021 Audited	2022 Audited	9 Months 2023 Q3 Unaudited	2023 Proj	2024 Proj	2025 Proj
Servicing Book								
Residential	$17,939,556	$20,695,622	$26,725,448	$41,442,743	$66,575,045	$79,261,333	$137,695,555	$229,558,697
Commerical	$ -	$ -	$ 59,666	$ 65,322	$ 137,280	$ 3,918,562	$ 17,923,922	$ 73,382,941
Total	$17,939,556	$20,695,622	$26,785,114	$41,502,409	$66,712,325	$83,179,895	$155,619,476	$302,941,638
Production								
Residential	$ 6,355,443	$12,019,682	$14,076,639	$24,367,548	$36,984,370	$40,184,813	$ 70,323,422	$112,517,475
Commerical	$ 2,641,030	$ 1,388,171	$ 1,924,838	$ 4,260,415	$ 8,812,837	$ 8,216,063	$ 22,314,094	$ 70,933,641
Total	$ 8,996,473	$13,407,852	$16,001,477	$28,627,964	$45,797,207	$48,400,875	$ 92,637,516	$183,451,116

Figure 1. NEIF actual performance statistics as of 09/30/23 and projections for FY 2023 through 2025.


Loan Performance Remains Steady
Perecentage of Energy Efficiency Loan accounts considered "Current"
(Less then 30 days past due)
99.27%
98.55%
98.85%
Sep-21
Sep-22
Sep-23

Figure 2: Portfolio comparison of delinquency rates from September 2021 to September 2023.

11

NEIF is a regulated or licensed lender in 30 states for residential programs and operates nationally for commercial programs as of September 2023.

State	Lending Requirement	License Status	Registration To Do Business
Alabama	Consumer Credit Act License	MC 22708	587 262
California	Finance Lender	60DBO-106993 (PA)	201926610036
		60DBO-111768 (CO)	
Colorado	Supervised Lender	Exemption per Rate Trigger	20181026783
Connecticut	Small Loan Company	SLC-1723196	6402847
DC	Money Lenders License	ML1723196	6762469
Delaware	Licensed Lender	26639	6752237
Florida	Consumer Finance Company	Exemption per Rate Trigger	M18000002917
Georgia	Industrial Loan License	Exemption per Dollar Trigger	19149242
Illinois	Consumer Installment Loan Act License	CI.0004692-H	9038469
Indiana	Consumer Loan License	64094	202305091689672
Kentucky	Consumer Loan License	CL828008	1015492
Louisiana	Licensed Lender	1723196	11120932#3CF52
Maine	Supervised Lender	1723196	20180597FC
Maryland	Consumer Loan License	Mar-84	1000362011236290
Massachusetts	Third Party Loan Servicer	SL1723196 / LS1723196	201985023930
Michigan	Regulatory Loan License	RL0025231	803036566
Missouri	Small Loan License	367-24-9522	FL001700870
New Hampshire	Small Loan License	22915-SM	812196
New Jersey	Licensed Lender	Exemption per Rate Trigger	140229958
New York	Licensed Lender	Exemption per Rate Trigger	5359690
North Carolina	Consumer Finance Lending License	Exemption per Rate Trigger	C201931500116
Ohio	Small Loan Company License	GL.502107.000	201910201564
Pennsylvania	Consumer Discount Company	66007	6581053
Rhode Island	Lender License/Lender's License	20204114LL	201921942080
South Carolina	Supervised Lender	SL – 1723196	190918-1123464
		SL – 1723196 Website Renewal	
Tennessee	Industrial Loan & Thrift Company License	1723196	B1397-0167
Texas	Regulated Lender License	2000067294-164823	803627367
Vermont	Lender License	7530	2581240
Virginia	Consumer Finance License	Exemption per Rate Trigger	T080796-8
West Virginia	Regulated Consumer Lender	Exemption per Rate Trigger	2374-4854

Table 1. As of September 2023, NEIF operates commercial programs nationally and maintains or is pending residential lending licensing or exemptions in these states.

NEIF Background

NEIF's mission and strategic focus

- Mission: To increase the affordability of energy efficiency and resilience improvements in homes and commercial properties, and to help contractors grow their businesses in the energy efficiency and resilience markets.

- Strategic focus:
  - **Climate —** NEIF finances energy efficiency improvements that reduce energy usage and the carbon footprint.
  - **Affordability —** NEIF financing makes energy and resilience improvements more affordable for homeowners and businesses of all sizes and income levels, with additional focus on low and moderate income borrowers.
  - **Resilience —** NEIF provides specialty financing and insurance programs for buildings in high impact weather regions.
  - **Business and Job Development —** NEIF accelerates contractor growth and employee development with training, products, and programs.

NEIF's distinction

- Experienced leadership and staff who have previously built, operated, and transitioned innovative and successful energy finance businesses.

- A unique market position as a focused energy and resiliency lender, filling product and distribution gaps with programs, expertise, compliance, and technology.

- Third-party B Corp certification for strong ethical practices and a commitment to the environment, compliance, and accountability.

- A licensed and regulated consumer lender under physical supervision of the Pennsylvania Department of Banking and numerous other state banking agencies.

- Fully audited with ongoing and annual CPA review of financial statements, processes, and procedures.

- Certified as a Home Improvement Expert™ partner by the U.S. Department of Energy.

- Fully compliant processes for loan origination, servicing, and payment processing and integrated Statement on Auditing Standards (SAS)-compliant software.

- Offering loans to customers of NEIF-Approved Contractors, providing training to contractors, working capital to support small businesses, job development, and help to increase their sales.

- An innovative, compliant and time-tested fintech company with end-to-end Service Organization Control (SOC)-compliant systems for loan origination, servicing, and payment processing.

NEIF's current operating status

- Servicing over $67 million in loans across over 14,000 completed energy efficiency projects, and hosting a contractor network of 1,600 companies as of September 2023.

- Offering commercial loan programs nationally and residential lending programs in 30 states in the Northeast, Mid-Atlantic, Southeast, Gulf Coast, and California.

- Currently operating special programs in partnership with state government and/or utilities in Maine, California, New Jersey, Colorado, North Carolina, Ohio and Pennsylvania.

- Appointed administrator and implementer/lender for new Delaware "green fund" statewide financing programs.

- Appointed administrator and implementer/lender for new Pennsylvania "green bank" statewide financing programs.

- Approved as lender under state of California "Go Green" subsidized financing program.

- Expanded an existing program with Duke Energy to offer 0% commercial financing in North and South Carolina.

- Launched a new finance program in Commonwealth Edison territory.

- Selected to be LED Lighting program lender for Colorado Clean Energy Fund.

- Holds administrative program contracts with Efficiency Maine, Xcel Energy, AEP Ohio, Rocky Mountain Power, Eversource, Atlantic City Electric JCP&L, Duke Energy and many others.

- Successfully raised over $8.6 million in first stage capital from energy funds and individuals which includes investment by management of over $1.25 million.

- In May 2020, acquired and integrated MyStrongHome (MSH), a resiliency-based lending and insurance benefit corporation operating in the Southeast U.S.

- NEIF maintains exclusive partnerships with manufacturers, distributors, and trade associations such as Energy Kinetics, Rheem distributors, Building Performance Association, and Pearl Certification to provide financing to their customers and members.

- NEIF's proprietary commercial finance portal features custom-branded finance proposals, customer pre-screen, rate buy-downs, sponsor-specific project tracking and the ability to fund projects via multiple different lenders. NEIF is integrating this advanced technology into its established residential lending and reporting systems.

NEIF products adhere to four essential pillars

- **Simplicity —** Uncomplicated products and processes. Responsive communication. Knowledgeable service. Straightforward technology.

- **Transparency —** Financing options with clear terms and no hidden costs to customers or contractors. Supporting informed and confident decision-making.

- **Trust —** Third-party certified to meet the highest standards of compliance, social and environmental focus, accountability and fair lending practices.

- **Expertise —** Staff with years of innovation in energy and resiliency financing. Knowledge, expertise and broad industry perspective for best contractor and customer experience.

NEIF's comprehensive solutions address four market gaps

- **Confusing and high cost financing —** Many contractors offer non-transparent, high contractor fees, and "promotional financing" which can increase the cost to the customer and limit affordability.

- **Contractor cash constraints —** Contractors are often cash-strapped, time-strapped, and lacking a true partner to grow their business.

- **Generic and limited products —**Generic lending products don't fully address the specialized needs of energy programs nor the emerging and fast-growing markets for resiliency solutions (high quality roofs, battery storage, etc.).

- **Inadequate support to Utilities, States, and Green Banks —** Most lenders lack the specialized expertise required to effectively partner with programs that promote energy efficiency, renewable energy, and resiliency.

NEIF serves four customer types

- **Homeowners —** Point of purchase financing and insurance for qualifying energy and resiliency improvements.

- **Businesses —** Financing for commercial, industrial and municipal energy and resiliency upgrades.

- **Contractors —** Bridge financing for HVAC, roofing, lighting and other contractors.

- **Governments, Utilities, Manufacturers, Distributors, and Programs —** Administration and delivery of program and contractor network-driven efficiency and resiliency lending.

NEIF provides essential products and services

- **Lending to consumer and commercial customers —** Loan origination and servicing for efficient HVAC, windows, roofs, lighting, battery storage and other efficiency, and resilience upgrades.
- **Bridge financing for contractors —** Advance funding programs to cover contractor short-term capital needs with rebate advance payments, working capital, and related funding.
- **Program administration services —** Portal technology, loan servicing, and origination for governments, utility, and other sponsors and their contractor networks.
- **Property Insurance based on resilience —** Insurance services for homeowners, which provide reduced premiums after resiliency upgrades such as roofs that are fortified against hurricane-force winds.

NEIF brings its products to market through four channels

- **Manufacturers, Distributors and Industry Associations —** Partnering with industry leaders such as Energy Kinetics, Rheem distributors, ATAS Roofing, Pearl Certification, BPI, Building Performance Association, and CEMA.

- **Direct to Contractor —** Providing a network of qualified energy and resiliency contractors vetted for financial and ethical stability, with tools and training to integrate fair financing.

- **Government Efficiency and Resilience Programs —** Developing and managing programs for government agencies such as Efficiency Maine, Pennsylvania Treasury, Philadelphia Energy Authority, and US Department of Energy.

- **Utilities and Insurance Companies —** Administering targeted financing programs for utilities such as Eversource, AEP Ohio, Xcel Energy, etc. and resilience-related programs for insurance companies.

Industry background

Residential Financing Market

- The annual home improvement market is in excess of $250 billion (Joint Center for Housing Studies, Harvard University[1]
- More than half of all home improvements are financed, 11% of this are financed with point of purchase financing other than credit cards (bankrate.com).
- NEIF's principal competitors like Synchrony, GreenSky and EnerBank focus on short term promotional financing programs ("Zero %") with high costs to the contractors.
- NEIF focuses on transparent, fixed-rate installment financing with no cost to the contractor.
- NEIF required share of the market to hit its planned maximum volume and sustained profitability is estimated to be 0.25% (less than a quarter of one percent)

NEIF experiences indicate that financing options for core energy and resiliency improvements remain unfocused and fragmented

- Approximately, 80% of all energy-related improvements are "reactive" – that is, they are a response to a heating or cooling system outage or other urgent upgrade.

- For many homeowners, these "reactive" home improvements ($2,500 to $25,000) come as a surprise, un-budgeted major capital expense and can often fall into the consumer's financing "twilight zone" – too big for a credit card, too small for a home equity loan.

- Credit cards, short-term promotional programs, or cumbersome traditional financing do not address the needs of buyers and contractors looking for fast turn-around, fair pricing and longer-term affordability for a major capital purchase in energy-related improvements.

---

[1] https://www.jchs.harvard.edu/press-releases/residential-remodeling-continue-steady-expansion

- Because a reactive improvement is time sensitive and consumers may have limited, less-than-affordable or inefficient financial options available to them, they often are only able to afford cheaper and less efficient systems or improvements.

- Small and mid-size commercial borrower(s) face similar hurdles with limited and mostly short-term payment options available.

Existing products and providers do not fully address the financing needs of the multi-billion energy and resiliency improvement market

- Large National Banks and Finance Companies offer sophisticated point of purchase programs for contractors, but are generally focused on "promotional" finance programs with high costs and dealer fees that may result in a hidden finance charge to consumers. For most of these programs, lenders' energy improvements are just another line item to finance like hot tubs and All-terrain vehicles (ATV)s. Additionally, there is no motivation to integrate with utility or other energy programs, or provide specific energy industry know-how to consumers and contractors.

- Fintech platforms and internet lenders need massive volume to feed venture capital and private equity investor returns, requiring them to focus on large, high cost improvements like solar. Access to loan capital is based on the "big Wall Street banks" interest to provide financing and price. While some fintech lenders offer financing for basic energy improvements, it is typically treated as an "add-on" and not a core product.

- Local Banks and Lenders commonly focus on home equity loans or financing products that are more complex and require a longer time to process, making them unresponsive to the immediate needs of the consumer. They are generally not engaged in point-of-purchase financing, contractor network development and management, or energy-specific program administration.

Why invest in NEIF

NEIF has extensive energy, lending, compliance and regulatory knowledge led by a leadership team with decades of experience

- The NEIF management team is made up of energy finance veterans, with decades of industry and innovation and lending legacy dating to 1947.

- The team has collectively completed over $900 million in energy lending.

- Peter Krajsa, Co-Chair and Founder - Previously CEO of AFC First, a groundbreaking energy efficiency lender founded in 1947 with over 6,000 participating contractors, creators of Pennsylvania's Keystone HELP, the national EnergyLoan program, and many other market-based and state- and utility-backed financing programs. He successfully sold AFC First to Renew Financial, the creator of PACE financing, in 2015. Peter has over 30 years of industry experience.

- Matthew Brown, Co-Chair and Founder - Founder and Principal of Harcourt Brown & Carey and HBC Energy Capital, the nation's top designer of energy finance programs for States and Utilities, including California, Michigan and many others. Matthew has over 25 years of industry experience.

- Laura Nelson, Chief Operating Officer - Previously CFO of AFC First, and VP of Renew Financial and Deutsche Bank. She was instrumental in the creation of the national Warehouse for Energy Efficiency Lending and has been involved in financial management, operational controls, process improvement and regulatory and investor compliance. Laura has over 20 years of industry experience.

- Tessa Shin, Vice President, Lending and Programs – Former Director of Lending and Programs at AFC First and Renew Financial. Tessa has over 15 years of industry experience.

- Teri Stoffey, Vice President, Accounting and Servicing – Former Accounting Manager at Renew Financial, and former Director of Process and Reporting at AFC First. Teri has over 10 years of industry experience.

- Ed Matos, Vice President, Business Development – Nationally recognized energy efficiency sales leader and trainer. Experience as contractor and program manager for utilities.

- Randy Bak, Senior Director, Business Development - Experienced national dealer and channel sales professional formally with Renew Financial, Toshiba and other technology companies.

- Jensen Handwork, Senior Director, Commercial Programs and Training – Foundational experience working in all aspects of commercial energy lending and utility programs.

- Trey Muffet, Senior Director, Business Development– Innovative program developer and energy efficiency expert.

- NEIF currently has 30 employees.

NEIF team members have been part of the development of the nation's most innovative energy financing programs

- NEIF is a trusted brand among contractors that seek a transparent, monthly payment option for customers.

- NEIF is well-known in the energy industry and works closely with utilities, state green banks, state energy offices, utility program implementers and others, including programs and partners such as: Pennsylvania Treasury –Keystone HELP, Efficiency Maine, Connecticut Green Bank, Eversource, United Illuminating, Michigan Saves, Energy Kinetics, P&N Distribution (Rheem), PECO, WHEEL, FannieMae, HUD PowerSaver, California Treasurer & Utilities, Delaware Sustainable Energy Utility, West Penn Power Sustainable Energy Fund, The Sustainable Energy Fund, Philadelphia Energy Authority, ComEd, Ameren, Duke Energy, JCP&L, Exelon, ATAS International, Rocky Mountain Power, Xcel Energy, Sacramento Municipal Utility District, Marin Clean Energy, and AEP Ohio.

NEIF's business model combines recurring revenue and transaction fees

- NEIF earns recurring revenue on its loan servicing portfolio and retainer contracts, and transaction fee revenue on loan placement, insurance commissions and other services.

- For selected loan products, NEIF originates and funds loans to homeowners and businesses for eligible energy and resilience improvements installed by qualified contractors. NEIF sells the underlying loans into pre-committed capital pools. NEIF retains ownership, for the life of the loan, of a loan servicing origination and spread for account management, payment processing, collections and reporting, as well as a program management spread for contractor management, training, improvement qualification, and reporting. These spreads are paid out of the loan yield on the outstanding balance of the loan portfolio and range from 1.5% to 4% annually depending on the level of services.

- NEIF receives monthly retainers from utilities and other programs. Services include the management of lending activities for a utility's commercial and small business initiatives, and range from $1,000 monthly to $5,000 monthly depending on the level of service.

- NEIF provides premium subscription services to contractors for preferred access to sales tools, NEIF's proprietary financing portals, and additional marketing services.

- A $25 million servicing portfolio, for example, would be projected to generate about $2 million in lifetime servicing revenue. This assumes $25 million in loans originated results in $2.088 million in servicing revenue based on an 87-month average life and 2.49% spread.

- NEIF originates commercial transactions for financing products provided by third-party lenders that enhance NEIF's product offerings. Examples include larger loan amounts or different financing structures like commercial Property Assessed Clean Energy (PACE), Power Purchase Agreements (PPA), working capital lines of credit for contractors, and certain types of lease arrangements. NEIF receives a funding transaction fee of 1% to 4% of the loan amount.

- NEIF earns processing fee revenue and profit participation for advance payment to contractors for utility and government rebates through its interest in RB Funding, LLC (Rebate Bridge).

- NEIF is a licensed or compliant lender in all the states in which it operates. It maintains a full origination and servicing operation, deriving revenue for ongoing servicing fees, origination and placement fees paid by capital sources, retainers by utilities, and service fees paid by programs.

- NEIF is a 50% owner and administrator of RB Funding, which provides advance funding on rebate and other cash-flow programs for contractors under the Rebate Bridge product line.

NEIF has built robust partnerships, alliances and integrations

- Aggregation and forward purchase commitment of community bank, credit union, foundation, and socially responsible investor capital provides access to low cost, sustainable and diverse sources of funding.

- Alliances and integration with state green banks, utilities and others provide access to deal flow, to credibility and to subsidy funds that reduce loan rates, enhance marketing and increase contractor usage.

- State-of-the art origination, contractor support and servicing technology enhances contractor close rates, consumer uptake of energy improvements, and loan payment performance.

- The NEIF team understands the nuances of energy efficiency and resilience marketing and lending and how to build strong contractor and sponsor relationships that use financing to drive sales of energy efficiency with effective sales training and integrated marketing.

NEIF has a high focus on risk management and lending compliance

- Management has deep consumer lending experience with systems and documents that are fully compliant and current. Origination and servicing comply with regulations & bank partner expectations.

- The business model is built on controlled and sustained growth derived through systematic deployment through contiguous geographic areas or related vertical channels. Projections are based on receiving 0.75 applications per month for each approved contractor, with a pull through rate of 35%. These metrics are based on management's previous experience in an identical business line and have been consistent since NEIF's founding.

- The chart below shows actual figures through September 2023, estimated figures for end of year 2023, and projected loan origination and servicing growth through 2025. Growth in anticipated loan volume is based on new state and utility programs and recently contracted project pipeline (for example, PA and DE state Green Banks).

NEIF is successfully creating high-performing loans for a wide variety of energy and improvement loans, as well as helping to create affordability across a diverse group of income demographics

- Strong credit: The average credit score for all energy and resiliency funded loans by NEIF to date is 746 (2022 data). Annual charge-offs are historically less than 1%.

- Strong repayment performance: The 60-day delinquency for all standard NEIF loans is less than 1.0%, (anticipated losses are 0.90% annually based on historical performance metrics for similar portfolios originated by NEIF's management at previous companies).

- Serving all income levels: NEIF serves all income levels including low-to-moderate income borrowers – representing 43.0% of the NEIF originations AND maintains an industry-leading low delinquency rate. NEIF 30-day past-due energy efficiency loans as of 09/30/23 are less than 0.55% of portfolio vs. the national average of 2.36% based on Federal Reserve data.[2]

- Diversified projects: 77% of NEIF's loans have been for efficient heating, cooling and related improvements and 23% have been for insulation and other energy and resiliency measures (2022 data).

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[2] https://www.federalreserve.gov/releases/chargeoff/delallsa.htm Accessed 11 October, 2023. Data for June 2023.

- Reducing carbon emissions and energy costs: A typical financed residential project reduces energy use by 5-10% and commercial energy use by 15% or more based on Department of Energy data.[3]

- Funding spread across diverse income demographics: For all energy and resiliency funded loans by NEIF, 19.31% have been for low income (less than 80% of Area Median Income), 25.60% have been for moderate income (between 80% and 120% of Area Median Income) and 56.10% have been for above moderate income (greater than 120% of Area Median Income. (2022 data)

NEIF's 2019- September 2023 Highlights

- Over $67 million in residential and commercial loans being serviced

- Expanded Efficiency Maine financing program

- B Corporation ® Certification achieved in August 2019

- EnergyPlus Loan financing expanded into 32 states from Maine to California

- Selected as Home Improvement Expert Partner by U.S. Department of Energy

- Signed Sponsor/Partner agreements with, P&N (Rheem), NAPAC, WinSupply, Pearl, Sealed, JCP&L:, Duke Energy, Eversource

- Completed acquisition of MyStrongHome

- Launched Solarize Philly with Philadelphia Energy Authority, and programs with AEP Ohio, Sealed, CEMA and NYSEC, preliminary work for Keystone HELP

- Launched a new commercial finance program with Eversource Energy in Connecticut, New Hampshire and Massachusetts

- Launched financing program for Orange & Rockland commercial utility customers

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[3]
https://www.energy.gov/energysaver/articles/how-much-can-you-really-save-energy-efficient-improvements
https://www.energystar.gov/buildings/facility-owners-and-managers/existing-buildings/save-energy/find-cost-effective-investments

- Awarded contract to provide multi-family financing at subsidized rates for Los Angeles County

- Awarded contract to provide financing to Xcel Energy Colorado customers

- Approximately 3x increase in number of commercial finance proposals year over year

- Launched newly enhanced commercial finance portal and new working capital finance program offer for contractors

- Appointed administrator and implementer/lender for new Delaware "green fund" statewide financing programs.

- Appointed administrator and implementer/lender for new Pennsylvania "green bank" statewide financing programs.

- Approved as lender under state of California "Go Green" subsidized financing program.

- Expanded an existing program with Duke Energy to offer 0% commercial financing in North and South Carolina.

- Launched a new finance program in Commonwealth Edison territory.

- Selected to be LED Lighting program lender for Colorado Clean Energy Fund.

Directors, Officers, and Employees

Directors

Peter J. Krajsa

Dates of Board Service: July 2017-present

Principal Occupation: Co-Chair and Founder, Managing Member

Employer: National Energy Improvement Fund, LLC

Dates of Service: July 2017 - present

Matthew H. Brown

Dates of Board Service: July 2017-present

Principal Occupation: Co-Chair and Founder, Managing Member

Employer: National Energy Improvement Fund, LLC

Dates of Service: July 2017 - present

Officers

The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

Peter J. Krajsa

Peter Krajsa, Co-Chair and Founder is a recognized innovator in energy efficiency finance for over two decades. Peter spear-headed the creation of a number of major national energy finance programs as CEO of AFC First Financial Corporation, a specialty residential energy efficiency lender, operating programs nationally with a network of over 6,000 participating contractors. Most recently, he headed national channel business development for the innovative energy lender, Renew Financial, which acquired AFC First in 2015, as part of its national expansion plans.

As CEO of AFC First, a company founded by his parents in 1947, Peter led the development of the company's national EnergyLoan® program as one of Fannie Mae's approved lenders; created the Keystone Home Energy Loan Program in cooperation with the Pennsylvania Treasury Department, DEP and PHFA, which laid the foundation for WHEEL, (Warehouse for Energy Efficiency Loans), the world's first investment grade rated securitization of a portfolio of unsecured energy loans, the Connecticut Solar Leasing program which is the nation's first state sponsored solar leasing program, and many other state, utility and manufacturer financing programs, including on-bill financing programs in Connecticut and Illinois. After running AFC with his brother, primarily as a mortgage banker and direct lender, Peter moved the company exclusively into energy efficiency lending in 1999. Under his leadership, AFC First closed over $500 million in energy efficiency loans, was named by the U.S. DOE as the nation's first private Home Performance with ENERGY STAR sponsor, selected as one of five national pilot lenders for the HUD PowerSaver program, received the Alliance to Save Energy Andromeda Award and established the Green Energy Training Academy supported by the Rockefeller Foundation. He holds a B.S. Economics from the Wharton School, University of Pennsylvania.

Business Experience (list of employers, titles, and dates of positions held during the past three years with an indication of job responsibilities):

> Employer: National Energy Improvement Fund, LLC
> Title: Co-Chair and Founder, Managing Member
> Dates of Service: July 2017-present

> Employer: Renew Financial
> Title: Executive Vice President
> Dates of Service: October 2015-March 2017

> Employer: AFC First Financial Corporation
> Title: Chairman and CEO
> Dates of Service: May 1978-October 2015

Matthew H. Brown

Matthew Brown, Co-Chair and Founder has worked in the energy finance and policy field for more than 20 years, beginning his work with the accounting and consulting firm of KPMG in New York. He subsequently worked with an environmental, energy and finance consulting firm conducting research on viability of clean coal companies in the late 1980s. He went on to work with the City of New York, where he was in charge of establishing public-private partnerships for the financing of natural gas fueling stations, among other related activities.

In 1994 he moved to Denver where he headed the National Conference of State Legislatures energy program for 11 years. In this role, he directed a program that provided non-partisan advice on a wide variety of state clean energy policies, including renewable energy standards, tax policy, and establishment of public benefit funds, among numerous other roles. During this time, he testified in more than 35 state legislatures, as well as in front of the Federal Energy Regulatory Commission. In 2005, Matthew moved to Paris, France to begin consulting work with the International Energy Agency, focusing on renewable energy and energy efficiency. Upon his return to Colorado, Matthew built upon his background in a combination of clean energy policy and finance to develop an extensive practice that involves assisting state governments, utilities, lenders, the U.S. Department of Energy, national associations and others in the area of clean energy finance.

Matthew has led HB&C's engagement with the four California investor-owned utilities to develop and implement energy efficiency financing programs as well as a similar engagement to develop a third party financing program with utility bill collections for the Hawaii Public Utilities Commission. He had led the engagement with Xcel Energy advising on financing. Matthew has worked extensively with financial institutions to advise on deployment of capital through loans and leases for clean energy in the western United States as well as nationally. Matthew's expertise in advising governments that are looking to support financing program development has led to the development of multiple public-private partnerships between state governments and private capital providers and lenders. Matthew holds a BA from Brown University and an MBA from New York University's Stern School of Business.

Business Experience (list the employers, titles and dates of positions held during the past three years with an indication of job responsibilities):

      Employer: National Energy Improvement Fund, LLC

      Title: Co-Chair of the Board and Founder, Managing Member

      Dates of Service: July 2017-present

      Employer: Harcourt Brown and Carey

      Title: Founder and Principal

      Dates of Service: January 2011 – present

Laura Nelson

Laura Nelson, Chief Operating Officer - has been involved in financial management, operational controls, process improvement and regulatory and investor compliance for over fifteen years. Most recently she was Vice President, Financial Operations for Renew Financial where she was engaged in all financial aspects of unsecured and PACE lending prior to Renew's acquisition of AFC. First in 2015, she served as AFC's Chief Financial Officer. As AFC's CFO, she oversaw all investor reporting to states, utilities and financial institutions as well as managing systems, IT, licensing, accounting and compliance. She was previously Vice President, Corporate Actions Department at Deutsche Bank, and worked in mutual fund accounting at State Street. She holds an MBA from Boston College and a BSBA from Bucknell University.

Business Experience (list of employers, titles and dates of positions held during the past three years with an indication of job responsibilities):

> Employer: National Energy Improvement Fund, LLC
>
> Title: Chief Operating Officer
>
> Dates of Service: July 2017-present
>
> Oversees all operations including lending, compliance and regulatory matters.

> Employer: Renew Financial
>
> Title: VP–Financial Operations
>
> Dates of Service: October 2015-June 2017

> Employer: AFC First Financial Corporation
>
> Title: Chief Financial Officer
>
> Dates of Service: February 2011-October 2015

Employees

NEIF currently has 30 employees. Three senior employees are profiled below.

Tessa Shin

Tessa Shin, Vice President – Lending and Programs has helped develop and manage some of the nation's most innovative energy financing programs including Keystone HELP and on-bill programs in Connecticut and Illinois. Most recently she was Director of Unsecured Lending for Renew Financial and prior to Renew's acquisition of AFC First she was AFC's Director of Lending and Programs where she managed policies and procedures for AFC's energy efficiency lending programs as well as AFC First's Home Performance with ENERGY STAR and Power Savers programs. She has earned her BPI Building Analyst designation, and holds a B.S. from Cedar Crest College.

Business Experience (list of employers, titles and dates of positions held during the past three years with an indication of job responsibilities):

Employer: National Energy Improvement Fund, LLC

Title: VP– Lending and Programs

Dates of Service: July 2017-present

Employer: Renew Financial

Title: Director of Unsecured Lending

Dates of Service: October 2015-June 2017

Employer: AFC First Financial Corporation

Title: Director of Lending and Programs

Dates of Service: February 2011-October 2015

Teri Stoffey

Teri Stoffey, Vice President – Accounting and Servicing has had leadership roles in both accounting and loan servicing management, overseeing general ledger, audit and internal systems and controls as well as loan level servicing reporting and financial compliance for relationships with states, utilities and capital sources. Most recently she was Accounting Manager for Renew Financial, and prior to Renew's acquisition of AFC First, she was AFC's Director of Process and Reporting. She holds a B.S. in Business Administration/Accounting from Bloomsburg University and an MBA with a concentration in Accounting from DeSales University.

Business Experience (list of employers, titles and dates of positions held during the past three years with an indication of job responsibilities):

Employer: National Energy Improvement Fund, LLC
Title: VP– Accounting and Servicing
Dates of Service: July 2017-present

Employer: Renew Financial
Title: Accounting Manager
Dates of Service: October 2015-June 2017

Employer: AFC First Financial Corporation
Title: Director of Process and Reporting
Dates of Service: November 2011-October 2015

Ed Matos

Ed Matos – Vice President, Business Development joined NEIF as Business Development Director for NEIF's Rebate Bridge program where he was responsible for doubling the volume of contractor advanced funding for efficiency program rebates. In his expanded role with the senior management team he focuses on all aspects of NEIF's residential, commercial and rebate advance financing and leads NEIF's national Business Development team in developing its network of qualified HVAC, home performance, roofing and energy contracting companies while also working with partners to escalate program uptake. With over a decade of diverse HVAC and energy efficiency direct sales and management experience, Ed previously served as Senior Program Manager for CLEAResult's NJ Comfort Partner's retrofit program; Regional Sales Manager at Brightcore Energy, a commercial energy efficiency contractor and as Vice President of Sales & Business Development for Powersmith Home Energy Solutions, an award-winning residential energy efficiency contractor. He is also a highly-regarded sales training expert and has been a featured speaker at many industry and contractor events

Ed attended Tufts University and holds a BA from New York University.

Business Experience (list of employers, titles and dates of positions held during the past three years with an indication of job responsibilities):

      Employer: National Energy Improvement Fund, LLC

      Title: VP– Business Development

      Dates of Service: July 2021-present

      Employer: Competitive Advantage Consulting

      Title: VP– President

      Feb 2016 – July 2021

Risk Factors

Company Risks

Limited operating history — The Company and its Business (defined below) are continuing to be developed, in part, with the proceeds of the Offering. The Company, which was organized in 2017 and began to operate in 2018, has a limited history of operations or earnings.

Benefit company — As used herein, the term "Business" shall refer to operating as a "Benefit Company" by engaging in certain activities for the general public benefit, including promoting energy savings by increasing and improving access for affordable financing of energy efficiency, and resiliency improvements for consumers and business. As used herein, "Benefit Company" shall generally refer to an entity that: (i) has an expanded purpose beyond maximizing "share value" to include general and/or specific public benefits explicitly; (ii) is required to consider and balance the impact of its actions not only on its equity holders but also on the general public; and (iii) is required to make available to the public certain benefit reports that assess the entity's overall social and environmental performance. The Company operates as a Benefit Company, which means, among other items, that the Company may consider factors other than maximizing profit and "member equity" when making business decisions, including, but not limited to, general or specific public benefits. Any such decisions may adversely affect the profitability of the Company and/or the ability of investors to realize a return on their investments.

The Company faces significant competition — Other persons and entities in the geographic area to be served by the Company are currently engaged in businesses or providing products or services that are similar to, or competitive with, the Business of the Company (a "Competitive Business"). In the future, additional persons or entities may also become engaged in Competitive Business activities in the geographical area of the Business. The Company is operating in an extremely competitive lending environment. In addition, future competitors may enter the Company's line of business. The Company's competitors may offer services which the Company does not offer or plan to offer, and may have substantially greater resources, name recognition and market presence that benefit them in attracting business. Such competition may adversely impact the profitability of the Company.

Lack of energy efficiency and resilience financing/loan transactions — The Company's revenue will be closely related to the number of energy efficiency and resiliency financing/loan transactions in which it participates. A lack of financing transactions, or defaults under any such financing transactions, would have a direct adverse impact on the ability of the Company to meet its obligations.

General economic conditions may have a significant impact on the Company's financial condition and operating results — The success of the Company depends in large part on general economic conditions. Adverse changes in the economy could reduce the growth rate of the Company, impair the Company's ability to collect loans, and generally affect the Company's financial condition and results of operations. Any sustained economic downtown could: (i) reduce the demand for the Company's services; (ii) lead to increased instances of loan defaults; and/or (iii) influence other factors which could negatively impact revenues. The Company will primarily provide unsecured energy efficiency loans for residential projects as well as brokering both unsecured and secured financing for commercial projects. The Company's unsecured products are largely based on the Fannie Mae underwriting standards and performance characteristics which historically provided annualized loss rates of less than 1%, far lower than traditional unsecured lending. The risks associated with unsecured loan originations include, without limitation, the lack of collateral with value to offset credit exposure in a loan default scenario, credit quality, and access to capital. The Company focuses on these types of programs because of market expectations, point-of-purchase loan delivery requirements, and the transaction speed necessary for equipment replacement projects i.e., heat pump replacement in winter where a customer has no heat.

The Company's revenue stream and ability to generate new programs is dependent on its ability to generate a high-quality loan portfolio — While the credit risk associated with these loans generally resides with the capital source, it is the Company's business risk that loan performance drives revenue through its program management fee. A significant increase in loan defaults would have a negative impact on the Company, its profitability and its ability to pay preferred stock dividends. Loan quality is directly impacted by underwriting standards applied by the Company in approving borrowers for financing of energy efficiency and resiliency improvements. Weakening these underwriting standards could lead to a higher level of defaults than has been the case historically, which could impact the Company's profitability and its ability to pay any distributions to Members. The Company takes no credit risk in its commercial finance brokerage activities.

The Company is dependent on outside capital sources to provide permanent financing for the loans it generates. An economic downturn could impact capital markets by making capital more expensive or unavailable, thus interrupting the Company's business model and impacting its ability to operate profitably or impacting its ability to pay Distributions on the Certificates. The

Company relies on servicing rights, and forecasts expected revenue streams that may not result as expected. An adverse impact on the Company's retained servicing rights would have an adverse impact on future revenue streams and impact the Company's ability to operate profitably and pay Distributions on the Certificates.

Without limiting the foregoing, the Company estimates the value of its servicing rights on an annual basis, taking into account underlying characteristics of the loans it is servicing, including, without limitation, prepayment speeds, default rates, cost to service loans, and an implied present value factor to state the current value of expected future revenue streams. Any material change in these forecasts (or the actual results of such forecasts) could result in an adverse impact on the Company's (i) retained servicing rights, (ii) future revenue streams or available cash, and/or (iii) the Company's ability to operate profitably and/or satisfy its obligations (including, without limitation, any obligations under the Certificates).

Risks related to minority ownership factors: A majority of the Company is owned by a small number of owners — Beneficial Owners (holding 20% or more of the Company's outstanding voting equity securities) own 100% of the Company. Subject to any fiduciary duties owed to other owners or investors under Pennsylvania law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company actions. They may have interests that are different from yours. Importantly, they can influence the approval to pay cash distributions to Preferred Classes. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their Company, or support or reject other management and board proposals that are subject to owner approval. Holders of the Certificates are minority owners with no voting rights. They will not have an input on decisions made by the Board and/or the Principal Shareholders. Investors in this offering may have fewer rights than other investors.

Risks Related to Certain Corporate Actions: Transactions with related parties — Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to satisfy the Company's obligations under the Notes. In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value.

Preferred Equity Risk

Preferred stocks are equity securities, just like common stocks. The dividend or distribution payments on preferred stocks must typically be paid before any dividends can be paid to common stockholders. The dividends and return of principal are not guaranteed by the Company in the same way that interest payments and return of original investment on the Company's bonds are guaranteed. If the Company misses an interest payment on its bonds, it is in default of its bond agreement, and bondholders can sue the Company. If the Company misses a preferred dividend or distribution payment, it's not in default.

Uncertainty around the timing and size of Distribution Payments. There is no defined maturity. Preferred securities receive Dividend or Distribution Payments whose timing and size is determined by a waterfall for available cash, defined in the Company's Operating Agreement, and prior to distribution must be approved by the Board. While a Company may intend to pay distributions based on a specific schedule, the actual schedule of payments will be dependent on how the Company is performing, ability to access cash, among other variables. It is possible that the Company would need to delay payments for one quarter or many quarters or for an undefined period of time. Investors cannot rely on this cash flow in the same manner they could for a fixed income investment. Investors may never receive interest (dividends) on their original investment amount or their original investment amount back.

Limited Upside potential -- While the ability to make timely and complete Dividend or Distribution Payments is generally supported by good operating performance and increased value in the Company's equity, the Certificates do not include any equity-related upside or bonus, unlike other Classes of Preferred securities may be structured, or most commonly with Common Stock.

Interest rate and Market risk — The Preferred CF 2.0, while equity certificates, do have debt-like features in that they seek to meet a 7 year amortization schedule and have a stated interest (dividend) rate. Interest rates fluctuate over time and may go up or go down. If interest rates more generally go up for a similar investment in the future, this investment will maintain its original lower rate. Subject to any applicable restrictions on the transfer of such Certificates, if an investor desires to sell their Certificate to someone else, a third-party, such third-party may require a discount from the investor's original or un-returned principal investment amount, which would cause them to potentially realize a loss on their investment.

Volatility in interest rates may come from a wide variety of factors and can be very difficult to forecast. For example, rate moves may come from fundamental factors such as central bank announcements related to monetary policy due to inflation concerns and economic growth. Another example impacting interest rates can be geopolitical risk and shocks to the equity markets. Uncertainty in global and financial markets can have a negative impact on interest rates, and the demand for securities that themselves are riskier inherently.

Any investment is subject to general market risk. Market risk is the impact of the overall condition of financial markets. When the markets are doing well, that sentiment generally carries over to individual securities - and vice versa. Geopolitical, economic, and other uncertainties can impact the markets significantly, creating increased volatility. Generally, volatile markets can be a cause for reduced valuations of companies and investments. Inflation and interest rate risk can operate separately or in tandem. Interest rate risk impacts a business by potentially increasing their costs to do business e.g., borrowing costs. If you couple this with rise in rates due to inflation, then the value of the dollars the company earns are worth less. Not all businesses can pass on higher costs to their customers. And this increases the possibility that demand is reduced and that customers may pull back from purchases.

Call risk — The Certificates, at the option of the Company, can be redeemed at any time with no penalty to the Company. At the time the Company calls your Certificate and pays you the un-returned principal back and interest owed, you may find when you reinvest your money, current interest rates are lower, and your new investment will carry a lower interest rate. And, there is a risk that when interest rates are lower, the Company may want to call the security.

Priority of Payment risk — The Certificates are a form of equity and any distribution and/or liquidation rights under the Certificates, are unsecured obligations of the Company that are "subordinated" (i.e., junior in distribution priority and liquidation preference) to the rights of all currently existing, and potentially future, senior classes of equity or debt securities of the Company (currently, the Class A Units, the Class B Units, Class E, Class CF and Class F Units). Therefore, the Company's obligations to the holders of any existing, and potentially future, "senior" classes of securities must be satisfied in-full before payment can be made on the Certificates. Accordingly, there can be no assurance that the Company will have sufficient cash flow to pay its other operating expenses and/or obligations, and, therefore, investors may realize a loss, which could be substantial, on their investment in the Certificates. For the avoidance of doubt, no assurance can be given that a Class CF 2.0 Member will realize their anticipated return on said investment, or any return at all, or that said Class CF 2.0 Member will not lose their entire investment. In addition, given the Certificates have no voting rights, they can not influence the Company in a manner that benefits the Certificate holders.

Additional Issuance or Repurchase of Securities

The Company may issue additional securities – securities can range from debt obligations to equity obligations. They could be higher, pari passu, or lower down in the payment waterfall. This may reduce cash available to pay dividends to the Class CF 2.0 investors. The Company may repurchase securities from time to time. Any repurchase of securities potentially reduces the Company's available funds to existing and outstanding security holders.

A sale of the Company or of assets of the Company

A sale of the Company may be at a lesser value than the valuation you might expect for the Company. A sale of assets may decrease the valuation of the Company, reducing the value of the Certificates. Certificate holders and minority shareholders will have no rights to influence the decision to sell the Company or assets of the Company. **Valuation risk —** While the Company believes that the interest rate that is applicable to the Certificates is generally reflective of market terms for an investment of this nature, there is currently a very limited market of comparable offerings to reference. Unlike listed companies that are valued publicly through market-driven trading, the valuation of securities of private companies, especially startups or in early stages, is difficult.

There can be no assurance that the Company will ever provide liquidity to Purchasers through either a Change of Control event or a registration of the Securities. While this Class CF 2.0 of Preferred Units has an expected pay-back of original investment, thus reducing the importance of having a liquidity event that other classes of Preferred securities might have, it is important to understand that there can be no assurance that any form of merger, combination, or sale of the Company will take place, triggering a Change of Control redemption of the Certificates under the terms of the Operating Agreement, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, you may be unable to register the Certificates for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that you are unable to effect a registration, Purchasers could be unable to sell their Certificates unless an exemption from registration is available, as outlined in the Subscription Agreement.

Company Insiders or Intermediate Family Members May Invest

The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

General Crowdfunding Risks

Speculative — Investments in startups and early-stage ventures are speculative, and these enterprises can fail. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. You should be able to afford and be prepared to lose your entire investment.

Illiquidity — Pursuant to state and federal securities laws, you will be limited in your ability to resell your investment for the first year and may need to hold your investment for an indefinite period of time. Unlike investing in companies listed on a stock exchange where you can quickly and easily trade securities on a market, you may have to locate an interested buyer when you do seek to resell your crowdfunded investment.

Cancellation restrictions — Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited disclosure — The Company may disclose only limited information about the Company, its business plan, the offering, and its anticipated use of proceeds, among other things. An early-stage company may be able to provide only limited information about its business plan and operations because it may not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events—continuing disclosure that you can use to evaluate the status of your investment. In contrast, you may have only limited continuing disclosure about your crowdfunding investment.

Investment in personnel — An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should also be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud — As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

Lack of professional guidance — Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through crowdfunding may not have the benefit of such professional investors.

This Offering allows for "Rolling Closes" — If the Company meets certain requirements (described in the Appendix 1 "Early Closes, Rolling Closes and Material Changes"), an interim or Rolling Close of the Offering can occur. This will allow the Company to close on investment commitments and draw down proceeds from those investment commitments during the relevant period. If the Company chooses to continue their Offering afterwards, and a later material change occurs as the Offering continues, investors who had their investment commitment closed upon, will not have the opportunity to re-confirm or cancel their investment commitment as it is considered completed and they are investors in the Company. If an investor's investment commitment was completed and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period. Early stage companies can be subject to material changes, and many times these changes are hard to predict and can happen with very short notice. Investors with commitments completed during a rolling close will not benefit from the material information to which later investors will have access.

Raising Additional Capital

The Company may have difficulty obtaining additional funding and cannot assure investors that additional capital will be available to the Company when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company is not able to raise capital to pursue its business plans, the Company may not have the cash to provide security holders a return on their investment. If the Company raises additional funds through bank loans or other debt obligations, the terms of the additional debt issued could impose significant restrictions on operations. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company's financial condition.

No Public Market; Restrictions on Transfer

There is no public market for and the Noteholders may be unable to sell the Securities. The Company's offer and sale of the Securities will not be registered under the Securities Act or under any state securities laws. No transfer of the Securities may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transfer or to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer.

Restrictions on Transferability of Notes Will Limit the Ability of Purchasers to Transfer their Interests

Securities offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the Securities may not be offered, sold, transferred or delivered, directly or indirectly, unless such an exemption from registration under the Securities Act and any applicable state securities laws is available. Moreover, there will be no liquid, public market for the Securities, and none is expected to develop.

Prospective Investors Should Not Rely on the Past Success of the Company or Employees

Any prior transactions sponsored by the Company or its employees should not be relied upon by prospective investors to anticipate the success of this Offering, the Project, or the Company. Such generalizations are difficult to make, and prospective investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective investor should consult with and rely solely upon the advice of his, her or its own tax advisers

Change in Regulations

The Company is subject to legislation and regulation at all levels of government—federal, state, and local. Regulations are continually being reviewed and we expect that court actions and regulatory proceedings could change the Company's obligations under applicable federal, state and local laws, which cannot be predicted. Modifying existing requirements or new requirements can have a negative impact on Company business.

Use of Proceeds

While the Company intends to use funds raised in the Offering in a manner consistent with that listed in the Use of Proceeds section, the Company ultimately has discretion over the use of the proceeds to use in legitimate ways for its business. Investors have no control over the ultimate use of raised funds.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Other Material Information

The Company has no other material information to provide.

The Offering

Purpose of the Offering

The Company desires to: (i) expand and fund its existing energy efficiency and resilience lending programs and develop new products and markets; via (ii) the creation and issuance of a new, separate and distinct offering of a class of Class CF 2.0 Preferred Equity Investment Certificates (the "Certificates" or "Class CF 2.0 Preferred Term Units" or the "Class CF 2.0 Units") that provide individual both accredited and non-accredited investors with the opportunity to invest in, and support, the Company's programmatic and operational expansion. Accordingly, this offering is intended to further the Company's work to finance more energy efficiency and resiliency projects.

Terms of the Offering

You are purchasing **preferred equity** from the Company.

Set forth below is a summary of the terms pursuant to which National Energy Improvement Fund, LLC ("NEIF" or the "Company") intends to offer (the "Offering") certain Class CF 2.0 Preferred Equity Investment Certificates ("Certificates"). For the full text of the Certificate, Investors <u>must</u> review the Operating Agreement (dated October 12, 2023) and attached here in Appendix 3. The Subscription Agreement's Appendix 1 also includes relevant excerpts from the Operating Agreement, and attached here in Appendix 4. Investors should **not** rely on this summary for a full understanding of the security.

For the avoidance of doubt, the term "Certificates" is used in this Form C to represent the Class CF 2.0 Preferred Equity Investment Certificates which in the Subscription Agreement and the Operating Agreement may also be referred to as: Class CF 2.0 Preferred Term Units, Class CF 2.0 Preferred Certificates, Class CF 2.0 Units, or Membership Units of the Class CF 2.0.

Class CF 2.0 Preferred Equity Investment Certificates

Original Issue Price: $1,000
Offered in Incremental Amounts of $1,000

Target Offering Amount of $10,000 to a Maximum Offering Amount of $1,250,000
10 to 1,250 Class CF 2.0 **Preferred Equity Investment Certificates** or "Certificates",

"Class CF 2.0 Preferred Term Units" or "Class CF 2.0 Units"
Non-Voting Preferred Equity
Redeemable via 7-year Amortization

Interest Rate:
8.50% Annual Rate for investments $25,000 or greater
7.00% Annual Rate for investments of $1,000 to $24,999
Maximum Expected Return: Purchase Price plus 8.5% or 7% based on investment amount
Liquidation/Distribution Priority: Sixth
Redeemable at any time at the option of the Company

The Company intends to, but is not required to, execute on one or more "Rolling Closes" prior to the Close Date listed in this offering memorandum, subject to review and approval by Raise Green, and subject to meeting certain thresholds as described in Appendix 1. Rolling Closes allow the Company to execute a series of interim closes prior to the original Close Date of the Offering, once meeting certain closing conditions and meeting certain notification requirements, for investment commitments made during the relevant period.

<u>Summary</u>

The Class CF 2.0 **Preferred Equity Investment Certificates** ("Certificates") are non-voting units of preferred equity in the Company. The Original Issue Price for each Certificate in this Offering is $1000 and additional amounts may be invested in increments of $1000 thereafter.

 The Company will offer a Target Offering Amount of $10,000 (10 Certificates) and will take oversubscriptions up to a Maximum Offering Amount of $1,250,000 (1,250 Certificates) on a first-come, first-served basis.

Redeemable via a seven (7) year amortization. Subject to available cash and Board approval, the Company intends to, but is not required to, provide quarterly Distribution Payments to investors over seven (7) years (subject to extension as further described in the Operating Agreement) consisting of interest accrued on any un-returned Original Issue Price (principal) and a return of a portion of the Original Issue Price.[4] An illustrative example is provided in the Subscription Agreement's Appendix 1, Table 1.

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[4] Note, Company refers to interest payments, however, given this is preferred equity, the payments legally are a dividend.

Interest Rate: 8.5% annual rate. Interest (dividend) accrues on any un-returned Original Issue Price at an annual rate of 8.5% for original investment amounts $25,000 and above.

- **Maximum Expected Return: Purchase Price plus 8.5% .** Certificates are structured to receive an interest (dividend) rate and not participate in any equity upside

Interest Rate: 7% annual rate. Interest (dividend) accrues on any un-returned Original Issue Price at an annual rate of 7% for original investment amounts of $1,000 to $24,999.

- **Maximum Expected Return: Purchase Price plus 7.0% .** Certificates are structured to receive an interest (dividend) rate and not participate in any equity upside.

Liquidation/Distribution Priority: Sixth. Certificates are sixth (6th) in the equity payment waterfall to receive cash payments behind certain other Preferred Securities but in front of Common Equity, as defined in the Operating Agreement.

Redeemable at any time at the option of the Company. Certificates can be redeemed by the Company at any time by paying Certificate holder any un-returned Original Issue Price plus any accrued but unpaid interest (dividend).

For the full text of the Security, review the Operating Agreement dated October 19, 2021 and attached here in Appendix 3, and a summary in the Subscription Agreement (Appendix 4).

Modification of Terms

The terms of the security cannot be modified solely by the Company once the Certificates are issued to investors. Per Regulation CF, the terms of the security could be modified by the Issuer during the raise process, but that would be considered a material change and require investor reconfirmation. Once the Offering has passed the Closing Date, the Issuer cannot modify the terms. See Appendix 1 for more information.

Limitation and Dilution of Rights

The rights of the Certificates being offered may not be materially limited by the rights of any other security or class of security of the Company except if the Company issues additional Certificates in the future, which will not change the rights of the Certificate holders but may reduce the availability of cash to meet its obligations under the Certificates. For the avoidance of doubt, in reference to the SEC Form C request "Are there any differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company?", the Company attests that there are no differences not reflected in the explanation herein, between the securities being offered and any other class of securities of the Company.

Use of Proceeds

The Company plans to use the proceeds in the following manner:

Program expansion including personnel, licensing, and operating capital

- Continue to expand contractor and partner relationships for market-based financing, particularly in states in which it is newly licensed to lend, including the Southeast and Midwest U.S. and California.

- Fully develop new state green bank programs in Pennsylvania and Delaware where NEIF has recently been named administrator as well as the Go Greener program in California.

- Further develop programs to leverage new federal funding for energy efficiency in the IRA and IIJA legislation.

- Continue to expand its role as administrator for utility-based financing programs.

Technology

- Broaden the reach of commercial lending, finalizing and implementing NEIF proprietary commercial lending platform.

- Complete development of a state-of-the-art residential efficiency finance portal and in-home contractor sales tools leveraging NEIF's commercial portal technology.

- Develop an integrated energy and emissions reduction tracking system for funded projects.

Marketing and Program Development

- Launch new digital marketing initiatives to attract new contractors, and new digital advertising and print portals for contractors.

- Finalize and launch a new website and contractor technology

Pilot portfolio loan programs

- Establish test programs with expanded credit criteria for low and moderate income borrowers.

Financing

- Raise Green Fees - Raise Green fees are 5% for investment of $1,000 to $24,999 and 3% for amounts greater than $25,000.

- Escrow fee is $1,600. (NOTE: The escrow fee is not included in the table below.)

	If Target Offering Amount Sold		If Maximum Offering Amount Sold	
	$	% of Proceeds	$	% of Proceeds
Total Proceeds	**10,000**	**100.0%**	**1,250,000**	**100.00%**
Less: Raise Green Service Fees	500	5.0%	62,500	5.00%
Less: Legal and Accounting Fees	5,000	50.0%	18,750	1.50%
Net Proceeds	**4,500**	**45.0%**	**1,168,750**	**93.50%**
Less: Program Expansion	3,000	30.0%	1,000,000	80.00%
Less: Technology	1,000	10.0%	132,750	10.62%
Less: Marketing and Program Development	500	5.0%	25,500	2.04%
Less: Pilot Portfolio Loan Programs	0	0%	10,500	0.84%
Total Use of Net Proceeds	**4,500**	**45.0%**	**1,168,750**	**93.50%**

Table 2. Use of Proceeds. The Company will adjust roles and tasks based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds set forth above, to adhere to the Company's overall business plan and liquidity requirements.

The Company plans to provide investors with NEIF's annual **Benefit Report** detailing its impact on 1) energy and carbon savings from efficiency improvements financed, 2) strengthening of building resilience to extreme weather events from improvements financed 3) broadening of the affordability of these improvements to all classes of income, and 4) the influence of NEIF's program's on small business development and contractor growth.

Delivery of Securities

See Appendix 1

Ownership and Capital Structure

Beneficial Owners

Below are the names and ownership levels of each person, as of the most recent practicable date, who are beneficial owners of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power. Class C and Class D Common Units are the only Voting Equity in the Company, and Peter Krajsa and Matthew Brown are the two and only beneficial owners of NEIF.

Name of Holder	Number and Class of securities Now Held	% of Voting Power Prior to Offering	% of Voting Power After Offering
Peter J. Krajsa	Class C Common 300.44 Class D Common 0.05	50%	50%
Matthew H. Brown	Class C Common 300.44 Class D Common 0.05	50%	50%

Table 3. Beneficial Owners' ownership percentages as of January 5, 2024

Note: Class C Common is the only voting class that controls operational issues and elects the Board of Managers. Class D has no voting rights as it relates to operational issues or electing the board of managers.

Capital Structure

This is the Capital Structure of NEIF as of January 5, 2024

Class of Security	Securities Authorized	Securities Outstanding	Voting Rights

Common Units	Class C 600.88	600.88	yes
	Class D 435.12	435.12	yes - limited
Preferred Units	Class A 100.00	7.67	no
	Class B 118.83	118.83	no
	Class E 22.67	22.67	no
	Class CF 2000.00	1280.00	no
	Class F	27.00	no
	Class CF 2.0	472**	no
Debt Securities*	Regulation CF	405.00	no

*Table 4. Capital Structure as of January 5, 2024. *Note: The Debt Securities had a minimum increment of $1,000 and total original outstanding dollar amount of $405,000; Class CF 2.0 offering closed 12/31/2023 - the offering had one rolling close on 11/21/23 which resulted in an issuance of 176 units, and as of 1/8/24 296 units in the final stage of processing (final amount could be lower).*

See Exempt Offerings below.

Indebtedness

The Company has warehouse and operating lines of credit and loans from officers. The Company also has subordinated debt raised in its initial Regulation CF offering.

Creditor(s) Date 09/30/2023	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Hatch Bank	$0.00	LIBOR plus 3.5%	April, 2024 with provisions	Warehouse line of credit, used to fund loans prior to sale to Hatch Bank. Total

			for annual renewal	amount available: $1,000,000
Loan from NEIF Officers	$812,632	Prime Rate	No maturity date	Interest only, payable upon demand
Subordinated Debt	$800,000	9.00%	24 months, with extension	Interest only
SBA- Covid EIDL Loan	$500,000	3.75%	January, 2052	Installment payments begin January 2024
Regulation CF Notes	$405,000*	5.00%	June 1, 2026	Quarterly coupon payments

Table 5. Material indebtedness of the Issuer as of 09/30/2023; note these are amortizing securities and the actual notional amount outstanding that is due is less.

Exempt offerings conducted by the issuer within the past three years

The Company has raised capital from Common Equity and Preferred Equity Offerings for a total amount of $7,225,000 million as of September 2023.[5] These offerings are exempt from registration with the SEC, considered private offerings under Regulation D and not available publicly. It is anticipated that those offering will be suspended with this offering. The Company has also conducted five Regulation Crowdfunding offerings through Raise Green, Inc.'s investment portal as noted in the table below. In addition, the company has raised an estimated $650,000[6] in Preferred Equity through a Regulation Crowdfunding offering with a closing date of October 19, 2022, which for the avoidance of doubt is an issuance of units of the Class CF.

Date of Offering (as of 09/30/2023)	Exemption Relied Upon	Securities Offered	Amount Sold ($)	Use of Proceeds
December 22, 2017 (offering is not complete)	Regulation D, Rule 506(b)	Various classes of preferred equity (Class A,B,E, F) and common equity	$7,250,000	Company's general operations and operating expenses
October 1, 2020 - December 31, 2020	Regulation CF	Climate Action Investment Notes (Subordinated Debt)	$97,000	Program expansion including personnel, licensing and operating capital, Technology, Marketing and program development, Pilot portfolio loan programs
July 10, 2020 - August 12, 2020	Regulation CF	Climate Action Investment Notes (Subordinated	$109,000	Program expansion including personnel, licensing and operating capital, Technology, Marketing and program

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[5] Note: See Table 6 for further details.

[6]

		Debt)		development, Pilot portfolio loan programs
August 17, 2020 - September 16, 2020	Regulation CF	Climate Action Investment Notes (Subordinated Debt)	$62,000	Program expansion including personnel, licensing and operating capital, Technology, Marketing and program development, Pilot portfolio loan programs
March 5, 2021 - May 31, 2021	Regulation CF	Climate Action Investment Notes (Subordinated Debt)	$137,000	Program expansion including personnel, licensing and operating capital, Technology, Marketing and program development, Pilot portfolio loan programs
October 19, 2021 - October 19, 2022	Regulation CF	Preferred Equity	$887,000	Program expansion including personnel, licensing and operating capital, Technology, Marketing and program development, Pilot portfolio loan programs
October 31, 2022 - November 30, 2023	Regulation CF	Preferred Equity	$295,0000	Program expansion including personnel, licensing and operating capital, Technology, Marketing and program development, Pilot portfolio loan programs
October 19, 2023 - December 31, 2023	Regulation CF	Preferred Equity	$472,000*	Program expansion including personnel, licensing and operating capital, Technology, Marketing and program development, Pilot portfolio loan programs

*Table 6. Exempt Offerings conducted by the issuer within the past three years as of January 8, 2024 . (*Class CF 2.0 offering closed 12/31/2023 - the offering had one rolling close on 11/21/23 which resulted in an issuance of 176,000, and as of 1/8/24 296,000 in the final stage of processing (final amount could be lower).*

Related Party Transactions

The Company has no related party transactions.

Tax Considerations

Currently, National Energy Improvement Fund, LLC is a benefit limited liability corporation regarded as partnership for Tax purposes. The Company intends to treat the Class CF 2.0 Units (the "Certificates") as a Preferred Class of equity under the legal definition, but will treat this class as creditors for tax purposes and report the interest to Certificate holders on a 1099-INT.

Financial Condition

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. NEIF UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

NEIF was organized in 2017, and became operational in 2018, with planned operating losses during the startup and growth phase. NEIF was profitable for the first half of 2023, and based on information currently available as well as certain assumptions from the management team, is projected to achieve sustainable positive returns when total loans being serviced approach $100 million. Investment has been, and continues to be made in technology and product development during this period and development is on plan with the Company now operating energy efficiency and resilience programs in 30 states and commercial programs nationally.

The Company's fully audited financial statements for 2022 and 2021 are provided for investors to review in Appendix 2, consistent with 17 CFR Section 227.201 - Disclosure Requirements, paragraph (t) and Instructions to paragraph (t), and in Tables 7 and 8 below, the Company has provided unaudited financials through June 2023. Projections for future loan portfolio growth are included in Figure 1 above, and for financials for full-year 2022 through 2025 in Table 8 below.

Anticipated Revenues

NEIF's revenues are based on a mix of residential, commercial, and service income streams.

These include recurring revenue derived from the servicing of residential and commercial loans (collected monthly from each loan being serviced); program delivery and administration contracts from utilities, states, and others; subscriptions for premium services; and insurance commissions from resilience-based insurance agencies. Project Fee Revenue is derived from transaction fees paid upon funding of commercial energy improvements, loan origination and documentation fees, bridge financing service and related fees, and management fees for resilient roofing retrofits.

NEIF derives its primary revenue in its commercial financing from brokerage fees paid by banks and other lenders where it places loans. NEIF currently places loans with twelve lenders (as of September 30, 2023) and for this loan activity assumes no credit risks. Its other primary revenue stream is a dozen retainer agreements with utilities (as of September 30, 2023) who contract with NEIF to administer their lending programs for small business customers.

Figure 1 above provides projections for both residential and commercial loan growth.

NEIF earns revenue from its investment in RB Funding by providing interim financing to contractors for rebate funds due them and other cash-flow related issues. Capital for these programs is provided by EnergyOne Finance, the other 50% owner of RB Funding, NEIF bears no credit risk on the financings and earns revenue primarily from administrative fees.

Cash revenue from loan servicing in 2022 was 45% higher than similar revenue in 2021 (see Table 8). This was due to an increase in loans being serviced and the resulting cash income derived from monthly servicing fees. Commercial transaction fee revenue increased by 32% from 2021 to 2022 as a result of additional projects being financed and additional retainer contracts with utilities. Income from NEIF's investment in RB Funding increased due to revenue from a large utility-based program.

While NEIF was profitable for the period ending June 30, 2023 and loan volume and cash revenue have both increased, some new program launches were delayed and income from investment in RB Funding has normalized and this may impact our full year 2023 results. However, the Company has embarked on new program launches and has realized steady increases in loan volumes (over 125% in year over year growth through September 2023) and it is expected that the servicing portfolio will be in excess of $73 million by year end 2023.

Anticipated Expenses

NEIF acts as the licensed funding lender for its residential programs; it funds loans from its own capital, from warehouse lines of credit, or from funds held by NEIF on behalf of others. NEIF then periodically sells the underlying loans to capital sources where it has forward purchase commitments and retains a recurring revenue "spread" earned for the loan servicing and program administration.

Operating expenses are largely due to the investment in personnel, technology and capital costs during the start up period. Operating expenses increased by 26% from 2021 to 2022 with the largest increases being planned investments in personnel and technology. Staffing is now fully stable and able to support revenue growth, with additional hiring based on scalable variable costs for new programs. Operating expenses in technology are also limited to variable costs for new programs.

Net Income

The bulk of NEIF's revenue is earned from servicing and program administration fees (Loan Servicing fees and Commercial fees) earned on the servicing book. NEIF incurs program setup and operating program costs while related income ramps up.

This means that NEIF will incur operating losses until the servicing book is large enough to cover program costs. Due to the impact of Covid, several program launches were delayed. These programs are now active and producing loan volume and NEIF anticipates that revenue from the servicing book and other program income will exceed or be close to exceeding operating expenses in 2023.

NEIF's became profitable ahead of plan in 2022, and the company showed a profit through June 30, 2023.

Table 8 below shows NEIF's financial projections for Net Operating Income for full-year 2022 through 2025.

Valuation

The Certificates are a preferred equity instrument and are valued based upon their respective Original Issue Price (principal amount). The Company believes that the annual interest rate applicable to the Certificates is reflective of general market terms for similar securities. The Company believes the premium over generally available seven-year bank notes of deposit reflects the equity nature of the Certificates, and the Company's lack of FDIC insurance for its obligations.

Financials

Balance Sheet	2018	2019	2020	2021	2022	2023 Q2
Assets	Audited	Audited	Audited	Audited	Audited	Unaudited
Cash and equivalents	$ 1,383,265	$ 623,044	$ 919,186	$ 738,153	$ 1,186,787	$ 1,044,338
Loan servicing fees receivable	$ 131,084	$ 60,904	$ 111,557	$ 133,688	$ 168,382	$ 214,185
Owned loan receivables	$ -	$ -	$ -	$ -	$ -	$ 51,976
Other receivables	$ 8,294	$ 10,150	$ 15,050	$ 57,196	$ 70,025	$ 22,374
Loans held for resale	$ -	$ 85,210	$ 7,023	$ 34,925	$ 40,876	$ 441,865
Prepaid expenses	$ 99,741	$ 18,344	$ 16,802	$ 137,861	$ 41,213	$ 19,344
Loan servicing asset	$ 519,130	$ 700,220	$ 1,013,882	$ 1,256,461	$ 1,903,467	$ 2,583,400
Furniture and equipment, net	$ 52,767	$ 40,600	$ 28,433	$ 16,265	$ 5,123	$ 583
Intangibles, net	$ 61,687	$ 63,815	$ 181,894	$ 234,038	$ 263,726	$ 255,348
Security deposits	$ -	$ 7,000	$ 7,000	$ 7,000	$ 7,000	$ 7,000
Investment in RB Funding, LLC	$ 6,164	$ 43,467	$ 109,277	$ -	$ 996,113	$ 857,788
Limited-use assets, restricted cash	$ 505,697	$ 771,889	$ 902,883	$ 2,011,120	$ 2,419,667	$ 2,694,704
	$ 2,767,829	$ 2,424,643	$ 3,312,987	$ 4,626,707	$ 7,102,379	$ 8,192,905
Liabilities						
Accounts Payable	$ 201	$ -	$ -	$ -	$ -	$ 5,012
Note payable, bank line of credit	$ -	$ -	$ 203,500	$ -	$ -	
Accrued expenses	$ 41,192	$ 33,139	$ 40,683	$ 95,650	$ 155,038	$ 20,285
Amounts due on serviced loans	$ 530,107	$ 812,094	$ 1,047,565	$ 2,120,459	$ 2,539,472	$ 3,284,427
Loan loss reserve	$ -	$ -	$ 92,047	$ 92,047	$ 92,047	$ 92,047
Deferred revenue	$ 18,000	$ 9,000	$ -	$ -	$ -	$ -
PPP loan payable	$ -	$ -	$ 247,100	$ -	$ -	$ -
SBA Loan	$ -	$ -	$ -	$ -	$ 500,000	$ 500,000
Subordinated debt	$ -	$ -	$ 171,000	$ 1,205,000	$ 1,205,000	$ 1,205,000
Due to preferred members	$ 25,638	$ 34,726	$ 49,796	$ 57,620	$ 68,605	$ 68,604
Due to common members	$ -	$ 288,461	$ 516,339	$ 649,208	$ 735,583	$ 793,083
Member earnout payable	$ 54,028	$ 36,586	$ 335,987	$ 318,437	$ 279,133	$ 277,134
	$ 669,166	$ 1,214,006	$ 2,704,017	$ 4,538,421	$ 5,574,878	$ 6,245,592
Members' Equity & Tangible Net Worth						
Total Members' Equity	$ 2,098,663	$ 1,210,637	$ 608,970	$ 88,286	$ 1,527,501	$ 1,947,314
Tangible Net Worth (w/ sub-debt)	*$ 2,098,663*	*$ 1,210,637*	*$ 779,970*	*$ 1,293,286*	*$ 2,732,501*	*$ 3,152,314*
Total Liabilities and Member's Equity	$ 2,767,829	$ 2,424,643	$ 3,312,987	$ 4,626,707	$ 7,102,379	$ 8,192,906

Table 7: Audited financial results for 2018 through 2022, and unaudited financial results for June 30, 2023.

Statement of Operations	2021 Audited	2022 Audited	6 Months 2023 Q2 Unaudited	2023 Proj	2024 Proj	2025 Proj
Revenue						
Loan servicing income	$ 743,607	$ 1,079,827	$ 792,333	$ 1,617,716	$ 2,973,052	$ 5,709,086
Program Fee Income	$ 239,765	$ 304,506	$ 194,900	$ 318,157	$ 477,235	$ 715,853
Commercial Broker Income	$ 26,397	$ 48,870	$ 138,486	$ 97,721	$ 146,582	$ 219,873
Rebate income*	$ (8,600)	$ 1,211,716	$ 153,581	$ 544,900	$ 544,900	$ 544,900
Insurance income	$ 21,577	$ 29,722	$ 11,097	$ -	$ -	$ -
Other Income	$ 253,864	$ 34,318		$ -	$ -	$ -
Gain on loan servicing rights	$ 242,579	$ 647,006	$ 696,814	$ 1,401,252	$ 2,721,559	$ 5,494,044
Total Revenue	$ 1,519,189	$ 3,355,965	$ 1,987,211	$ 3,979,746	$ 6,863,328	$ 12,683,756
*Includes income from investment in affliate						
Expenses						
Total Operating Expenses	$ 2,611,591	$ 3,297,721	$ 1,973,213	$ 3,908,449	$ 4,976,226	$ 6,430,206
Net Profit	$ (1,092,402)	$ 58,244	$ 13,998	$ 71,297	$ 1,887,102	$ 6,253,550

Table 8: Audited financial results for 2021 and 2022, and unaudited financial results for June 30, 2023. Financial projections for full year 2023 through 2025. These are forward-looking financial statements and/or projections which may differ materially from actual results. Any material updates to these projections will be provided during the raise period.

Liquidity and Capital Resources

As described in the Company section above, NEIF's business model combines recurring revenue and transaction fees. NEIF's main business is servicing or originating loans that generate revenues or fees over time. As of September 2023, NEIF currently services $67 million in residential and commercial loans for Efficiency Maine Trust, Pennsylvania Treasury, Hatch Bank, a subsidiary of Firstrust Bank, Sustainable Energy Fund, Marin Clean Energy and others. NEIF obtains forward commitments from capital providers that will purchase or take the loans from NEIF once the loans are made. NEIF retains ownership of loan servicing rights for the life of the loans. This enables NEIF to grow its business with less capital and risk than if they kept the loans in their portfolio. NEIF has ongoing purchase commitments from Efficiency Maine Trust, Eversource, Marin Clean Energy and Hatch Bank, a subsidiary of Firstrust Bank, to fund its anticipated loan volume. NEIF is currently finalizing additional funding sources for anticipated utility and other subsidized programs. It has additional programmatic funding relationships for targeted residential programs and numerous other capital partners for its commercial program.

NEIF was capitalized with over $6 million of investment by management and private investors in its Private Offering which, as planned, the Company expects will cover start-up and operating expenses while ramping toward sustained profitability. NEIF has raised an additional $3 million through Regulation CF and private offerings.

NEIF has current operating cash of $1.044 MM and $2.694 MM of limited purpose cash (as of June 30, 2023) and will use further proceeds of its Private Offering and this Class CF 2.0 Preferred Investment Certificate Offering to supplement revenue in order to meet any deficiencies in operating expenses. The proceeds from this offering are not critical to the viability of NEIF.

The proceeds of this offering will be used to provide operating capital as well as for pilot loan programs in energy efficiency and resilience lending which NEIF may keep on its balance sheet or sell to third party investors as described in the Use of Proceeds section. NEIF has access to its credit lines, potential asset sales and additional officer investment to supplement any short term cash needs. Given these sources of cash and the Anticipated Expenses described in this Form C, NEIF does not anticipate a cash shortfall.

Regulatory Information

Tax

Investors will be provided with tax information on an annual basis related to their investment. It is important that investors keep their information up to date with the Company during the life of the investment in order to receive this information on a timely basis.

The Company intends to treat the Class CF 2.0 units (the Certificates) as a Preferred Class of equity under the legal definition, but for tax purposes will treat this Class as creditors and report their interest to them on a 1099-INT. Investors should consult with their tax advisor regarding tax treatment of any Distribution Payments.

Disqualification

No Disqualifying event has been recorded in respect to the company or its officers or directors.

Ongoing Reporting Requirements

The Company will file a report with the Commission annually and post the report on its website (see "The Company"), no later than 120 days after the end of each fiscal year covered by the report. The issuer may terminate this reporting obligation in the future in accordance with Rule 202(b) of

Regulation Crowdfunding (§ 227.202(b)). Eligibility for termination occurs when one of the below conditions is met:

1. The issuer is required to file reports under section 13(a) or section 15(d) of the Exchange Act (15 U.S.C. 78m(a) or 78o(d));
2. The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
3. The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4. The issuer or another party repurchases all of the securities issued in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. The issuer liquidates or dissolves its business in accordance with state law.

The Company has posted an Annual Report for each of the years 2020, 2021, and 2022 per Regulation CF and will post future Annual Reports on EDGAR, the SEC's website, and subsequently on its website https://www.neifund.org/. The Company has also provided a copy of their Audited Financial Statements for 2021 and 2022 in Appendix 2.

Compliance Failures

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Financial Statements for Fiscal Years 2022 and 2021

The Company's fiscal year ends on December 31.

Financial statements provided here are prepared in accordance with U.S. generally accepted accounting principles and must include balance sheets, statements of comprehensive income, statements of cash flows, statement of changes in stockholders' equity and notes to the financial statements. If the financial statements are not audited, they shall be labeled as "unaudited."

Because this offering maximum is more than $618,000, this is not NEIF's first Regulation CF Offering, and NEIF has audited financials available, NEIF must provide their audited financials for the two most recently completed fiscal years by a public accountant that is independent of NEIF, consistent with 17 CFR Section 227.201 - Disclosure Requirements, *paragraph (t)* and *Instructions to paragraph (t)*. And, because this offering is being filed prior to the end of the 2023 fiscal year, unaudited financial statements are provided through mid-year 2023. The Company is currently preparing its full year 2023 results for an annual audit by a CPA. All Financial Statements are included below in Appendix 2.

Appendix 1. Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Company will work through Raise Green's FINRA compliant regulated Funding Portal to conduct the Regulation Crowdfunding offer of securities. Securities will be delivered through electronic transmission.

Remuneration for Raise Green

Remuneration for Raise Green is only paid if this raise is successful in meeting its target amount.

Raise Green will receive a flat 3% success fee on investment amounts that are referred by the Issuer and are at or above $25,000, and a flat 5% success fee on all other investment amounts in the Offering at closing. Raise Green will receive a flat fee of $1,600 for Investor Transaction Processing, which is withdrawn directly from the escrow account before disbursing funds to the Company.

Investing Process

To invest in an offering, Investors must have an Account with Raise Green. Raise Green collects certain personal information to run a Know-Your-Customer and Anti-Money Laundering check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Please see more information available in the Raise Green educational materials ([FAQ)](#).

After you select to invest on the Raise Green investor Marketplace, if you do not already have an Account set up, you will be asked to provide certain information to enable Raise Green to set up your Account. You will also need to sign a Subscription Agreement for the investment you have selected in order to purchase the Securities and select your payment method. The Purchaser's funds for payment will be deducted and then held in escrow with North Capital Private Securities, an independent escrow facilitator, during the Raise.

Subscription Agreement

Subscription Agreements are an investor's application to participate in the crowdfunding offering and include the Terms of the investment attached as Appendix 1 to the Subscription Agreement. It is a two-way agreement between the issuer to sell and the investor to purchase an agreed-upon amount of securities at an agreed-upon price. A Subscription Agreement is typical with private security offerings like those under Regulation Crowdfunding. The Subscription Agreement is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds for the investment amount will be returned without interest or deduction. Certain payment methods may have additional fees that will be disclosed at time of purchase; those additional fees will be returned to the investor if their transaction is canceled.

Progress during an Offering

Raise Green investor marketplace will display on the issuer's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from Raise Green. Investors can ask questions of the Issuer during the offering period on the "Q&A" (also referred to sometimes as the Forum) tab on the Issuer's Offering Page. You must be signed into your Raise Green Account in order to be able to ask your question, however.

Target Offering Amount and Maximum Offering Amount

A company selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the issuer will not receive funds.

Cancellation

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

The Close date can be found in the Offering materials and on the Issuer's Offering page on the Raise Green portal.

You cancel your investment commitment directly on the Raise Green portal. Sign into your Raise Green account and navigate to your Portfolio. Identify the transaction you would like to cancel, and click cancel. If you need any assistance at any point, please reach out to the Raise Green team at investors@raisegreen.com.

The Company requires written consent in advance of any transfer. See the Subscription Agreement Appendix 4 for additional information.

Early Close, "Rolling" Close, and Material Changes

Raise Green, as the intermediary conducting the offering, will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount in settled funds prior to the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Company continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the issuer may choose to close the offering at an earlier date i.e., an "**Early Close**". Raise Green will provide notice to all potential investors of the Early Close date via the Update Section on the Offering Page, and to all investors with investment commitments in the Offering via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of: the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Early Close date, and whether the Issuer will continue to take commitments during the 48 hour period.

If the Offering has reached 120% of the Target Offering Amount in settled funds, the Company may also choose to conduct the first of a series of closes i.e., "**Rolling Close**", if RG consents and proper thresholds and requirements have been met. Each Rolling Close will follow the same process as if it were an Early Close, except the Company will continue to accept investment commitments after the Rolling Close has been completed. After the initial Rolling Close, provided that the Offering has met the proper thresholds and requirements. Subsequent Rolling Closes generally occur after a period of time from the previous Rolling Close or based on hitting a minimum additional investment amount threshold. As with the one-time Early Close, for each Rolling Close, the Raise Green on behalf of the Company must provide notice to all investors and in email to investors with investment commitments, at least 5 business days in advance of the Rolling Close date. The notice will inform investors of: the anticipated Rolling Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Rolling Close date, and whether the Issuer will continue to take commitments during the 48 hour period. All investment commitments included in the Rolling Close will receive a countersigned subscription agreement from the Company and email communication as evidence of their purchase transaction, and the Company will receive the funds from those investment commitments from the Escrow Bank. Once a Rolling Close has been conducted, any investors whose investments have been confirmed via a countersigned Subscription Agreement and whose funds have settled in escrow and been disbursed through the company are now investors in the Company. If an investor's investment commitment was completed in a Rolling Close, and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period.

In the case of a material change to the issuer or offering terms during a raise, any investor with a commitment in the Offering will receive a notification via their email on file of this material change and that their investment will be canceled unless the investor reconfirms his or her investment within five (5) business days of receipt of the notice. If the investor fails to reconfirm the investment within the five (5) business days, the investment will be canceled, and a notice of the cancellation and reason will be sent to the investor. Raise Green will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction. In the case of a Rolling Close, if there is a material change to the Company or the Offering post the Rolling Close Date, investment commitments that were included in the Rolling Close do not have the right to cancel their investment anymore as they are already investors in the Company.

Oversubscribed

If the Offering is oversubscribed e.g., the investor interest is over the Target Offering Amount, the issuer plans to allocate investor commitments on a first-come first-served basis. The Company is under no obligation to, but may choose to, accept any additional subscriptions for the Certificates once the Company has received subscriptions for the maximum amount of the offering. Investors should take this into consideration when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The securities being offered generally may not be resold by any purchaser of such securities for a period of one year beginning when the securities were issued, unless such securities are transferred: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. Investors must receive written consent from the Company in advance of any transfer of securities.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After the one year period, any agreement to transfer or sell the securities will be authorized only by the written confirmation of both the investor and the Company. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Subscribed Note, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Subscribed Note may be effected without registration under the Securities Act, whereupon the holder of such Subscribed Note shall be entitled to sell, pledge, or transfer such Subscribed Note in accordance with the terms of the notice given by the Holder to the Company.

Appendix 2. Financial Statements

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended
December 31, 2022 and 2021

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

TABLE OF CONTENTS

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants



REGAN, LEVIN, BLOSS, BROWN & SAVCHAK, P.C.

RLB

CERTIFIED PUBLIC ACCOUNTANTS

Brian T. Regan, CPA
Martin C. Levin, CPA, CVA, MBA
William E. Bloss, CPA
Jeffrey S. Berdahl, CPA/PFS, CSEP
Philip D. Pope, CPA
Darian Allen, CPA, CITP

Joel A. Ronco, CPA
Director
Frank M. Brown, CPA
Emeritus
John A. Savchak, CPA, CVA
Emeritus
Jay H. Fasnacht, CPA
1935 - 2018

INDEPENDENT AUDITORS' REPORT

To the Members
National Energy Improvement Fund, LLC
and Subsidiaries
Allentown, PA

Opinion

We have audited the accompanying consolidated financial statements of National Energy Improvement Fund, LLC and Subsidiaries (Pennsylvania limited liability companies), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Energy Improvement Fund, LLC and Subsidiaries as of December 31, 2022 and 2021, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of National Energy Improvement Fund, LLC and Subsidiaries and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of

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internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about National Energy Improvement Fund, LLC and Subsidiaries' ability to continue as a going concern for one year after the date that the consolidated financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of National Energy Improvement Fund, LLC and Subsidiaries' internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about National Energy Improvement

Funds LLC and Subsidiaries' ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The schedules on pages 23 to 28 are presented for purposes of additional analysis and are not a required part of the consolidated financial statements. The consolidating information on pages 24 to 28 is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position and results of operations of the individual companies. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

Regan, Levin, Bloss, Brown & Savchak, P.C.

Allentown, PA
March 2, 2023

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2022 and 2021

Assets		2022		2021
Cash and equivalents	$	1,186,787	$	738,153
Loan servicing fees receivable		168,382		133,688
Other receivables		70,025		57,196
Loans held for resale		40,876		34,925
Prepaid expenses		41,213		137,861
Loan servicing asset		1,903,467		1,256,461
Furniture and equipment, net		5,123		16,265
Intangibles, net		263,726		234,038
Security deposits		7,000		7,000
Investment in RB Funding, LLC		996,113		—
Limited-use assets, restricted cash		2,419,667		2,011,120
Total assets	$	7,102,379	$	4,626,707

See accompanying notes to financial statements.

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidated Balance Sheets (Continued)
December 31, 2022 and 2021

Liabilities and Members' Equity	2022	2021
Liabilities:		
Accrued expenses and payables	$ 155,038	$ 95,650
Amounts due on serviced loans	2,539,472	2,120,459
Loan loss reserve	92,047	92,047
SBA loan payable	500,000	—
Subordinated debt	1,205,000	1,205,000
Due to preferred members	68,605	57,620
Due to common members	735,583	649,208
Member earnout payable	279,133	318,437
Total liabilities	5,574,878	4,538,421
Members' equity:		
Class A preferred units, no par value; 100 units authorized, 7.67 and 6.67 issued and outstanding at December 31, 2022 and 2021, respectively	230,000	200,000
Class B preferred units, no par value; 100 units authorized, 118.83 and 99.16 issued and outstanding at December 31, 2022 and 2021, respectively	3,565,000	2,975,000
Class E preferred units, no par value; 100 units authorized, 22.67 and 12.67 issued and outstanding at December 31, 2022 and 2021, respectively	680,000	380,000
Class CF preferred units, no par value; 2,000 units authorized, 826.32 and 163 units issued and outstanding at December 31, 2022 and 2021, respectively	826,320	163,000
Class C and D common units, no par value; 1,036 units authorized, (600.88 and 663.04 Class C) (435.12 and 372.96 Class D) units issued and outstanding at December 31, 2022 and 2021, respectively	2,100,000	1,900,000
Accumulated deficiency	(5,873,819)	(5,529,714)
Total members' equity	1,527,501	88,286
Total liabilities and members' equity	$ 7,102,379	$ 4,626,707

See accompanying notes to financial statements.

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidated Statements of Operations
Years Ended December 31, 2022 and 2021

	2022	2021
Revenue:		
Loan servicing fees	$ 1,079,827	$ 743,581
Commercial fees	383,098	287,739
Rebate income	210,350	97,450
Gain on loan servicing rights	647,006	242,605
Total revenues	2,320,281	1,371,375
Operating expenses	3,162,101	2,532,567
Operating loss	(841,820)	(1,161,192)
Other income (expense):		
Income (loss) from investment in affiliate	1,001,366	(106,050)
Interest income	1,392	—
Gain on earnout provision	32,926	6,764
PPP loan forgiveness income	—	247,100
Interest expense	(135,620)	(79,024)
Net income (loss)	$ 58,244	$ (1,092,402)

See accompanying notes to financial statements.

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidated Statements of Changes in Members' Equity
Years Ended December 31, 2022 and 2021

| | Preferred Units | | | | Common Units | | Accumulated | |
	Class A	Class B	Class E	Class CF	Class C	Class D	Deficiency	Total
Beginning balances, January 1, 2021	$ 30,000	$ 2,575,000	$ 380,000	$ —	$ 500,000	1,250,000	$ (4,126,030)	$ 608,970
Units issued	170,000	400,000	—	163,000	—	150,000	—	883,000
Common member distributions	—	—	—	—	—	—	(86,162)	(86,162)
Preferred member distributions	—	—	—	—	—	—	(225,120)	(225,120)
Loss	—	—	—	—	—	—	(1,092,402)	(1,092,402)
Ending balances, December 31, 2021	200,000	2,975,000	380,000	163,000	500,000	1,400,000	(5,529,714)	88,286
Units issued, net	30,000	590,000	300,000	663,320	—	200,000	—	1,783,320
Common member distributions	—	—	—	—	—	—	(97,897)	(97,897)
Preferred member distributions	—	—	—	—	—	—	(304,452)	(304,452)
Income	—	—	—	—	—	—	58,244	58,244
Ending balances, December 31, 2022	$ 230,000	$ 3,565,000	$ 680,000	$ 826,320	$ 500,000	$ 1,600,000	$ (5,873,819)	$ 1,527,501

See accompanying notes to financial statements.

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Years Ended December 31, 2022 and 2021

	2022	2021
Cash flows from operating activities:		
Net income (loss)	$ 58,244	$ (1,092,402)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation and amortization expense	69,997	45,762
PPP loan forgiveness	—	(247,100)
(Income) loss from investment in affiliate	(1,001,366)	106,050
Changes in assets and liabilities:		
Loan servicing fees receivable	(34,694)	(22,131)
Other receivables	(12,829)	(42,146)
Loans held for resale	(5,951)	(27,902)
Prepaid expenses	96,648	(121,059)
Loan servicing asset	(647,006)	(242,579)
Accrued expenses and payables	59,387	54,967
Amounts due on serviced loans	10,466	177,964
Member earnout payable	(39,304)	(17,550)
Net cash used in operating activities	(1,446,408)	(1,428,126)
Cash flows from investing activities:		
Purchase of intangible assets	(87,445)	(85,738)
Purchase of equipment	(1,098)	—
Investment in affiliate	5,254	(5,254)
Dividends received from affiliate	—	8,481
Net cash used in investing activities	(83,289)	(82,511)
Cash flows from financing activities:		
Net borrowing (repayments) on line of credit	—	(203,500)
Proceeds from SBA loan	500,000	—
Proceeds from subordinated debt	—	1,034,000
Advances from common members	86,375	282,869
Member contributions received	1,836,000	733,000
Member redemptions paid	(52,680)	—
Payments of member distributions	(391,364)	(303,458)
Net cash provided by financing activities	1,978,331	1,542,911
Net increase in cash	448,634	32,274
Cash, beginning	738,153	705,879
Cash, ending	$ 1,186,787	$ 738,153

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Statements of Cash Flows (Continued)
Years Ended December 31, 2022 and 2021

	2022	2021
Changes in limited-use assets, restricted cash:		
Restricted cash, beginning	$ 2,011,120	$ 1,116,190
Net cash proceeds provided by third parties		
to fund consumer loans	331,216	822,145
Net cash proceeds reserved for member distributions	77,331	72,785
Restricted cash, ending	$ 2,419,667	$ 2,011,120

See accompanying notes to financial statements.

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

1. <u>Nature of Operations and Summary of Significant Accounting Policies</u>:

   The consolidated financial statements of National Energy Improvement Fund, LLC and Subsidiaries (the "Company") include the accounts of National Energy Improvement Fund, LLC and two wholly owned subsidiaries acquired in May 2020 as follows:


   NEIF-MSH Financial, LLC
   NEIF-MSH Insurance, LLC


   The Company originates unsecured loans for energy-efficient home improvements on behalf of the state of Maine as well as for Hatch Bank and several other investors and provides loan servicing at agreed-upon interest margins for those loans, certain loans for which servicing rights were acquired, as well as providing servicing on Pennsylvania loans under the Keystone HELP Program on a fee per loan basis (altogether, the "loan servicing fees"). The Company also provides access to financing for commercial energy improvements, generating applications for a variety of third-party capital providers, which conduct full origination and loan servicing. The Company is compensated through origination fees on the financing and the negotiated service fee agreements with each investor. Additionally, the Company receives insurance commissions as a licensed insurance agency through its subsidiary NEIF-MSH Insurance, LLC.

   National Energy Improvement Fund, LLC is organized as a Pennsylvania limited liability company with two types of common membership and four types of preferred membership. The membership interests bear different rights with regard to profit-sharing and distributions, as discussed in Note 13.

   Each of the two subsidiaries is organized as a single-member Pennsylvania limited liability company, wholly owned by National Energy Improvement Fund, LLC.

   The Company's significant accounting policies, all of which conform to generally accepted accounting principles (GAAP), are summarized as follows:

   Revenue Recognition Policy
   The Company derives its primary revenue stream from the servicing of unsecured energy efficiency improvement loans. Revenues are recognized on a monthly basis as loan payments are collected from consumers and represent the difference between the interest rate charged on the loan and the amount required

   (Continued)

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

to be paid to the investor. Additionally, the Company generates certain origination fees that are charged to the borrower at the time of the loan. The Company also recognizes revenue for the change in the present value of the future servicing rights for the entire servicing portfolio.

Disaggregation of Revenue from Contracts with Customers
For the years ended December 31, 2022 and 2021, the Company's revenue based on the timing of satisfaction of performance obligations is as follows:

	2022	2021
Performance obligations satisfied at a point in time	$ 593,448	$ 385,189
Performance obligations satisfied over time	1,726,833	986,186
	$2,320,281	$ 1,371,375

Revenue from performance obligations satisfied at a point in time consist of loan origination fees charged to commercial customers and income from rebates and dealer charges.

Revenue from performance obligations satisfied over time consist of loan servicing fees and the related gain on those servicing rights.

Performance Obligations
For performance obligations related to the origination fees charged to commercial customers and income from rebates and dealer charges, control transfers to the customer at a point in time on the date that loan settlement occurs in the case of origination fees and upon receipt in the case of rebates and dealer charges.

For performance obligations related to loan servicing fees, control transfers to the customer over time. Revenue is recognized as loans are serviced as adjusted for the present value of future servicing rights based on assumptions for future interest rates, loan prepay speeds, and expected cash flows net of estimated loan servicing costs.

Variable Consideration
The nature of the Company's business gives rise to variable consideration including estimated future loan servicing costs that generally reduces revenue.

(Continued)

11   Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

Variable consideration is estimated at the most likely amount that is expected to be earned. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are estimated based upon historical experience and known trends.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loan Servicing Fees Receivable
Loan servicing fees receivable represent amounts due from third parties for whom the Company provides loan servicing. The amounts are paid within thirty days of month end and require no allowance for uncollectability.

Loan Servicing Asset
The Company provides loan servicing to third parties. To determine the fair value of the loan servicing asset, the Company uses a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates, late fees and losses. See Note 2 for more information on the valuation of servicing rights.

The Company has elected to initially measure and carry its servicing assets using the fair value method. Under the fair value method, the servicing assets are carried in the balance sheet at fair value and the changes in fair value, primarily due to changes in valuation inputs and assumptions and to the collection and realization of expected cash flows, are reported in gains (losses) on servicing rights in the period in which the change occurs.

(Continued)

12   *Regan, Levin, Bloss, Brown & Savchak, P.C.*
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

Investment in Affiliated Company
The Company owns a 40% interest in RB Funding, LLC, an entity organized to facilitate rebate factoring for various rebate programs throughout the country. The investment is recorded using the equity method of accounting for investments in affiliates.

Equipment and Leasehold Improvements
Equipment and leasehold improvements are stated at cost. Maintenance, repairs, and minor renewals are expensed as incurred; major renewals and betterments are capitalized. When assets are sold, retired, or otherwise disposed, their cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gains and losses are included in operations. Depreciation and amortization are computed on the straight-line basis over the shorter of the lease term or the estimated useful lives of the assets.

Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly-liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk
The Company maintains cash balances which may exceed federally-insured limits, but the Company historically has not experienced any credit related losses on cash balances.

Income Taxes
The Company has elected the default entity classification for a limited liability company and as such is taxed as a partnership under the Internal Revenue Code and under similar provisions of Pennsylvania law. Under those provisions, the Company does not pay income taxes on its taxable income and is not allowed to deduct net operating loss carryovers or carrybacks. Instead, any income or losses are passed through to the members who are individually responsible for any taxes due.

Advertising
The Company's policy is to expense advertising costs as incurred. Advertising expense amounted to $161,383 and $74,994 for the years ended December 31, 2022 and 2021, respectively.

(Continued)

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

Subsequent Events Evaluation
The Company has evaluated events and transactions occurring subsequent to December 31, 2022, for items that could potentially be recognized or disclosed in these financial statements. The evaluation was conducted through March 2, 2023, the date these financial statements were available for issuance.

2. Loan Servicing Assets:

The present value of the loan servicing asset was determined using a discount rate of 8%, prepayment speeds of approximately 20%, and no implied default rate as the third-party investors who own the loans bear full responsibility for the ultimate realization with no recourse to the Company.

The following summarizes the activity pertaining to loan servicing rights' fair value net of valuation allowances:

	2022	2021
Balance at beginning of year	$ 1,256,461	$ 1,013,882
Loan servicing rights capitalized at fair market value, net	647,006	242,579
Balance at end of year	$1,903,467	$ 1,256,461

3. Investments in Affiliated Companies:

Investments in an affiliated company, a 40% investment in RB Funding, LLC, consists of an original investment of $2,500 plus income (loss) recognized on the equity method of accounting, minus the dividends received.

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

4. Equipment and Leasehold Improvements and Lease:

Furniture and equipment at December 31 consist of the following:

	2022	2021
Computer equipment	$ 28,732	$ 27,634
Office furniture	31,953	31,953
Leasehold improvements	3,748	3,748
	64,433	63,335
Less: accumulated depreciation	59,310	47,070
	$ 5,123	$ 16,265

Depreciation expense amounted to $12,240 and $12,168 for the years ended December 31, 2022 and 2021, respectively.

5. Intangible Assets-Startup and Web Portal Costs:

The Company began operations in July 2017 and capitalized startup costs in the amount of $3,135. The startup costs are being amortized over 180 months. The Company capitalized web portal development costs in the amount of $87,445 and $85,738 during the years ended December 31, 2022 and 2021, respectively. The Company had previously capitalized web portal development costs amounting to $82,730 in the aggregate. The web portal development costs are being amortized over 60 months. Accumulated amortization amounted to $102,854 and $58,748 as of December 31, 2022 and 2021, respectively. Amortization expense amounted to $44,106 and $19,943 for the years ended December 31, 2022 and 2021, respectively.

6. Operating Leases:

The Company leases a copier under a 36-month operating lease that expires February 2024. The lease requires monthly payments in the amount of $289 plus usage fees. Rental expense related to the copier amounted to $5,055 and $4,342 for the years ended December 31, 2022 and 2021.

In December 2017, the Company entered into a five-year lease for its office space. The lease provided for a waiver of rent through January 31, 2018 with rental

(Continued)

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

payments beginning in February 2018 and continuing until January 2023. The lease requires monthly payments of $6,245 for the initial year with annual increases of 3% each subsequent year. The lease is a gross lease whereby the landlord is responsible for all taxes, insurance, maintenance and utilities.

Rental expense for the office lease amounted to $72,856 and $78,269 for the years ended December 31, 2022 and 2021, respectively. The excess of rent expense recorded over rent paid is included in accrued expenses and amounted to $504 and $6,379 as of December 31, 2022 and 2021, respectively.

Future minimum annual rental payments under the operating lease obligations are as follows:

2023	$	3,468
2024		578
	$	4,046

7. Limited-use Assets – Cash:

Limited-use assets include cash related to Keystone HELP, the Maine Power Saver and Efficiency loan, loans from Hatch Bank and other investors and represent cash restricted to provide loan funding to consumers. The total limited-use cash amounted to $2,419,667 and $2,011,120 as of December 31, 2022 and 2021, respectively.

8. Amounts Due on Serviced Loans:

Amounts due on serviced loans represent collections from servicing the loan portfolio for the months of December 2022 and 2021 that are due and payable to the underlying holder of the loans during the months ending January 2023 and 2022, respectively.

9. Subordinated Debt:

The Company is obligated to investors for unsecured subordinated investment certificates with the following interest and repayment provisions:

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

Raise Green – First Issue, fixed rate of 5% payable quarterly with five-year maturity due August 2025	$ 109,000
Raise Green – Second Issue, fixed rate of 5% payable quarterly with five-year maturity due September 2025	62,000
Raise Green – Third Issue, fixed rate of 5% payable quarterly with five-year maturity due January 2026	97,000
Raise Green – Fourth Issue, fixed rate of 5% payable quarterly with five-year maturity due June 2026	137,000
Balance at December 31, 2022 and 2021	$ 405,000

In July 2021 the Company entered into bridge loan transactions with 9 individuals who provided $800,000 in financing in the aggregate. The loans require quarterly payments of interest at 9% per annum and mature in July 2023.

These obligations of the Company are subordinated to all present and future borrowings by the Company from financial institutions.

10. Long-term Debt:

In 2020, the Company was granted a loan in the amount of $247,100 pursuant to the Paycheck Protection Program ("PPP"). The entire amount of the loan was subsequently forgiven and is included in other income for the year ended December 31, 2021.

11. SBA Loan Payable:

In January 2022, the Company was granted an SBA loan in the amount of $500,000. The loan requires monthly payments of interest and principal in the amount of $2,505 including interest at 3.75% per annum beginning in January 2024 and is due in January 2054. The loan is secured by all Company assets.

(Continued)

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

The aggregate maturities of the SBA loan payable as of December 31, 2022 are as follows:

Years ending December 31,		
2023	$	-
2024		7,341
2025		10,216
2026		10,609
2027		11,016
Thereafter		460,818
	$	500,000

12. <u>Commitments and Contingencies</u>:

The two Class C equity holders and managing members of the Company have a $500,000 note payable to a bank. The proceeds were used to provide their equity investment in the Company. The cash is included in cash and equivalents and is maintained in a separate bank account and not commingled with operating funds. The Company is a guarantor on this obligation.

13. <u>Related Party Transactions</u>:

During the year ended December 31, 2018, the Company acquired a loan servicing portfolio held by the managing member's previous employer. The portfolio was part of a larger group of servicing assets that had been previously sold by the managing member's former business. Under the terms of that sale, investors of the former business were guaranteed certain earnout payments as the loan portfolio generated servicing fees. Upon acquiring the loan portfolio in 2018, the Company accepted the obligation to pay these earnout payments. The Company has recorded a reduction in the amount of servicing fee income in the amount of $19,876 and $35,178 for the years ended December 31, 2022 and 2021, respectively. At December 31, 2022 and 2021, $8,726 and $15,104, respectively was included in the balance sheet as member earnout payable.

The Company has notes payable to two Class C members amounting to $115,000 as of December 31, 2022 and 2021. The notes are due on demand, bear interest ranging from 3.25% to 5% per annum, and are included in due to company members in the accompanying consolidated balance sheet.

(Continued)

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

The Company has accrued certain guaranteed payments in addition to incurring liabilities for expenses advanced by several Class C members amounting to $620,583 and $534,208 as of December 31, 2022 and 2021, respectively. Such amounts are included in due to common members in the accompanying consolidated balance sheet. Beginning in 2022, the Company has evidenced these advances with notes payable that accrue interest at the prime rate adjusted semi-monthly (7.50% at December 31, 2022).

Interest expense for these related-party notes amounted to $13,064 and $6,341 for the years ended December 31, 2022 and 2021, respectively.

14. Members' Equity:

Class A Perpetual Preferred Units

The Company has 100 authorized Class A units requiring an initial investment of $30,000 per unit. The units require annual distributions of 4% of the initial investment value and unpaid distributions bear interest at 4% per annum. The Class A units have no voting rights. There were 7.67 and 6.67 Class A units issued at December 31, 2022 and 2021, respectively.

Total dividends declared for the Class A unit holders amounted to $9,045 and $4,983 for the years ended December 31, 2022 and 2021, respectively of which $2,300 and $1,533 was accrued as of December 31, 2022 and 2021, respectively

Class B Preferred Term Units

The Company has 200 authorized Class B units requiring an initial investment of $30,000 per unit. The units require annual distributions of 7% of the initial investment value and unpaid distributions bear interest at 7% per annum. The Class B units have no voting rights. There were 118.83 and 99.16 Class B units issued at December 31, 2022 and 2021, respectively, with an aggregate investment amounting to $3,565,000 and $2,975,000 at December 31, 2022 and 2021, respectively.

Total dividends declared for the Class B unit holders amounted to $212,442 and $193,537 for the years ended December 31, 2022 and 2021, respectively of which $53,637 and $49,437 was accrued as of December 31, 2022 and 2021,

(Continued)

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

respectively. During the year ended December 31, 2021, one member converted $150,000 of amounts payable to him in exchange for 5 Class B units.

Class C Common Units

The Company has 600.88 and 663.04 issued Class C units as of December 31, 2022 and 2021, respectively, requiring an initial investment of $500,000 in the aggregate. The units are entitled to discretionary annual distributions after Class A, B and E unit holders have been paid all required distributions. The Class C units have full voting rights.

Total dividends declared and paid for the Class C unit holders amounted to $62,353 and $65,158 for the years ended December 31, 2022 and 2021, respectively.

Class D Limited Common Units

The Company has 435.12 and 372.96 issued Class D units as of December 31, 2022 and 2021, respectively, requiring no specific investment. The units are entitled to discretionary annual distributions after Class A, B and E unit holders have been paid all required distributions. The Class D units have limited voting rights.

The Class D units have an aggregate investment of $1,600,000 and $1,400,000 as of December 31, 2022 and 2021, respectively. Total dividends declared and paid for the Class D unit holders amounted to $35,544 and $21,004 for the years ended December 31, 2022 and 2021, respectively.

There is a total of 1,036 authorized units of Class C and Class D units.

Class E Preferred Term Units

The Company has 100 authorized Class E units requiring an initial investment of $30,000 per unit. The units require quarterly distributions of 7% per annum of the initial investment value and unpaid distributions bear interest at 7% per annum. The Class E units have no voting rights. There were 22.67 and 12.67 Class E units issued at December 31, 2022 and 2021, respectively with an aggregate investment amounting to $680,000 and $380,000 at December 31, 2022 and 2021, respectively.

(Continued)

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

Total dividends declared for the Class E unit holders amounted to $44,306 and $26,600 for the years ended December 31, 2022 and 2021, respectively of which $11,900 and $6,650 was accrued as of December 31, 2022 and 2021, respectively.

Class CF Preferred Term Units

The Company has 2,000 authorized Class CF Climate Action Preferred units requiring an initial investment of $1,000 per unit. The units require quarterly distributions of 7% per annum of the invested balance plus return of capital redeemable based on a 7-year amortization. The units have no voting rights. There were 826.32 and 163 units issued at December 31, 2022 and 2021 with an aggregate investment amounting to $826,320 and $163,000, respectively.

Total amounts paid to the Class CF unit holders for the year ended December 31, 2022 amounted to $91,339 of which $38,659 represented declared dividends and $52,680 represented a return of the investment. There were no amounts paid to Class CF unit holders for the year ended December 31, 2021.

15. Acquisitions:

In April, 2020, the Company formed two wholly owned limited liability companies, NEIF-MSH Financial, LLC ("NEIF Financial") and NEIF-MSH Insurance, LLC ("NEIF Insurance") for the purpose of acquiring MSH Financial, LLC and MSH Insurance, LLC, respectively.

NEIF Financial acquired cash from MSH Financial, LLC in the amount of $166,911 in exchange for estimated future earnout payments amounting to 20% of the profits to be generated by NEIF Financial through December 31, 2030.

The estimated present value of the future cash flows to be paid to the seller of MSH Financial amounted to $149,326 and $172,141 and is reflected as an earnout payable in the balance sheets at December 31, 2022 and 2021, respectively. Goodwill in the amount of $28,751 was recorded as part of this transaction and is reflected net of accumulated amortization of $7,427 and $4,552 as an intangible asset in the balance sheets at December 31, 2022 and 2021, respectively.

(Continued)

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

Goodwill is being amortized over ten years and amortization expense amounted to $2,875 for each of the years ended December 31, 2022 and 2021.

NEIF Insurance acquired the equity in MSH Insurance, LLC in exchange for estimated future earnout payments amounting to 20% of the profits to be generated by NEIF Insurance through December 31, 2020. No other assets or liabilities were acquired in this transaction.

The estimated present value of the future cash flows to be paid to the seller of MSH Insurance amounted to $121,081 and $131,192 and is reflected as an earnout payable in the balance sheets at December 31, 2022 and 2021, respectively. Goodwill in the amount of $114,435 was recorded as part of this transaction and is reflected net of accumulated amortization of $28,227 and $17,451 as an intangible asset in the balance sheets at December 31, 2022 and 2021, respectively.

Goodwill is being amortized over ten years and amortization expense amounted to $10,776 for the years ended December 31, 2022 and 2021.

16. Loan Loss Reserve:

In February 2020, the Company acquired a loan servicing portfolio from a third-party in the amount of $344,769. Pursuant to the transaction, the Company received $98,162 in cash collateral from that third party which was recorded as a loan loss reserve. This loan servicing portfolio amounted to $111,641 and $162,430 as of December 31, 2022 and 2021, respectively and the collateralized cash remaining in restricted cash and the loss reserve amounted to $92,047 at both December 31, 2022 and 2021.

17. Pension Plan:

The Company sponsors a 401(k) retirement plan (the "Plan") for all eligible employees which began in October 2021. The Plan is a salary reduction plan under Section 401(k) of the Internal Revenue Code. The Plan covers all full-time employees who have completed a minimum of six months of service and allows employees to contribute an amount up to the statutory maximum. The Plan provides for non-discretionary employer contributions of 3% of eligible employee compensation under Safe Harbor plan provisions. The Company made

(Continued)

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

contributions to the Plan amounting to $31,470 and $13,017 for the years ended December 31, 2022 and 2021, respectively.

SUPPLEMENTARY INFORMATION

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Schedules of Operating Expenses
Years Ended December 31, 2022 and 2021

	2022	2021
Operating expenses:		
Advertising	$ 161,383	$ 74,994
Bank service charges	50,164	43,755
Commissions	210,577	80,055
Compliance	8,230	11,757
Computer expenses	287,532	211,094
Consulting	—	2,163
Contributions	750	426
Depreciation and amortization expense	69,997	45,762
Dues and subscriptions	38,575	37,425
Employee benefits-allocated	154,141	100,936
Equipment rental	5,055	4,342
Guaranteed payments to members	500,000	500,000
Insurance	66,673	59,999
Legal and accounting	109,467	77,583
Licenses and permits	54,120	29,435
Loan processing costs	238,009	188,299
Marketing expenses	5,462	2,354
Meals and entertainment	9,441	10,209
Office expenses	22,112	10,786
Payroll taxes-allocated	101,023	76,851
Pension plan contributions	31,470	13,017
Rental expenses	72,856	85,402
Telephone	16,627	19,350
Travel	57,935	19,615
Utilities	5,257	5,097
Wages and salaries	885,245	821,861
Total operating expenses	$ 3,162,101	$ 2,532,567

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidating Balance Sheet
December 31, 2022

Assets	NEIF	MSH Financial	MSH Insurance	Subtotal	Elimination	Consolidated
Cash and equivalents	$ 1,186,073	$ —	$ 714	$ 1,186,787	$ —	$ 1,186,787
Loan servicing fees receivable	168,382	—	—	168,382	—	168,382
Other receivables	70,025	—	—	70,025	—	70,025
Due from affiliate	95,628	130,016	—	225,644	(225,644)	—
Loans held for resale	40,876	—	—	40,876	—	40,876
Prepaid expenses	41,213	—	—	41,213	—	41,213
Loan servicing asset	1,903,467	—	—	1,903,467	—	1,903,467
Furniture and equipment, net	5,123	—	—	5,123	—	5,123
Intangibles, net	156,194	21,324	86,208	263,726	—	263,726
Security deposits	7,000	—	—	7,000	—	7,000
Investment in consolidated subsidiaries	(157,274)	—	—	(157,274)	157,274	—
Investment in RB Funding, LLC	996,113	—	—	996,113	—	996,113
Limited-use assets, restricted cash	2,419,667	—	—	2,419,667	—	2,419,667
Total assets	$ 6,932,487	$ 151,340	$ 86,922	$ 7,170,749	$ (68,370)	$ 7,102,379

25

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidating Balance Sheet
December 31, 2022

Liabilities and Members' Equity	NEIF	MSH Financial	MSH Insurance	Subtotal	Elimination	Consolidated
Accrued expenses and payables	$ 155,037	$ —	$ 1	$ 155,038	$ —	$ 155,038
Due to affiliate	130,016	—	95,628	225,644	(225,644)	—
Amounts due on serviced loans	2,539,472	—	—	2,539,472	—	2,539,472
Loan loss reserve	62,547	29,500	—	92,047	—	92,047
SBA :loan payable	500,000	—	—	500,000	—	500,000
Subordinated debt	1,205,000	—	—	1,205,000	—	1,205,000
Due to preferred members	68,605	—	—	68,605	—	68,605
Due to common members	735,583	—	—	735,583	—	735,583
Member earnout payable	8,726	149,326	121,081	279,133	—	279,133
Total liabilities	5,404,986	178,826	216,710	5,800,522	(225,644)	5,574,878
Members' equity:						
Class A preferred units, no par value; 100 units authorized, 7.67 issued and outstanding	230,000	—	—	230,000	—	230,000
Class B preferred units, no par value; 100 units authorized, 118.83 issued and outstanding	3,565,000	—	—	3,565,000	—	3,565,000
Class E preferred units, no par value; 100 units authorized, 22.67 issued and outstanding	680,000	—	—	680,000	—	680,000
Class CF preferred units, no par value; 2,000 units authorized, 826.32 issued and outstanding	826,320	—	—	826,320	—	826,320
Class C and D common units, no par value; 1,036 units authorized, 600.88 and 435.12 units issued and and outstanding, respectively	2,100,000	—	—	2,100,000	—	2,100,000
Equity in loss of subsidiaries	(157,274)	—	—	(157,274)	157,274	—
Accumulated deficiency	(5,716,545)	(27,486)	(129,788)	(5,873,819)	—	(5,873,819)
Total members' equity	1,527,501	(27,486)	(129,788)	1,370,227	157,274	1,527,501
Total liabilities and members' equity	$ 6,932,487	$ 151,340	$ 86,922	$ 7,170,749	$ (68,370)	$ 7,102,379

26

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidating Statement of Operations
Year Ended December 31, 2022

	NEIF	MSH Financial	MSH Insurance	Subtotal	Elimination	Consolidated
Revenue:						
Loan servicing fees	$ 1,079,827	$ —	$ —	$ 1,079,827	$ —	$ 1,079,827
Commercial fees	353,376	—	29,722	383,098	—	383,098
Rebate income	210,350	—	—	210,350	—	210,350
Gain on loan servicing rights	647,006	—	—	647,006	—	647,006
Total revenues	2,290,559	—	29,722	2,320,281	—	2,320,281
Operating expenses	3,093,749	2,875	65,477	3,162,101	—	3,162,101
Operating loss	(803,190)	(2,875)	(35,755)	(841,820)	—	(841,820)
Other income (expense):						
Income from investment in affiliate/subsidiaries	995,662	—	—	995,662	5,704	1,001,366
Interest income	1,392	—	—	1,392	—	1,392
Gain on earnout provision	—	22,815	10,111	32,926	—	32,926
Interest expense	(135,620)	—	—	(135,620)	—	(135,620)
Net loss	$ 58,244	$ 19,940	$ (25,644)	$ 52,540	$ 5,704	$ 58,244

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidating Statement of Changes in Members' Equity
Years Ended December 31, 2022 and 2021

	Preferred Units				Common Units		Accumulated Deficiency	NEIF Total	MSH Financial	MSH Insurance	Subtotal	Elimination	Consolidated
	Class A	Class B	Class E	Class CF	Class C	Class D							
Beginning balances, January 1, 2021	$ 30,000	$ 2,575,000	$ 380,000	$ —	$ 500,000	$ 1,250,000	$ (4,126,030)	$ 608,970	$ (68,072)	$ 2,405	$ 543,303	$ 65,667	$ 608,970
Units issued	170,000	400,000	—	163,000	—	150,000	—	883,000	—	—	883,000	—	883,000
Common member distributions	—	—	—	—	—	—	(86,162)	(86,162)	—	—	(86,162)	—	(86,162)
Preferred member distributions	—	—	—	—	—	—	(225,120)	(225,120)	—	—	(225,120)	—	(225,120)
Loss	—	—	—	—	—	—	(1,092,402)	(1,092,402)	20,646	(106,549)	(1,178,305)	85,903	(1,092,402)
Ending balances, December 31, 2021	200,000	2,975,000	380,000	163,000	500,000	1,400,000	(5,529,714)	88,286	(47,426)	(104,144)	(63,284)	151,570	88,286
Units issued	30,000	590,000	300,000	663,320	—	200,000	—	1,783,320	—	—	1,783,320	—	1,783,320
Common member distributions	—	—	—	—	—	—	(97,897)	(97,897)	—	—	(97,897)	—	(97,897)
Preferred member distributions	—	—	—	—	—	—	(304,452)	(304,452)	—	—	(304,452)	—	(304,452)
Income	—	—	—	—	—	—	58,244	58,244	19,940	(25,644)	52,540	5,704	58,244
Ending balances, December 31, 2022	$ 230,000	$ 3,565,000	$ 680,000	$ 826,320	$ 500,000	$ 1,600,000	$ (5,873,819)	$ 1,527,501	$ (27,486)	$ (129,788)	$ 1,370,227	$ 157,274	$ 1,527,501

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidating Schedule of Operating Expenses
Year Ended December 31, 2022

	NEIF	MSH Financial	MSH Insurance	Subtotal	Elimination	Consolidated
Operating expenses:						
Advertising	$ 161,383	$ —	$ —	$ 161,383	$ —	$ 161,383
Bank service charges	50,164	—	—	50,164	—	50,164
Commissions	210,577	—	—	210,577	—	210,577
Compliance	8,230	—	—	8,230	—	8,230
Computer expenses	282,783	—	4,749	287,532	—	287,532
Contributions	750	—	—	750	—	750
Depreciation and amortization expense	56,346	2,875	10,776	69,997	—	69,997
Dues and subscriptions	33,532	—	5,043	38,575	—	38,575
Employee benefits-allocated	147,631	—	6,510	154,141	—	154,141
Equipment rental	5,055	—	—	5,055	—	5,055
Guaranteed payments to members	500,000	—	—	500,000	—	500,000
Insurance	66,673	—	—	66,673	—	66,673
Legal and accounting	109,467	—	—	109,467	—	109,467
Licenses and permits	53,920	—	200	54,120	—	54,120
Loan processing costs	238,009	—	—	238,009	—	238,009
Marketing expenses	5,462	—	—	5,462	—	5,462
Meals and entertainment	9,441	—	—	9,441	—	9,441
Office expenses	22,112	—	—	22,112	—	22,112
Payroll taxes-allocated	98,278	—	2,745	101,023	—	101,023
Pension plan contributions	31,470	—	—	31,470	—	31,470
Rental expenses	72,856	—	—	72,856	—	72,856
Telephone	16,627	—	—	16,627	—	16,627
Travel	56,873	—	1,062	57,935	—	57,935
Utilities	5,257	—	—	5,257	—	5,257
Wages and salaries	850,853	—	34,392	885,245	—	885,245
Total operating expenses	$ 3,093,749	$ 2,875	$ 65,477	$ 3,162,101	$ —	$ 3,162,101

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

Appendix 3. Operating Agreement

FOURTH AMENDED AND RESTATED OPERATING AGREEMENT
OF
NATIONAL ENERGY IMPROVEMENT FUND, LLC
(A Pennsylvania Limited Liability Benefit Company)

THE MEMBERSHIP UNITS REFERENCED IN THIS FOURTH AMENDED AND RESTATED OPERATING AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE PENNSYLVANIA SECURITIES ACT OF 1972, AS AMENDED, OR SIMILAR LAWS OR ACTS OF OTHER STATES, IN RELIANCE UPON EXEMPTIONS UNDER THOSE LAWS AND ACTS. THE SALE, OFFER FOR SALE, TRANSFER, PLEDGE, OR OTHER DISPOSITION OF SUCH MEMBERSHIP UNITS IS PROHIBITED EXCEPT AS OTHERWISE EXPRESSLY PERMITTED IN THIS OPERATING AGREEMENT. BY THE EXECUTION OF THIS AGREEMENT AND THE ACQUISITION OF THE MEMBERSHIP UNITS REFERENCED HEREIN, EACH PRESENT AND FUTURE MEMBER REPRESENTS, INTER ALIA, THAT SUCH MEMBER IS ACQUIRING SUCH MEMBER'S MEMBERSHIP UNITS FOR INVESTMENT AND WITHOUT A VIEW TO DISTRIBUTION OR RESALE AND THAT SUCH MEMBER WILL NOT SELL, OFFER FOR SALE, TRANSFER, PLEDGE, OR OTHERWISE DISPOSE OF SUCH MEMBER'S MEMBERSHIP UNITS: (I) OTHER THAN IN ACCORDANCE WITH THIS AGREEMENT; AND (II) WITHOUT REGISTRATION OR OTHER COMPLIANCE WITH THE ABOVE REFERENCED LAWS AND ACTS AND THE RULES AND REGULATIONS ISSUED THEREUNDER.

THIS FOURTH AMENDED AND RESTATED OPERATING AGREEMENT (the "**Agreement**") is effective this 12th day of October, 2023, by and among **NATIONAL ENERGY IMPROVEMENT FUND, LLC**, a limited liability benefit company organized under the laws of the Commonwealth of Pennsylvania (the "**Company**"), and the individuals identified on Attachment A attached hereto (each, a "**Member**" and each other future Member of the Company, a "**Member**" and collectively the "**Members**"). This Agreement, as it may be amended from time to time, shall be binding on any person who at the time is a Member, regardless of whether or not the person has executed this Agreement or any amendment hereto.

RECITALS

WHEREAS, the Company has been organized as a Pennsylvania limited liability company by the filing of a Certificate of Organization with the Department of State of the Commonwealth of Pennsylvania on July 17, 2017, under and pursuant to the Act;

WHEREAS, the Members and the Company desire that this Agreement amend, restate and supersede in its entirety that certain Third Amended and Restated Operating Agreement, dated April 1, 2023 (as may have been amended and/or modified, the "**Existing Agreement**");

WHEREAS, the Members wish to: (i) provide for the creation of additional Class of Units, i.e., Class CF 2.0 Preferred Term Units (as defined below); and (ii) update the ledger of Membership Unit ownership attached hereto as Attachment A;

WHEREAS, the Existing Agreement may be amended from time to time with the approval of the Board and the affirmative vote of the Members holding at least (the "**Requisite Approvals**"): (i) a majority of the Class C Units; and (ii) if any such amendment disproportionately affects the rights or obligations of any other Class of Units (an "**Affected Class**") then the affirmative consent of a majority of the outstanding Units in each such Affected Class shall also be required Notwithstanding the foregoing, the Board may make certain "technical" amendments to this Agreement to: (a) reflect a redemption, issuance or other transfer of Units; (b) to correct any typographic errors or to further clarify and/or interpret certain provisions of this Agreement (in the Board's commercially reasonable discretion); or (c) to comply with changes to the Code or other Federal requirements, so long as such amendment does not affect specific rights or obligations of specific Classes of Members; and

WHEREAS, this Agreement does not disproportionately affect the rights or obligations of any existing Class of Units;

WHEREAS, this Agreement shall accordingly be effective upon: (i) the execution of this Agreement by the Board of Managers; and (ii) the receipt of executed counterparts of this Agreement, or, as applicable, signed "joinders" to this Agreement, from such Members whose signatures are necessary to constitute the Requisite Approvals.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and intending to be legally bound hereby, the Members (who are necessary to constitute the Requisite Approvals) and the Company agree (and hereby adopt this Agreement, which shall amend restate and supersede the Existing Agreement in its entirety) as follows:

Article I – DEFINITIONS

1.01   Definitions. In addition to the terms defined in other provisions of this Agreement, the following terms shall have the meanings set forth below unless the context requires otherwise:

"**Act**." The Pennsylvania Uniform Limited Liability Company Act of 2016, 15 Pa.C.S. § 8811, et seq., and any successor statute, as amended from time to time.

"**Affiliate**." As to any Person, any other Person that directly or indirectly, through one or more intermediaries controls, is controlled by, or is under common control with, such Person or, if such Person is an individual, the immediate family of such Person or trusts solely for the benefit of such immediate family. As used in this definition, the term "**control**" means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

"**Agreement**." This Fourth Amended and Restated Operating Agreement, as may be amended, modified, supplemented or restated from time to time.

"**Assign**" or "**Assignment**." Means, voluntarily or involuntarily, to sell, transfer, bequeath, pledge, hypothecate or otherwise dispose. An "**Assignment**" is any one of those acts.

"**Benefit Company**." Shall generally refer to an entity that: (i) has an expanded purpose beyond maximizing "share value" to explicitly include general and/or specific public benefits; (ii) is required to consider and balance the impact of its actions not only on its equity holders but also on the general public; and (iii) is required to make available to the public certain benefit reports that assess the entity's overall social and environmental performance.

"**Board of Managers**" or "**Board**." Shall refer to the Board of Managers of the Company, as further described in Article V hereof.

"**Capital Account**." The individual account maintained by the Company with respect to each Member as provided in Section 4.02.

"**Capital Contribution**." The aggregate amount of cash and the agreed value of any property or services (as determined by the Member and the Manager) contributed by each Member to the Company as provided in Section 4.01. In the case of a Member that acquires any Membership Units by an Assignment or transfer in accordance with the terms of this Agreement, "**Capital Contribution**" means the Capital Contribution of that Member's predecessor in interest proportionate to the acquired Membership Units.

"**Certificate**." The Certificate of Organization of the Company and any and all amendments thereto and restatements thereof filed on behalf of the Company with the Department of State of the Commonwealth of Pennsylvania pursuant to the Act.

"**Change of Control.**" Shall mean: (i) the sale, transfer or assignment, in one transaction or a series of related transactions, of all or substantially all of the assets of the Company to an unaffiliated third party; (ii) the sale, transfer or assignment, in one transaction or a series of related transactions, of greater than fifty percent (50%) of the Class C Common Units of the Company to an unaffiliated third party; or (iii) a merger or consolidation of the Company with, or into, any other unaffiliated entity if the Company is not the surviving entity.

"**Class**." Shall refer to a particular class of Units, whether now or hereafter existing, having the rights and privileges set forth in this Agreement.

"**Class A Member**."   A Member of the Company that holds Class A units.

"**Class A Perpetual Preferred Convertible Units**" or "**Class A Units**." Units of the Company have those rights and privileges set forth herein. Class A Units are non-voting Units. If the Company, after the payment of its normal operating expenses and the establishment of reasonable reserves, has sufficient cash to make a distribution, then subject to any applicable Distribution Priorities (as defined in Section 4.04 below), Liquidation Preferences (defined in

3

Section 9.02 below) and/or any other limitations that are set forth in Section 4.04, Section 4.05 and Section 9.02 hereof, the Class A Members shall receive an annual distribution (which, at the Company's election, may be paid in quarterly installments) equal to four percent (4%) of the original issue price of their respective Class A Units ("**Class A Original Issue Price**") as set forth on Attachment A (if a distribution is not made in any particular year [any such accrued, but un-distributed, amount, shall be referred to herein as the "**Withheld Class A Distribution Payment**"], then interest shall accrue, but not compound, on the amount of the Withheld Class A Distribution Payment at a rate of four percent (4%) per annum) ("**Class A Distribution Payments**"). For the avoidance of doubt, the Company may, at its option, make partial payments of any Class A Distribution Payments.

If, at any time while a Class A Member holds any Class A Units, a Change of Control event occurs, then, subject to: (i) the availability of funds; and (ii) any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in Section 4.04, Section 4.05 and Section 9.02 hereof, at the closing of such transaction, each Class A Member shall be entitled to receive the following payments with respect to their Class A Units (collectively, the "**Class A Bonus Payment**"): (i) all remaining Class A Distribution Payments then-accrued (but unpaid); (ii) a payment equal to the Class A Original Issue Price of their then-owned Class A Units; and (iii) a bonus payment equal to .10% per Class A Unit of the Net Proceeds of such Change of Control transaction, upon the receipt of which such Class A Units shall be considered redeemed. Other than the Class A Distribution Payments and the Class A Bonus Payment, Class A Members shall have no further rights to the Company's Profits and Losses or to any other distributions.

"**Class B Member**." A Member of the Company holding Class B Units.

"**Class B Preferred Term Units**" Or "**Class B Units**". Units of the Company having those rights and privileges set forth herein. Class B Units are non-voting Units. if, after the payment of its normal operating expenses and the establishment of reasonable reserves, Company has sufficient cash to make a distribution, then subject to any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in Section 4.04, Section 4.05 and Section 9.02 hereof, Class B Members shall receive an annual distribution (which, at the Company's election, may be paid in quarterly installments) equal to seven percent (7%) of the original issue price ("**Class B Original Issue Price**") of their respective Class B Units ("**Class B Distribution Payments**") as set forth on Attachment A (if a Class B Distribution Payment is not made in any particular year [any such accrued, but un-distributed, amount, shall be referred to herein as the "**Withheld Class B Distribution Payment**"], then interest shall accrue, but not compound, on the amount of the Withheld Class B Distribution Payment at a rate of seven percent (7%) per annum). Subject to appropriate extension until any Withheld Class B Distribution Payments have been made, the Class B Distribution Payments shall be made for a period of five (5) years from the date of the initial issuance date of that Member's Class B Units to such Class B Member from the Company (the "**Initial Class B Payment Period**"). For the avoidance of doubt, the Company may, at its option, make partial payments of any Class B Distribution Payments. Notwithstanding anything to the contrary provided herein, during the Initial Class B Payment Period, the Company may redeem any such Class B Units upon payment of a sum equal to: (i) any accrued, but, unpaid Class B Distribution Payments and Withheld Class B Distribution Payments (together with any interest accrued thereon); and (ii) any unreturned portion of the Class B Original Issue Price associated with such Class B Units.

Following the expiration of the Initial Class B Payment Period, the Company shall, subject to: (i) the availability of funds; and (ii) any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in <u>Section 4.04</u>, <u>Section 4.05</u> and <u>Section 9.02</u> hereof, redeem a Member's Class B Units over a five (5) year period (the "**Class B Redemption Period**" and together with the Initial Class B Payment Period, the "**Class B Term**"), for a redemption price equal to the Class B Original Issue Price of those Units, plus interest on the un-redeemed portion thereof at a rate of seven percent (7%) per annum ("**Class B Redemption**" or the "**Class B Redemption Payments**"). Such Class B Redemption Payments shall be paid, in varying amounts of principal and interest, via quarterly installments over a period of five (5) years, pursuant to an amortization schedule to be supplied by the Company. For the avoidance of doubt, the Company may, at its option, make partial Class B Redemption payments. If a Class B Redemption payment is not made in any particular year (any such accrued, but un-distributed, amount, shall be referred to herein as the "**Withheld Class B Redemption Payment**"), then interest shall accrue, but not compound, on the amount of the Withheld Class B Redemption Payment at a rate of seven percent (7%) per annum. In the event of a Withheld Class B Redemption Payment, then the Class B Redemption Period may be accordingly extended proportionately until the full amount of all Class B Redemption Payments and Withheld Class B Redemption Payments (together with any interest accrued thereon) has been paid. Following the completion of the Class B Redemption, a Class B Member shall have no further right or interest in and to such Class B Units (with such Units being considered redeemed). Notwithstanding anything to the contrary provided herein, the Company may accelerate the Class B Redemption and fully redeem any such Class B Units upon payment of a sum equal to: (i) any accrued, but, unpaid Class B Redemption Payments and Withheld Class B Redemption Payments (together with any interest accrued thereon); and (ii) any unreturned portion of the Class B Original Issue Price associated with such Class B Units.

Subject to: (i) the availability of funds; and (ii) any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in <u>Section 4.04</u>, <u>Section 4.05</u> and <u>Section 9.02</u> hereof, if, prior to the expiration of the Class B Term, a Change of Control event occurs, then, at the closing of such transaction (and subject to the availability of sufficient proceeds), each Class B Member shall be entitled to receive the following payments with respect to their Class B Units (collectively, the "**Class B Bonus Payment**"): (i) all remaining Class B Distribution Payments then-accrued (but unpaid); (ii) a payment equal to the Class B Remaining Unpaid Amount (defined below) of their then-owned Class B Units; and (iii) a bonus payment equal to .02% per Class B Unit (then owned by such Class B Member) of the Net Proceeds of such Change of Control transaction, upon the receipt of which such Class B Units shall be considered redeemed.

"**Class B Remaining Unpaid Amount**." Means either: (i) an amount equal to the Class B Original Issue Price of such Class B Units if the Class B Redemption has not yet begun with respect to such Class B Units; or (ii) if the Class B Redemption has begun, then an amount equal to the unreturned portion of the Class B Original Issue Price for such Units, including, as applicable, any Withheld Class B Redemption Payments (together with any accrued interest thereon).

"**Class C Member**." A Member of the Company holding Class C Units.

"**Class C Common Units**" or "**Class C Units**." Units of the Company having those rights and privileges set forth herein. As further set forth herein: (i) Class C Members have the right to vote on any and all matters which, pursuant to this Operating Agreement, require a vote of the

Members; and (ii) only the Class C Members shall have the right to vote to elect Members of the Board of Managers. Subject to: (i) the availability of funds; and (ii) any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in Section 4.04, Section 4.05 and Section 9.02 hereof, if the Board of Managers elects to declare a distribution to the Common Members, the Common Members shall be entitled to receive their proportionate share of such distribution based on their respective Percentage Interests.

"**Class CF Member**." A Member of the Company holding Class CF Preferred Term Units.

"**Class CF Preferred Term Units**" or "**Class CF Units**". Units of the Company having those rights and privileges set forth herein. Class CF Units are non-voting Units. If, after the payment of its normal operating expenses and the establishment of reasonable reserves, the Company has sufficient cash to make a distribution, then, subject to any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in Section 4.04, Section 4.05 and Section 9.02 hereof, for a period of seven (7) years from the date of the initial issuance date of each Member's Class CF Units to such Class CF Member from the Company (the "**Class CF Payment Period**"), such Class CF Member shall receive(i) a return of their subscription price actually paid for each such Class CF Unit (based on the original issue price of such Class CF Units as set forth on Attachment A hereto (the "**Class CF Original Issue Price**")), and (ii) interest on any un-returned principal at a rate equal to seven percent (7%) per year, via twenty-eight (28) equal quarterly payments aligned with the calendar year and in the case where a short first or last payment period occurs, an interest-only payment on the short first payment period or a final payment consisting of the remaining un-returned principal and its accrued interest, to occur in addition to the 28 quarterly payments ("**Class CF Distribution Payments**"). If a Class CF Distribution Payment is not made in any particular quarter, it will accrue to the following quarter(s); any such accrued, but un-distributed, amount shall be referred to herein as the "**Withheld Class CF Distribution Payment**". For any Withheld Class CF Distribution Payment, interest will accrue at a rate of seven percent (7%) on the un-returned principal component and will not on the interest component of the Withheld Class CF Distribution Payment. In the event of a Withheld Class CF Distribution Payment, then the Class CF Payment Period may be accordingly extended proportionately until the full amount of all Class CF Distribution Payments and Withheld Class CF Distribution Payments (together with any interest accrued thereon) has been paid. Subject to the terms hereof, the Class CF Distribution Payments shall be paid in varying amounts of principal and interest pursuant to a standard amortization schedule to be supplied by the Company. For the avoidance of doubt, the Company may make partial payments of any Class CF Distribution Payments. Following the expiration of the Class CF Payment Period, and the payment of all applicable Class CF Distribution Payments due to such Member on account of the applicable Class CF Units, the applicable Class CF Units shall be deemed automatically redeemed by the Company, for no further consideration (the "**Class CF Redemption**"). Following the Class CF Redemption, the applicable Member shall have no further rights or interest in and to the applicable Class CF Units. Notwithstanding anything to the contrary provided herein, at any time, the Company may redeem any outstanding Class CF Units for a payment equal to: (i) any accrued, but, unpaid Class CF Distribution Payments and Withheld Class CF Distribution Payments (together with any interest accrued thereon); and (ii) any unreturned portion of the Class CF Original Issue Price associated with such Class CF Units.

Subject to: (i) the availability of funds; and (ii) any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in Section 4.04, Section 4.05

and <u>Section 9.02</u> hereof, if, prior to the expiration of the Class CF Payment Period, a Change of Control event occurs, then, at the closing of such transaction, each Class CF Member shall be entitled to receive all: (i) remaining accrued, but unpaid, Class CF Distribution Payments and Withheld Class CF Distribution Payments (together with any interest accrued thereon); and (ii) any unpaid portion of the respective Class CF Original Issue Price associated with their Class CF Units.

"**Class CF 2.0 Member**." A Member of the Company holding Class CF 2.0 Preferred Term Units.

"**Class CF 2.0 Preferred Term Units**" or "**Class CF 2.0 Units**". Units of the Company having those rights and privileges set forth herein. Class CF 2.0 Units are non-voting Units. If, after the payment of its normal operating expenses and the establishment of reasonable reserves, the Company has sufficient cash to make a distribution, then, subject to any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in <u>Section 4.04</u>, <u>Section 4.05</u> and <u>Section 9.02</u> hereof, for a period of seven (7) years from the date of the initial issuance date of each Member's Class CF 2.0 Units to such Class CF 2.0 Member from the Company (the "**Class CF 2.0 Payment Period**"), such Class CF 2.0 Member shall receive:

- **If the initial investment is from $1,000 to $24,999:** (i) a return of their subscription price actually paid for each such Class CF 2.0 Unit (based on the original issue price of such Class CF 2.0 Units as set forth on <u>Attachment A</u> hereto (the "**Class CF 2.0 Original Issue Price**")), and (ii) interest on any un-returned principal at a rate equal to seven percent (7%) per year, in each case to be paid via twenty-eight (28) equal quarterly payments aligned with the calendar year and in the case where a short first or last payment period occurs, an interest-only payment on the short first payment period or a final payment consisting of the remaining un-returned principal and its accrued interest, to occur in addition to the twenty-eight (28) quarterly payments ("**Class CF 2.0 Distribution Payments**"). If a Class CF 2.0 Distribution Payment is not made in any particular quarter, it will accrue to the following quarter(s); any such accrued, but un-distributed, amount shall be referred to herein as the "**Withheld Class CF 2.0 Distribution Payment**". For any Withheld Class CF 2.0 Distribution Payment, interest will accrue at a rate of seven percent (7%) on the un-returned principal component and will not on the interest component of the Withheld Class CF 2.0 Distribution Payment.

- **If the initial investment is equal to or greater than $25,000:** (i) a return of their subscription price actually paid for each such Class CF 2.0 Unit (based on the original issue price of such Class CF 2.0 Units as set forth on <u>Attachment A</u> hereto (the "**Class CF 2.0 Original Issue Price**")), and (ii) interest on any un-returned principal at a rate equal to eight and one-half percent (8.50%) per year, in each case to be paid via twenty-eight (28) equal quarterly payments aligned with the calendar year and in the case where a short first or last payment period occurs, an interest-only payment on the short first payment period or a final payment consisting of the remaining un-returned principal and its accrued interest, to occur in addition to the twenty-eight (28) quarterly payments ("**Class CF 2.0 Distribution Payments**"). If a Class CF 2.0 Distribution Payment is not made in any particular quarter, it will accrue to the following quarter(s); any such accrued, but un-distributed, amount shall be referred to herein as the "**Withheld Class CF 2.0 Distribution Payment**". For any Withheld Class CF 2.0 Distribution Payment, interest will accrue at a rate of eight and one-half percent (8.50%) on the un-returned principal component and will not on the interest component of the Withheld Class CF 2.0 Distribution Payment.

In the event of a Withheld Class CF 2.0 Distribution Payment, then the Class CF 2.0 Payment Period may be accordingly extended proportionately until the full amount of all Class CF 2.0 Distribution Payments and Withheld Class CF 2.0 Distribution Payments (together with any interest accrued thereon) has been paid. As noted above, the Class CF 2.0 Distribution Payments shall be paid in approximately twenty-eight (28) equal quarterly installments, of varying amounts of principal and interest, pursuant to a standard amortization schedule to be supplied by the Company. For the avoidance of doubt, the Company may make partial payments of any Class CF 2.0 Distribution Payments. Following the expiration of the Class CF 2.0 Payment Period, and the payment of all applicable Class CF 2.0 Distribution Payments due to such Member on account of the applicable Class CF 2.0 Units, the applicable Class CF 2.0 Units shall be deemed automatically redeemed by the Company, for no further consideration (the "**Class CF 2.0 Redemption**"). Following the Class CF 2.0 Redemption, the applicable Member shall have no further rights or interest in, and to, the applicable Class CF 2.0 Units. Notwithstanding anything to the contrary provided herein, at any time, the Company may redeem any outstanding Class CF 2.0 Units for a payment equal to: (i) any accrued, but, unpaid Class CF 2.0 Distribution Payments and Withheld Class CF 2.0 Distribution Payments (together with any interest accrued thereon); and (ii) any unreturned portion of the Class CF 2.0 Original Issue Price associated with such Class CF 2.0 Units.

Subject to: (i) the availability of funds; and (ii) any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in Section 4.04, Section 4.05 and Section 9.02 hereof, if, prior to the expiration of the Class CF 2.0 Payment Period, a Change of Control event occurs, then, at the closing of such transaction, each Class CF 2.0 Member shall be entitled to receive all: (a) remaining accrued, but unpaid, Class CF 2.0 Distribution Payments and Withheld Class CF 2.0 Distribution Payments (together with any interest accrued thereon); and (b) any unpaid portion of the respective Class CF 2.0 Original Issue Price associated with their Class CF 2.0 Units.

"**Class D Member**." A Member of the Company holding Class D Limited Common Units. "**Class D Limited Common Units**" or "**Class D Units**." Class D Units have only those limited voting rights set out in this Operating Agreement. For the avoidance of doubt, Class D units have no right to vote in the election of the Board of Managers. Subject to: (i) the availability of funds; and (ii) any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in Section 4.04, Section 4.05 and Section 9.02 hereof, if the Board of Managers (or, as applicable, any committee thereof, including, but not limited to, the Finance Committee) elects to declare a distribution to the Common Members, the Common Members shall be entitled to receive their proportionate share of such distribution based on their respective Percentage Interests.

"**Class E Member**." A Member of the Company holding Class E Units.

"**Class E Preferred Term Units**" or "**Class E Units**." Units of the Company having those rights and privileges set forth herein. Class E Units are non-voting Units. If, after the payment of its normal operating expenses and the establishment of reasonable reserves, the Company has sufficient cash to make a distribution, then subject to any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in Section 4.04, Section 4.05

and Section 9.02 hereof, Class E Members shall receive an annual distribution ("**Class E Distribution Payments**") equal to seven percent (7%) of the original issue price of their Class E Units as set forth on <u>Attachment A</u> ("**Class E Original Issue Price**") (if a Class E Distribution Payment is not made in any particular year [any such accrued, but un-distributed, amount, shall be referred to herein as the "**Withheld Class E Distribution Payment**"], interest shall accrue, but not compound, on the amount of the Withheld Class E Distribution Payment at a rate of seven percent (7%) per annum). Subject to appropriate extension until any Withheld Class E Distribution Payments have been made, the Class E Distribution Payments shall be made in quarterly installments over a period of five (5) years from the date of the initial issuance date of that Member's Class E Units (the "**Class E Term**"). For the avoidance of doubt, the Company may make partial payments of any Class E Distribution Payments. Notwithstanding anything to the contrary provided herein, during the Class E Term, the Company may redeem any such Class E Units upon payment of a sum equal to: (i) any accrued, but, unpaid Class E Distribution Payments and Withheld Class E Distribution Payments (together with any interest accrued thereon); and (ii) any unreturned portion of the Class E Original Issue Price associated with such Class E Units.

Subject to: (i) the availability of funds; and (ii) any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in <u>Section 4.04</u>, <u>Section 4.05</u> and <u>Section 9.02</u> hereof, following the expiration of the Class E Term, the Company shall, subject to the terms hereof, immediately redeem a Member's Class E Units for a redemption price equal to the Class E Original Issue Price of those Units (plus any accrued but unpaid interest) ("**Class E Redemption**" or the "**Class E Redemption Payments**"). If a Class E Redemption Payment is not made when due (any such accrued, but un-distributed, amount, shall be referred to herein as the "**Withheld Class E Redemption Payment**"), interest shall accrue, but not compound, on the amount of the Withheld Class E Redemption Payment at a rate of seven percent (7%) per annum). Following the Class E Redemption, a Class E Member shall have no further right or interest in and to such Class E Units. The Company, at its option, may make a partial Class E Redemption. Notwithstanding anything to the contrary provided herein, the Company may accelerate the Class E Redemption and fully redeem any such Class E Units upon payment of a sum equal to: (i) any accrued, but, unpaid Class E Redemption Payments and Withheld Class E Redemption Payments (together with any interest accrued thereon); and (ii) any unreturned portion of the Class E Original Issue Price associated with such Class E Units.

If, prior to the expiration of the Class E Term (and the corresponding Class E Redemption), a Change of Control event occurs, then, subject to: (i) the availability of funds; and (ii) any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in <u>Section 4.04</u>, <u>Section 4.05</u> and <u>Section 9.02</u> hereof, at the closing of such transaction, each Class E Member shall be entitled to receive the following payments with respect to their Class E Units (collectively, the "**Class E Bonus Payment**" and together with the Class A Bonus Payment and the Class B Bonus Payment, collectively, the "**Bonus Payments**"): (i) all remaining Class E Distribution Payments then-accrued (but unpaid) and Withheld Class E Distribution Payments (together with any interest accrued thereon); (ii) a payment equal to the Class E Original Issue Price of their then-owned Class E Units; and (iii) a bonus payment equal to .02% per Class E Unit (then owned by such Class E Member) of Net Proceeds of such Change of Control transaction, upon the receipt of which such Class E Units shall be considered redeemed.

"**Class F Member**." A Member of the Company holding Class F Preferred Units.

"**Class F Preferred Term Units**" or "**Class F Units**". Units of the Company having those rights and privileges set forth herein. Class F Units are non-voting Units. If, after the payment of its normal operating expenses and the establishment of reasonable reserves, the Company has sufficient cash to make a distribution, then, subject to any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in Section 4.04, Section 4.05 and Section 9.02 hereof, for a period of five (5) years from the date of the initial issuance date of each Member's Class F Units to such Class F Member from the Company (the "**Class F Payment Period**"), such Class F Member shall receive(i) a return of their subscription price actually paid for each such Class F Unit (based on the original issue price of such Class FUnits as set forth on Attachment A hereto (the "**Class F Original Issue Price**")), and (ii) interest on any un-returned principal at a rate equal to eight- and one half percent (8.50%) per year, via twenty (20) equal quarterly payments aligned with the calendar year and in the case where a short first or last payment period occurs, an interest-only payment on the short first payment period or a final payment consisting of the remaining un-returned principal and its accrued interest, to occur in addition to the 20 quarterly payments ("**Class F Distribution Payments**"). If a Class F Distribution Payment is not made in any particular quarter, it will accrue to the following quarter(s); any such accrued, but un-distributed, amount shall be referred to herein as the "**Withheld Class F Distribution Payment**". For any Withheld Class F Distribution Payment, interest will accrue at a rate of eight- and one-half percent (8.50%) on the un-returned principal component and will not on the interest component of the Withheld Class F Distribution Payment. In the event of a Withheld Class F Distribution Payment, then the Class F Payment Period may be accordingly extended proportionately until the full amount of all Class F Distribution Payments and Withheld Class F Distribution Payments (together with any interest accrued thereon) has been paid. Subject to the terms hereof, the Class F Distribution Payments shall be paid in varying amounts of principal and interest pursuant to a standard amortization schedule to be supplied by the Company. For the avoidance of doubt, the Company may make partial payments of any Class F Distribution Payments. Following the expiration of the Class F Payment Period, and the payment of all applicable Class F Distribution Payments due to such Member on account of the applicable Class F Units, the applicable Class F Units shall be deemed automatically redeemed by the Company, for no further consideration (the "**Class F Redemption**"). Following the Class F Redemption, the applicable Member shall have no further rights or interest in and to the applicable Class F Units. Notwithstanding anything to the contrary provided herein, at any time, the Company may redeem any outstanding Class F Units for a payment equal to: (i) any accrued, but, unpaid Class F Distribution Payments and Withheld Class F Distribution Payments (together with any interest accrued thereon); and (ii) any unreturned portion of the Class F Original Issue Price associated with such Class F Units.

Subject to: (i) the availability of funds; and (ii) any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in Section 4.04, Section 4.05 and Section 9.02 hereof, if, prior to the expiration of the Class F Payment Period, a Change of Control event occurs, then, at the closing of such transaction, each Class F Member shall be entitled to receive all: (i) remaining accrued, but unpaid, Class F Distribution Payments and Withheld Class F Distribution Payments (together with any interest accrued thereon); and (ii) any unpaid portion of the respective Class F Original Issue Price associated with their Class F Units.

"**Code**." The Internal Revenue Code of 1986, as amended.

"**Common Members**." This term collectively refers to the Class C Members and the Class D Members.

"**Common Units**." This term collectively refers to the Class C Units and the Class D Units.

"**Company**." **NATIONAL ENERGY IMPROVEMENT FUND, LLC**, a Pennsylvania limited liability benefit company.

"**Covered Person**." A Manager, a Member, any Affiliate of a Member, any officer, director, manager, shareholder, partner, employee, representative or agent of a Member, or their respective Affiliates, or any officer, employee or agent of the Company or its Affiliates.

"**Disabled**" or "**Disability**." The determination: (1) by a court of competent jurisdiction, a Member is incapacitated; and/or (2) by the primary care physician of a Member (the "**PCP**"), that said Member is not physically and/or mentally able to give said Member's full time (at least thirty-seven (37) hours per week) efforts to oversee both the management and operation of the business of the Company and said Member's other business interests (the "**Initial Determination of Disability**").

In the event that the Company believes that a Member is Disabled, but said Member has neither been adjudicated as incapacitated nor has said Member's primary care physician made an Initial Determination of Disability, the Company (at its expense) may retain a physician who is board-certified (if applicable) in the care of the alleged Disability and/or who has practiced in a field of medical specialty related to such alleged Disability (a "**Second Physician**") to evaluate said Member to determine if said Member is Disabled (the "**Secondary Determination**"). Should the PCP disagree with the Secondary Determination, a third physician (qualified in accordance with provisions hereto relating to the Second Physician) shall be selected by the agreement of the PCP and the Second Physician. (If the PCP and Second Physician cannot agree on the identity of a third physician, the Second Physician shall select the third physician.) The agreement of two (2) of the three (3) physicians will be determinative of whether said Member is Disabled and such determination shall be final.

"**Employee Member**." A Common Member that is an employee of the Company.

"**Loss**" or "**Losses**." Items of Company loss and deduction.

"**Manager**" or "**Managers**." Shall mean any Person serving at the time as a member of the Board of Managers of the Company as provided in this Agreement.

"**Member**." Any Person who, at the time, is a member of the Company in accordance with the provisions of this Agreement. "**Members**" mean two (2) or more Persons when acting in their capacities as members of the Company. For purposes of the application of a provision of the Act to the Company, the Members shall constitute one class or group of members. Attachment A shall be amended from time to time, by the Company, to show the current Members.

"**Membership Unit.**" or "**Unit.**" A unit representing a fractional part of the Membership Units of the Members and shall include all types and classes of Units, including the Class A Units, Class B Units, Class C Units, Class CF Units, Class CF 2.0 Units, Class D Units, and Class E and Class F Units; *provided*, that any type or class of Unit shall have the privileges, preference, duties, liabilities, obligations and rights set forth in this Agreement and the Membership Units represented by such type or Class or series of Units shall be determined in accordance with such privileges, preference, duties, liabilities, obligations and rights. Attachment A sets forth a current list of the Unit ownership as of the date hereof.

"**Membership Unit Certificate.**" any document issued by the Company evidencing ownership of Membership Units.

"**Net Proceeds**." The amount of the purchase price from a "Change of Control" transaction remaining after: (i) payment of all applicable taxes and transaction costs and expenses; (ii) the payment and satisfaction of all debts, obligations and/or liabilities of the Company; and (iii) such amount shall also assume the full payment of any accrued but unpaid: (a) the Class A Distribution Payments; (b) the Class B Distribution Payments; (c) the Class E Distribution Payments; (d) any applicable Class B Redemption payments; (e) any applicable Class E Redemption Payments; (f) any applicable Class CF Distribution Payments and Class CF 2.0 Distribution Payments; and (g) any applicable Class F Redemption Payments. The Net Proceeds shall be calculated by the Board in its sole discretion.

"**Offer**." An offer made, or deemed to have been made, by a Common Member (or, if, applicable a Common Member's personal representative) to sell all (or, if applicable, part) of said Member's Common Units in the Company pursuant to the terms hereof.

"**Offered Class**." The Class of Units that the Offered Units belong to.

"**Offered Interest**." The Common Units in the Company owned by an Offering Member.

"**Offering Member**." A Common Member who has made (or is deemed to have made) an Offer.

"**Original Issue Price**." As applicable, the Class A Original Issue Price, the Class B Original Issue Price, Class CF Original Issue Price and Class CF 2.0 Original Issue Price, the Class E Original Issue Price, or the Class F Original Issue Price

"**Percentage Interest**." The proportionate interest of a Common Member in the Company expressed as a percentage of such Member's Class C Unit and/or Class D Unit ownership versus the total issued and outstanding Common Units of the Company.

"**Person**." A natural person, corporation, general or limited partnership, limited liability company, joint venture, trust, estate, association or other legal entity or organization.

"**Preferred Member**." A holder of, as applicable, Class A Units, Class B Units, Class CF Units, Class CF 2.0 Units and/or Class E Units.

"**Preferred Units**." Class A Units, Class B Units, Class CF, Class Units, CF 2.0 Units. Class E and/or Class F Units.

"**Prime Rate**." A varying rate per annum that is equal to the interest rate published by The Wall Street Journal (or, if applicable, its successor or other such nationally recognized financial publication) from time to time as the prime commercial or similar reference interest rate, with adjustments in that varying rate to be made on the same date as any change in that rate.

"**Profits**." Items of Company income and gain.

"**Pro-Rata Percentage**." The ratio that the Remaining Member's Units (of the Offered Class), prior to the acceptance of an Offer, bears to the total aggregate Units of the Offered Class.

"**Remaining Members**." All of the Class C Members and the Class D Members who: (i) are not the Offering Member; and (ii) are holders of the same Class of Units as the Offering Member (i.e., Members who hold Units of the Offered Class).

"**Stipulated Fair Market Value**." Shall mean, as applicable, the agreed value per Unit of the Common Units as set forth herein. The Company, by: (i) a majority vote of the Managers; and (ii) the affirmative consent of a majority of the issued and outstanding Common Units, shall stipulate the value per Common Unit every twelve (12) months, which stipulation shall be recorded in the books and records of the Company. The initial Stipulated Fair Market Value of the Common Units is set forth on Attachment D attached hereto. The Stipulated Fair Market Value shall be the Buy-Out Price for Common Units offered pursuant to this Agreement. If the parties fail to make a valuation for a particular year, the Stipulated Fair Market Value shall be the agreed value per Common Unit set forth in such most recently signed stipulation, increased (or decreased) proportionately by the increase (or decrease) in book value per Common Unit from the date of the last signed stipulation of value until one (1) month prior to the date of the event causing the transfer of the Units. For purposes of this Agreement, the term "**book value**" shall mean the book value of the Common Units of the Company, as of the applicable date, as determined in accordance with generally accepted accounting principles by the accounting firm then servicing the Company, and such determination when made, certified and delivered to the Company shall be binding upon the Company and upon all parties bound by the terms of this Agreement. As an example, assume: (a) the Stipulated Fair Market Value as set forth in the most recent agreed upon stipulation was One Thousand Dollars and 00/100 Cents ($1,000.00) per Common Unit; and (b) the book value, as of that date, is One Hundred Dollars and 00/100 Cents ($100.00) per Common Unit; and (c) the book value, as of the date of the applicable "triggering event", is One Hundred Ten Dollars and 00/100 Cents ($110.00) per Common Unit; then (d) the Stipulated Fair Market Value shall be equal to One Thousand One Hundred Dollars and 00/100 Cents ($1,100.00) per Common Unit (i.e., a ten percent (10%) increase from the most recent agreed upon Stipulated Fair Market Value).

"**Treasury Regulations**." The income tax regulations, including temporary regulations, promulgated under the Code, as those regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

Article II – ORGANIZATION

2.01.   Principal Place of Business; Other Offices. The principal place of business of the Company shall be at 1005 Brookside Road, Suite 200, Allentown, PA 18106 or at such other place as the Board may designate from time to time, which need not be in the Commonwealth of Pennsylvania. The Company may have such other offices as the Board of Managers may designate from time to time.

2.02.   Purpose. The object and purpose of, and the nature of the business to be conducted and promoted by, the Company is engaging in any lawful act or activity for which limited liability companies may be organized under the Act and engaging in any and all lawful activities necessary, convenient, desirable or incidental to the foregoing, including but not limited to, qualifying and operating as a "Benefit Company" by engaging in certain activities for the general public benefit, including, promoting energy savings by increasing and improving access for affordable financing of energy efficiency improvements for consumers and business (the "**Business**").

2.03.   Term. The existence of the Company commenced on the date the Certificate was filed in the office of the Department of State of the Commonwealth of Pennsylvania and shall continue until the Company is dissolved in accordance with the provisions of this Agreement and the Act.

Article III – MEMBERSHIP UNITS

3.01   Members and Subsequent Members. The current Members of the Company are the Persons listed on Attachment A. When any Person is admitted as a Member or ceases to be a Member, the Board shall cause the Company to prepare a revised version of Attachment A and distribute it to all the Members.

3.02   Record Holders of Membership Units. The Company shall be entitled to treat the Person in whose name a Membership Unit stands on the books of the Company as the absolute owner thereof and as a Member of the Company. The Company shall not be bound to recognize any equitable or other claim to, or interest in, such Membership Unit on the part of any other Person, whether or not the Company has express or other notice of any such claim.

3.03   No Transfers or Assignment of Units Unless in Accordance with this Agreement.

(a)   Except as permitted hereunder, a Member shall not assign or transfer or permit the assignment or transfer of all or any portion of said Member's Common Units in the Company or rights in said Member's Units in the Company. Each Member hereby acknowledges the reasonableness of this prohibition in view of the purposes of the Company and the relationship of the Members. Any assignment of a Member's Units or rights in violation of this Article III shall be deemed invalid, null and void and of no force or effect. Without limiting any other restrictions on the assignment of Units as may be set forth herein, each Member agrees that it will not assign all or any portion of its Units in the Company, and the Company agrees that it shall not issue any Units:

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(i)   except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws, and then, with respect to an assignment of Units, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such transfer may be effected without registration under the Securities Act;

(ii)   if such assignment or issuance would cause the Company to be considered a "publicly traded partnership" under Section 7704(b) of the Code within the meaning of Treasury Regulations Section 1.7704-1(h)(1)(ii), including the look-through rule in Treasury Regulations Section 1.7704-1(h)(3);

(iii)   if such assignment or issuance would affect the Company's existence or qualification as a limited liability company under the Act;

(iv)   if such assignment or issuance would cause the Company to lose its current status for federal income tax purposes;

(v)   if such assignment or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(vi)   if such assignment or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(b)   Any person or entity to whom a Member attempts to assign the Member's Units in violation of this Article III or to whom a Member's Units are involuntarily assigned shall not be entitled to vote on matters coming before the Members; to be a Manager and/or participate in the management of the Company; to act as an agent of the Company; to attend meetings of the Members; to inspect Company books and records; to have access to any other information of the Company; to demand an accounting with respect to the Company; or to have any other rights in, or with respect to, the Member's Units. Any assignee of, or successor to, a Member's Units who does not become a Member and desires to make further assignments of the interest shall be subject to all of the restrictions on the assignment of the interest contained herein. Unless an assignee or successor becomes a Member, the assignee or successor shall not be entitled to any of the rights granted to a Member hereunder or under the Act, other than the right to receive the distributions and return of contributions to which the assignor or predecessor would otherwise have been entitled; and unless and until the assignee or successor is admitted as a Member, the assignee or successor shall not have any right to inspect Company books and records, have access to any other information of the Company or to demand an accounting with respect to the Company except to the extent necessary to prepare the assignee's or successor's state and federal income tax returns.

(c)   No Member may pledge, hypothecate or otherwise encumber any Units: (i) without the express prior written consent of a majority vote of the Board (except that Units may be pledged as security to any financial institution lending money to the Company); and (ii) only if the pledging or encumbering Member retains all rights incident to ownership of such Units in the Company, other than the right to transfer it, until payment of the obligation for which said interest serves as security.

3.04   Additional Restrictions on Transfer and Assignability of Common Units.

(a)   Limited Transferability. Except to the extent that transfers or assignments of Common Units are permitted or required to be transferred by this Agreement, Common Units shall not be transferable or assignable, in whole or in part. For the avoidance of doubt, the restrictions on transfers set forth in this Section 3.04 shall not apply to Preferred Units.

(b)   Right of First Refusal. If a Common Member obtains a bona fide written offer for the purchase of the Member's Common Units in the Company (which offer must be for a price denominated in U.S. dollars) which the Common Member intends to accept, then the Common Member shall be deemed to be an Offering Member and shall give written notice of that intention ("**Notice of Intention**") to the Company. To be effective, the Notice of Intention must state or describe: (i) the interest to be Assigned; (ii) the name and address of the proposed assignee; (iii) the amount to be paid and the terms of payment; (iv) the date of the proposed Assignment; and (v) an Offer to sell the Offering Member's Offered Interest to the Company and the Remaining Members.

(1) The Company, for thirty (30) days after delivery of the Notice of Intention, may elect to have the Buy-Out Price of the Offering Member's Offered Interest in the Company be determined in accordance with Section 3.04(e) and, for thirty (30) days after it has been notified of the determination of the Buy-Out Price (the "**Company Option Period**"), may elect to purchase the Offering Member's Offered Interest for the lesser of the Buy-Out Price or the price set forth in the Notice of Intention. In either case, the purchase shall be on the terms set forth in Section 3.04(f) (the "**Terms**"). If the Company properly exercises that option, then the Offering Member shall sell, and the Company shall purchase, said Offering Member's Offered Interest at that price and on those terms.

(2) If the Company does not exercise its option to purchase all of the Offered Interest, the Company shall notify the Remaining Member(s) and the Offering Member of its rejection of the Offer ("**Notice of Rejection**") no later than five (5) days after the sooner of such rejection or the expiration of the Company Option Period (if applicable). If the Buy-Out Price has not been determined during the Company Option Period, the Remaining Member(s) shall have thirty (30) days to elect to have the Buy-Out Price determined in accordance with Section 3.04(e). The Remaining Member(s) shall have sixty (60) additional days from the latter of the determination of the Buy-Out Price or the date of the Notice of Rejection to determine if the Remaining Member(s) shall purchase the Offered Interest at and on the lower of the price set forth in the Notice of Intention or the Buy-Out Price and Terms. Each Remaining Member shall have an option to purchase a pro-rata portion of the Offered Interest (based on said Remaining Member's Pro-Rata Percentage). If some, but not all, of the Offered Interest is so purchased by the Remaining Member(s) and/or the Company, the purchasing Remaining Member(s) shall have

the option (for a period of an additional five (5) days to purchase the unpurchased Offered Interest). If the Remaining Member(s) properly exercise this option, the Offering Member shall sell and the Remaining Member(s) shall purchase said Offering Member's Offered Interest at that price and Terms.

(3) If the Company and the Remaining Member(s) do not timely exercise their options to purchase the entire Offered Interest, then the Offered Interest may be Assigned to the proposed assignee upon the terms stated in the Notice of Intention, provided that the proposed assignee agrees in writing to be bound by this Agreement and, provided that, unless the Board of Managers agrees otherwise, the assignee shall be and remain a mere interest holder in the Company, shall not be admitted as a Member and shall have only the rights affirmatively granted in the last sentence of Section 3.04(a). If an Assignment which is permitted hereunder in this Section 3.04(b)(3) is not completed by the latter of the date specified in the Notice of Intention or fifteen (15) days after the expiration of the last applicable purchase option, then the Offering Member's Offered Interest will become subject again to the purchase option contained in this Section 3.04(b).

(c)   Voluntary Withdrawal. A Common Member may not voluntarily withdraw from the Company.

(d)   Involuntary Assignment.

(1)   If: (i) an "Order for Relief" is entered with respect to a Common Member under the Bankruptcy Code; (ii) a trustee, receiver or liquidator is appointed with respect to a Common Member in any insolvency proceeding; (iii) a charging order is entered with respect to a Common Member's Common Units in the Company; (iv) there is a judgment or decree that has the effect of transferring beneficial ownership of a Common Member's Common Units in the Company or the voting rights of said Common Member to other than said Common Member; or (v) there is a bankruptcy, insolvency or other material adverse change in the financial condition of a Common Member that will result in a default under the Company's financing documents and as a result of which the lender may declare the Company to be in default of the maximum amount of indebtedness, then said Common Member shall be deemed to make an Offer to sell all of said Offered Interest in the Company to the Company and the Remaining Members.

For thirty (30) days after it learns of the Offer, the Company may elect to have the Buy-Out Price of the Offering Member's entire Offered Interest in the Company determined under Section 3.04(e). For thirty (30) days after it has been notified of the determination of the Buy-Out Price ("**Company Option Period**"), the Company may elect to redeem the Member's Offered Interest for the Buy-Out Price and Terms. If the Company timely makes that election, then the Company shall purchase, and the Offering Member or the Offering Member's legal representative or successor shall sell to the Company, the Offering Member's Offered Interest in the Company at the Buy-Out Price and Terms.

If the Company does not elect to have the Buy-Out Price determined in accordance with Section 3.04(e) or, after the determination of the Buy-Out Price, does not elect to redeem the Offering Member's Offered Interest in the Company at the Buy-Out Price and Terms, then, the Company shall notify the Remaining Member(s) and the Offering Member of its rejection of the Offer ("**Notice of Rejection**") no later than five (5) days after the sooner of such rejection or the expiration of the Company Option Period (if applicable). If the Buy-Out Price has not been determined during the Company Option Period, the Remaining Member(s) shall have thirty (30) days to elect to have the Buy-Out Price determined in accordance with Section 3.04(e). The Remaining Member(s) shall have sixty (60) additional days from the latter of the determination of the Buy-Out Price or Notice of Rejection to determine if the Remaining Member(s) shall purchase the Offered Interest at and on the Buy-Out Price and Terms. Each Remaining Member shall have an option to purchase a pro-rata portion of the Offered Interest (based on said Remaining Member's Pro-Rata Percentage). If some, but not all of the Offered Interest is so purchased by the Remaining Member(s) and/or the Company, the purchasing Remaining Member(s) shall have the option (for an additional five (5) days) to purchase the unpurchased Offered Interest. If the Remaining Member(s) properly exercise their option, the Offering Member shall sell and the Remaining Member(s) shall purchase said Offering Member's Offered Interest at and on the Buy-Out Price and Terms. If the Company and/or Remaining Member(s) do not purchase all of the Offered Interest, unless the Board of Managers agrees otherwise, the successor to the Common Member shall be and remain a mere interest holder in the Company, shall not be admitted as a Member, and shall have only the rights affirmatively granted in the last sentence of Section 3.04(a).

(2)   In the event of the death of a Common Member (except with respect to any Common Units owned by more than one Common Member as tenants by the entirety or joint tenants with right of survivorship where there is a surviving Common Member), the deceased Common Member's personal representative shall be deemed to have made an Offer to sell to the Company and the Remaining Member(s) said Common Member's Offered Interest in the Company at and on the Buy-Out Price and Terms.

(3)   In the event a Common Member is Disabled, said Common Member (or said Member's personal representative, if applicable) shall be deemed to have made an Offer to sell all of said Member's Offered Interest in the Company at and on the Buy-Out Price and Terms.

(4)   In the event an Employee Member's employment with the Company is terminated for any reason, the Employee Member shall be deemed to have given a Notice and to have made an Offer to sell to the Company and the Remaining Member(s) all of such Employee Member's Membership Unit owned at the time of said Notice at and on the Buy-Out Price and Terms. An Employee Member's Termination of Employment shall be deemed to have occurred at such time as such Member's services to the Company as a payroll employee of the Company have ceased, without regard to the reasons for, or circumstances surrounding, such cessation of services.

(5)   Upon notification to the Company that an Offer has been made pursuant to Sections 3.04(d)(2), 3.04(d)(3) or 3.04(d)(4), the Buy-Out Price shall be determined pursuant to Section 3.04(e), and for thirty (30) days after such determination ("**Company Option Period**"), the Company may exercise an option to purchase the Offered Interest at and on the Buy-Out Price and Terms. The Company shall maintain life insurance policies insuring the lives of the members of the Board of Managers with a policy death benefit of not less than One Million ($1,000,000) Dollars. Accordingly, in the event that the Company receives any proceeds of life

insurance on account of the death of an Offering Member, the Company must exercise its option to purchase the Offered Interest to the extent of such proceeds.

(6)   If the Company does not exercise its option to purchase the Offered Interest pursuant to Section 3.04(d)(5), the Company shall issue a Notice of Rejection no later than five (5) days after expiration of the Company Option Period. The Remaining Member(s) shall have sixty (60) additional days, from the Notice of Rejection to determine if said Remaining Member(s) shall purchase the Offered Interest at and on the Buy-Out Price and Terms. Each Remaining Member shall have an option to purchase a pro-rata portion of the Offered Interest (based on each Remaining Member's Pro-Rata Percentage). Notwithstanding the foregoing, in the event a Remaining Member receives any proceeds of life insurance on account of the death of an Offering Member and the Company has not exercised its option pursuant to Section 3.04(d)(5), said Remaining Member must exercise his/her/its option to purchase the Offered Interest to the extent of such proceeds. If the Remaining Member(s) and/or the Company properly exercise their option(s), the Offering Member (or said Offering Member's personal representative) shall sell, and the Remaining Member(s) and/or the Company shall purchase, said Offering Member's Offered Interest at and on the Buy-Out Price and Terms.

(7)   If the entire Offered Interest is not purchased by the Remaining Members and/or the Company pursuant to Section 3.04(d)(5) and/or Section 3.04(d)(6), then, unless the Board of Managers agrees otherwise, the successor to the Common Member shall be and remain a mere interest holder in the Company, shall not be admitted as a Member, and shall have only the rights affirmatively granted in the last sentence of Section 3.04(a).

(e)   Buy-Out Price.

(1)   The Buy-Out Price for an Offering Member's Offered Interest which is purchased pursuant to Section 3.04(b) shall be, at the Company's election, the lesser of: (i) the price set forth in the Notice of Intention; or (ii) the applicable Stipulated Fair Market Value at the Offered Interest.

(2)   The Buy-Out Price for an Offering Member's Offered Interest which is purchased pursuant to Section 3.04(d) shall be the applicable Stipulated Fair Market Value of the Offered Interest.

(f)   Terms. The Buy-Out Price to be paid to an Offering Member under Section 3.04(b) or Section 3.04(e) shall be paid, at the discretion of the Purchaser, either within three (3) months after the election to purchase or in sixty (60) consecutive equal monthly installments, including interest on the unpaid balance of the purchase price at a rate equal to the Prime Rate, beginning three (3) months after the election to purchase and continuing until the purchase price has been fully paid. The unpaid balance may be prepaid at any time without premium or penalty. The Offering Member (or the Offering Member's personal or legal representatives,) as the case may be, if requested to do so by the Purchaser, shall sign and deliver to the Purchaser an assignment, in a form reasonably approved by counsel for the Purchaser, which shall transfer to the Purchaser good and marketable title to the Offering Member's Offered Interest in the Purchaser, free and clear of all liens, claims and encumbrances; and the Purchaser, if requested to do so by the Offering Member, shall execute and deliver the promissory note of the Purchaser, generally in the form attached hereto as Attachment B, for the Buy-Out Price, containing a right, on the part of the holder, to accelerate payment in the event of any default. To secure the note, the Purchaser shall execute and deliver to the seller a security agreement and financing statements covering the Offered Interest which has been purchased/redeemed. The Purchaser is hereby designated as the Member's attorney-in-fact for the purposes of removing the Offering Member's name from the Purchaser's roster of Members and for the purpose of transferring the Offering Member's Offered Interest to the Purchaser. This power is coupled with an interest and is irrevocable.

(g) Payment for Company Property. The amount to be paid to a Member or a Member's personal or legal representatives under this Section shall be deemed to be paid in exchange for the interest of the Member in Company property, in accordance with, and subject to, Section 736(b) of the Code.

(h) Vote on Purchase. The Board of Managers shall have the sole authority to vote on whether the Company will redeem a Member's Offered Interest. If a Member is also a Manager, that Member may not vote on the purchase of his, her or its interest in the Company pursuant to this Section 3.04.

(i) Admission of Additional Members. No new Member may be admitted without the consent of the Board of Managers, provided, however, that the new Member must execute and deliver to the Company a written Joinder in the form of Attachment C consenting to be bound by all of the terms of this Agreement.

(j) Non-recognition of Certain Transfers. The Company and the Board of Managers will not, nor be compelled to, recognize any transfer, or issue any certificate representing any Membership Unit to any person who has not delivered to the Company a written undertaking to be bound by the terms and conditions of this Agreement in the form of the Joinder attached hereto as Attachment C.

(k) Legends on Membership Unit Certificate. The following legend shall be imprinted on each Membership Unit Certificate, or in the case of uncertificated securities, substantially equivalent language on each Subscription Agreement:

> THE MEMBERSHIP UNIT(S) REPRESENTED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE PENNSYLVANIA SECURITIES ACT OF 1972, AS AMENDED, OR SIMILAR LAWS OR ACTS OF OTHER STATES, IN RELIANCE UPON EXEMPTIONS UNDER THOSE LAWS AND ACTS. NOTICE IS HEREBY GIVEN THAT THE SALE, OFFER FOR SALE, ASSIGNMENT, TRANSFER, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE MEMBERSHIP UNIT(S) REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO, AND RESTRICTED BY, THE PROVISIONS OF A CERTAIN NATIONAL ENERGY IMPROVEMENT FUND, LLC FOURTH AMENDED AND RESTATED OPERATING AGREEMENT, AMONG THE

COMPANY AND THE COMPANY'S MEMBERS, EFFECTIVE AS OF ___OCTOBER 2023, A COPY OF WHICH AGREEMENT MAY BE INSPECTED AT THE PRINCIPAL OFFICE OF THE COMPANY. BY THE EXECUTION OF THIS CERTIFICATE AND THE ACQUISITION OF THE MEMBERSHIP UNIT(S) REFERENCED HEREIN, EACH PRESENT AND FUTURE MEMBER REPRESENTS, INTER ALIA, THAT SUCH MEMBER IS ACQUIRING SUCH MEMBER'S MEMBERSHIP UNIT(S) FOR INVESTMENT AND WITHOUT A VIEW TO DISTRIBUTION OR RESALE AND THAT SUCH MEMBER WILL NOT SELL, OFFER FOR SALE, TRANSFER, PLEDGE, OR OTHERWISE DISPOSE OF SUCH MEMBER'S MEMBERSHIP UNIT(S): (I) OTHER THAN IN ACCORDANCE WITH THE OPERATING AGREEMENT; AND (II) WITHOUT REGISTRATION OR OTHER COMPLIANCE WITH THE ABOVE-REFERENCED LAWS AND ACTS AND THE RULES AND REGULATIONS ISSUED THEREUNDER.

(l)   Bring-Along Rights. In the event that a Common Member or Common Member(s) owning fifty-one percent (51%) or more of the total issued and outstanding Common Units (a "**Majority Member(s)**") of the Company accepts an offer to purchase all or a portion of his, her or their Common Units such that the purchaser would own fifty-one percent (51%) or more of the Common Units of the Company upon completion of the transaction (and the Company has not exercised its right to acquire the Majority Members' Offered Interest pursuant to this Agreement), then the Majority Members may send a written notice (the "**Bring-Along Notice**") to the remaining Common Members specifying the name of the purchaser, the consideration payable and a summary of the material terms of such proposed purchase. Upon receipt of a Bring-Along Notice, each remaining Common Member shall be obligated and hereby covenants to: (i) sell all of their respective Common Units (or such portion of their Common Units as may be required by the purchaser) free of any liens, claims and/or encumbrances of any nature in the transaction contemplated by the Bring-Along Notice on the terms and conditions listed therein; and (ii) otherwise take all necessary action to cause the consummation of such transaction, including, without limitation and if applicable, voting his or her Common Units in favor of the transaction and not exercising any appraisal rights (whether arising hereunder or by operation of law) in connection therewith. Each Common Member further agrees and covenants to take all actions (including, without limitation, executing documents) in connection with consummation of the proposed transaction as may reasonably be requested by the Majority Members, and hereby appoints the Majority Members as each remaining Common Member's attorney-in-fact to do the same on such remaining Common Member's behalf.

(m)   Follow-Along Rights. If the Majority Members accept an offer to sell all, or a percentage of, their Common Units (so long as such sale involves fifty-one percent (51%) or more of the total issued and outstanding Common Units of the Company) to a proposed transferee or transferees (such proposed transferee or transferees are hereinafter referred to collectively as the "**Follow-Along Purchasers**") and the Company has not exercised their right to acquire the Majority Members' Offered Interest pursuant to this Agreement, then the Majority Members shall send written notice to the remaining Common Members ("**Follow-Along Notice**") which notice shall specify, in reasonable detail: (i) all of the terms and conditions upon which such sale is to occur; and (ii) make explicit reference to this Section and state that such Common Members have a right to sell their Follow-Along Units (defined below) pursuant to such sale. All or any remaining Common Members shall, at their election, have the right to participate in any such sale (the

"**Follow Along Right**"), exercisable in accordance with Subsection (1) below, and require the Follow-Along Purchasers to purchase: (i) all of their Common Units if the Majority Members are selling all of their Common Units; or (ii) the same percentage of their Units that the Majority Members are selling to the Follow-Along Purchasers (the "**Follow-Along Units**").

(1)   If a remaining Common Member wishes to exercise said Member's Follow-Along Rights pursuant to Section 3.04(m) above, then such Member(s) must notify the Majority Members in writing within thirty (30) days following receipt of the Follow-Along Notice. If a Member does not notify the Majority Members within such thirty (30) day period, then such Member shall be deemed to have waived the Follow-Along Right with respect to the proposed sale.

(2)   Any Follow-Along Units purchased pursuant to this Section shall be paid for upon the same terms and conditions received by the Majority Members from the Follow-Along Purchasers.

ARTICLE IV – FINANCIAL AND TAX MATTERS

4.01   Initial Capital Contributions. A record of the Initial Capital Contribution that each Member has made, or is deemed to have made, to the Company shall be maintained by Company and/or the accountant regularly serving the Company.

(a)   Additional Capital Contributions. A Member shall not be required to make any Capital Contribution to the Company not specifically agreed to in writing between the Member and the Company, or be obligated or required under any circumstances to restore any negative balance in the Member's Capital Account.

(b)   No Interest. Interest shall not be paid on, or with respect to, the Capital Contribution or Capital Account of any Member.

(c)   No Right to Return of Capital Contributions. Although the Board may direct the Company to make distributions to the Members from time to time as a return of their Capital Contributions, a Member shall not have the right to withdraw or demand a return of any of the Member's Capital Contribution or Capital Account, except upon dissolution or liquidation of the Company.

(d)   Unit Ownership. The Unit Ownership of each Member, as of the date hereof, shall be as set forth in Attachment A.

4.02   Capital Accounts. At all times while there is more than one (1) Member, a Capital Account shall be established and maintained on the books of the Company for each Member.

(a)   Tax Provisions. The allocation and capital account maintenance provisions of Treasury Regulations under Section 704 of the Internal Revenue Code are hereby incorporated by reference, including a "qualified income offset" within the meaning of Treas. Reg. Section 1.704-1(b)(2)(ii)(d), the rules regarding allocation of "partner nonrecourse deductions" under Treas. Reg. Section 1.704-2(i)(1), "minimum gain chargeback" under Treas. Reg. Section 1.704-

2(f) and "partner nonrecourse debt minimum gain chargeback" under Treas. Reg. Section 1.704-2(i)(4), and the limitation on allocation of losses to any Member that would cause a deficit capital account in excess of such Member's capital contribution obligations and share of minimum gain and partner nonrecourse debt minimum gain under Treas. Reg. Section 1.704-1(b)(2)(ii)(d) as modified by Treas. Reg. Sections 1.704-2(g)(1) and 1.704-2(i)(5).

(b)   Contributed Property. To the extent contributed property has a fair market value at the time of contribution that differs from the contributing Member's basis in the property, and to the extent the carrying value of property of the Company otherwise differs from the Company's basis in such property, depreciation, gain and loss for capital account purposes shall be computed by reference to such carrying value rather than such tax basis. In accordance with Section 704(c) of the Code, income, gain, loss and deduction with respect to such property shall, solely for tax purposes, be shared among the Members so as to take account of the variation between the basis of the property to the Company and its fair market value at the time of contribution, or at the time that the carrying value of such property is adjusted under Treas. Reg. Section 1.704-1(b)(2)(iv)(f), as the case may be.

4.03   Allocation of Profits or Losses. At all times while there is more than one (1) Member, Profits or Losses shall be allocated to the Common Members in accordance with Percentage Interests, except as otherwise provided in Section 4.02.

4.04   Distributions.

(a)   General Rule.

(1)   Priority. Distributions in respect of Units in the Company shall be made only to Members who, according to the books and records of the Company, are the holders of record of the Units in respect of which such distributions are made on the actual date of distribution. Neither the Company nor the Board shall incur any liability for making distributions in accordance with the provisions of the preceding sentence. Subject to: (i) the requirements of the Act; the (ii) the availability of funds; and (iii) the establishment of reasonable reserves in accordance with Section 4.04(a)(3) and Section 4.05 below, distributions by the Company shall be made to the Members at the times, and in the aggregate amounts, determined by the Board of Managers. All Distributions shall be made as follows and in the following order of priority (collectively, the "**Distribution Priorities**"):

(i)   First, to the holders of Class A Units, pro-rata, until the holders of Class A Units have been paid an amount equal to any accrued, but unpaid: Class A Distribution Payments, Withheld Class A Distribution Payments (together with any interest accrued thereon), Class A Bonus Payments or other sums which may be due and owing to the Class A Members pursuant to the terms hereof;

(ii)   Second, to the holders of Class B Units, pro-rata, until the holders of Class B Units have been paid an amount equal to any accrued, but unpaid: Class B Distribution Payments, Withheld Class B Distribution Payments (together with any interest accrued thereon), Class B Redemption payments, any Withheld Class B Redemption Payments (together with any interest accrued thereon), Class B Bonus Payments and/or other sums which may be due and owing to the Class B Members pursuant to the terms hereof;

(iii)   Third, to the holders of Class E Units, pro-rata, until the holders of Class E Units have been paid an amount equal to any accrued, but unpaid: Class E Distribution Payments, Class E Redemption payments, any Withheld Class E Distribution Payments (together with any interest accrued thereon), any Withheld Class E Redemption Payments (together with any interest accrued thereon), Class E Bonus Payments and/or other sums which may be due and owing to the Class E Members pursuant to the terms hereof;

(iv)   Fourth, to the holders of Class CF Units, pro-rata, until the holders of Class CF Units have been paid an amount equal to any accrued, but unpaid, Class CF Distribution Payments and any Withheld Class CF Distribution Payments (together with any interest accrued thereon); and

(v)   Fifth, to the holders of Class F Units, pro-rata, until the holders of Class F Units have been paid an amount equal to any accrued, but unpaid, Class F Distribution Payments and any Withheld Class F Distribution Payments (together with any interest accrued thereon); and

(vi)   Sixth, to the holders of Class CF 2.0 Units pro-rata, until the holders of Class CF 2.0 Units have been paid an amount equal to any accrued, but unpaid, Class CF 2.0 Distribution Payments and any Withheld Class CF 2.0 Distribution Payments (together with any interest accrued thereon);

(vii) Seventh, to the holders of the Common Units, in accordance with Section 4.04(a)(2) below.

(2)   Common Units. Subject to: (i) Sections 4.04(a)(1) and (b) hereof;(ii) the availability of funds; (iii) the establishment of reasonable reserves in accordance with Section 4.04(a)(3) and Section 4.05 below; and (iv) payment of any properly approved salaries/bonuses to employees of the Company, operating expenses or other similar expenses of the Company, distributions of cash and/or other assets or property of the Company, from whatever source (including, without limitation, net proceeds of Company operations and sale, and financing or refinancing of Company assets) shall be made to the Common Members in accordance with their respective Percentage Interests at such times, and in such amounts, as the Board (or, as applicable, any committee thereof, including, but not limited to, the Finance Committee) shall determine.

(3)   In making determinations regarding distributions, the Board (or, as applicable, any committee thereof; including, but not limited to, the Finance Committee) may set aside funds and establish reserves for such items as may be determined in accordance with Section 4.05 hereof. The Board, in its commercially reasonable discretion, shall have the authority to interpret and apply the terms of this Section 4.04 (as well as any other provisions of this Agreement regarding the distribution of Company funds).

(b)   Minimum Distribution. With respect to any taxable year of the Company in which Common Members are allocated taxable income for Federal income tax purposes (and for this purpose all items of income, gain, loss or deduction required to be separately stated pursuant to Section 703 of the Code shall be included in the calculation of taxable income (other than the amount, if any, by which capital losses exceed capital gains)), the Company shall attempt to distribute to the Common Members (subject to the constraints provided in the last sentence of this Section 4.04(b)), within ninety (90) days after the close of that taxable year, an amount equal to the aggregate taxable income allocated to the Common Members, multiplied by the highest Federal marginal tax rate (not to exceed thirty-four percent (34%), multiplied by each respective Common Member's Percentage Interest. For purposes of the preceding sentence, the Company's taxable income for a year shall be reduced by any net loss of the Company in prior years that has not previously been so taken into account under this Section 4.04(b). Nothing herein shall require the Company to borrow money or reduce its cash flow so as to restrict its ability to operate the day-to-day activities of the business in order to make such distributions.

4.05   Establishment of Reserves. The Board (or, as applicable, any committee thereof, including, but not limited to, the Finance Committee) shall have the right and obligation to establish reasonable reserves for business operations, maintenance, improvements, acquisitions, capital expenditures and other contingencies, such reserves to be funded with such portion of the operating revenues of the Company as the Board may deem necessary or appropriate for that purpose.

4.06   Tax Returns. The Board of Managers shall arrange for the preparation of all tax returns required to be filed for the Company. All information needed by the Members and other Persons who were Members during the applicable taxable year for income tax purposes shall be prepared by the Company's accountants and furnished to each such Person after the end of each taxable year of the Company.

4.07   Tax Elections.

(a)   Elections to be Made. To the extent permitted by applicable tax law, the Board (on behalf of the Company) may make the following elections on the appropriate tax returns:

(1)   to adopt the calendar year as the Company's taxable year;

(2)   to adopt the accrual method of accounting;

(3)   if a transfer of a Membership Unit as described in Section 743 of the Code occurs, on written request of any transferee Member, or if a distribution of Company property is made on which gain described in Section 734(b)(1)(A) of the Code is recognized or there is an excess of adjusted basis as described in Section 734(b)(1)(B) of the Code, to elect, pursuant to Section 754 of the Code, to adjust the basis of Company properties;

(4)   to elect to amortize the organizational expenses of the Company and the start-up expenditures of the Company in excess of Five Thousand ($5,000.00) Dollars ratably over a period of one hundred eighty (180) months as permitted by Sections 195 and 709(b) of the Code; and

(5)   any other election the Board may deem appropriate and in the best interests of the Members.

(b)   <u>No Election of Corporate Taxation</u>. The Members acknowledge that the Board of Managers may direct the Company to make an S election to be taxed as an S corporation for federal and state tax purposes under Section 1362 of the Code (the "**S Election**"). In the event an S Election is made, each Member agrees to promptly execute any required documentation to consummate such S Election, including but not limited to Internal Revenue Service Form 2553 and an Amended and Restated Operating Agreement, if deemed necessary by the Board of Managers. In such an event, all provisions of this Agreement and the Company's Certificate of Formation are to be construed so as to preserve the S Election. Further, if an S Election is made, any partnership tax provisions that may be set forth herein that conflict with the preservation of the S Election and taxation as an S corporation shall be deemed to be of no force and effect and shall be deemed removed without further action by the Members. In the event an S Election is made, it is the intention of the Company, the Board of Managers and the Members that, in accordance with the making of the S Election such that the Company is to be taxed as an S-corporation, there shall be only a single "Class" of Membership Units.

4.08   <u>Partnership Representative</u>.

(a)   <u>In General</u>.   The "Partnership Representative" of the Company pursuant to Section 6223 of the Code shall be a Person that is designated as such by the Board. Any Person who is designated "Partnership Representative" shall inform each other Member of all significant matters that may come to its attention in its capacity as "Partnership Representative" by giving notice thereof on or before the fifth (5th) business day after becoming aware thereof and, within that time, shall forward to each other Member copies of all significant written communications it may receive in that capacity. The Company shall reimburse the Partnership Representative for any reasonable, documented and out-of-pocket costs incurred representing the interests of the Members in respect of Company tax matters.

(b)   <u>Authority of the Partnership Representative</u>.   Subject to the terms and conditions hereof, for federal tax purposes, the Partnership Representative shall generally have authority to take any action that may be taken by a partnership representative under the provisions of Subchapter C of Chapter 63 of the Code, as revised by Section 1101 of the 2015 Budget Act, as such provisions may thereafter be amended and including Treasury regulations or other guidance issued thereunder.

(c)   <u>Disputes between the Partnership Representative and the Company.</u> If a dispute arises from or relates to the actions or conduct of the Partnership Representative, and if the dispute cannot be settled first through good faith negotiations within thirty (30) days of the alleged breach, the parties agree to endeavor first to settle the dispute in accordance with the dispute resolution provisions set forth in <u>Section 11.5</u> hereof.

4.09   <u>Tax Withholding</u>. Unless treated as a Tax Payment Loan, any amount paid by the Company for or with respect to any Member on account of any withholding tax or other tax payable with respect to the income, profits or distributions of the Company pursuant to the Code, the Treasury Regulations, or any state or local statute, regulation or ordinance requiring such payment (each a "**Withholding Tax Act**") shall be treated as a distribution to the Member for all purposes of this Agreement. To the extent that the amount required to be remitted by the Company under a Withholding Tax Act exceeds the amount then otherwise distributable to the Member, the excess shall constitute a loan from the Company to the Member (a "**Tax Payment Loan**"). Each Tax Payment Loan shall be payable upon demand and shall bear interest, from the date that the Company makes the payment to the relevant taxing authority, at the applicable Federal short-term rate under Section 1274(d)(1) of the Code, determined and compounded semiannually. So long as any Tax Payment Loan or the interest thereon remains unpaid, the Company shall make future distributions due to the Member under this Agreement by applying the amount of any such distribution first to the payment of any unpaid interest on all Tax Payment Loans of the Member and then to the repayment of the principal of all Tax Payment Loans of the Member. The Board shall take all actions necessary to enable the Company to comply with the provisions of any Withholding Tax Act applicable to the Company and to carry out the provisions of this Subsection.

ARTICLE V – MANAGEMENT

5.01   Management by Board of Managers.

(a)   Exclusive Responsibility.

(1)   Subject to the provisions of this Agreement (including Section 5.01 (l) below), the management of the business and affairs of the Company shall be the sole and complete responsibility of the Board of Managers. The authority of the Board shall include, but is not limited to, the following items:

(i)   At any time, and for any purpose, undertake an offering of: (A) additional Membership Units, issue additional Membership Units and/or create additional Classes of Units (or offer or issue any warrants with respect to the Company); and/or (B) any other type of equity or debt securities.

(ii)   Borrow money from any source, including, without limitation, from the Members, and, if security is required therefore, to mortgage or subject to any other security device any portion of the Company's property, to obtain replacements of any mortgage or other security device, and to prepay, in whole or in part, refinance, increase, modify, consolidate or extend any mortgage or other security device, all of the foregoing on such terms and in such amounts as the Board of Managers deems, in its sole discretion, to be in the best interest of the Company;

(iii)   Acquire and enter into any contract of insurance which the Board of Managers deems necessary and proper for the protection of the Company, for the conservation of the Company's assets, or for any purpose convenient or beneficial to the Company;

(iv)   Approve all Company employment agreements, the right to hire and fire such personnel, and employ, from time to time, on behalf of the Company, individuals on such terms and for such compensation as the Board of Managers shall determine, and to enter into agreements for the transfer of Membership Units to such Persons as provided herein;

(v)   Make decisions as to accounting principles and elections, whether for book or tax purposes (and such decisions may be different for each purpose) and engage an independent auditor to audit the books and records of the Company;

(vi)   Set up or modify recordkeeping, billing and accounts payable accounting systems;

(vii)   Open checking and savings accounts, in banks or similar financial institutions, in the name of the Company, and deposit cash in, and withdraw cash from, such accounts;

(viii)   Execute, on behalf of and in the name of the Company, make, perform and carry out all types of contracts, agreements, instruments, notes, certificates, titles or other documents of any kind or nature as deemed necessary and desirable by the Board of Managers, including, without limitation, contracts, leases, other agreements with Affiliates of the Members, and amend, extend, or modify any contract, lease, or agreement at any time entered into by the Company, provided that the Board of Managers uses its best efforts to insure that all such contracts, leases, or agreements are representative of fair market value;

(ix)   Require each Member to execute such documents and provide such information as is necessary or desirable to comply with the requirements of the Commonwealth of Pennsylvania and its agencies with respect to licenses or other permits or requests of the Company, and federal government and local government filings and requirements as necessary to carry out the business of the Company; and

(x)   All acts necessary or desirable to carry out the business for which the Company is formed.

(2)   The Company may act only by actions taken by, or under the direction of, the Board in accordance with this Agreement. A Member in his, her or its capacity as such shall not have any right, authority or power to act for or on behalf of the Company or otherwise bind the Company in any way. A Member shall not have the right to seek or obtain partition by court decree or operation of law of any Company property, or the right to own or use particular assets of the Company.

(b)   <u>Composition</u>. The number of Managers on the Board may be set at any time by a majority vote of the Class C Units. The initial number of Managers is two (2) and the initial Managers are Peter Krajsa and Matthew Brown.

(c)   <u>Election</u>. Each Manager shall be elected by a vote of the holders of a majority of the issued and outstanding Class C Units for a period of one (1) year.

(d)   <u>Removal</u>. Any member of the Board of Managers may be removed from office, with or without cause, at any time by the consent of the holders of a majority of the Class C Units upon providing written notice by such Class to the Company of such termination. A successor Manager, elected by the vote of the majority of the appointing Class, shall be specified in such written notice to the Company. Any member of the Board of Managers may resign at any time by giving prior written notice to the Class C Members. In the event that any Manager ceases to serve as Manager (whether by reason of termination, resignation, removal or any other cause), thereby creating a vacancy on the Board of Managers, the Class C Members may designate a successor to fill such vacancy upon the consent of the holders of a majority of the issued and outstanding Class C Units.

(e)   Regular Meetings. The Board shall establish a date, time and place for the annual meeting of the Board, which may be held without notice other than pursuant to this Section immediately after the annual meeting of Members. The Board of Managers may provide, by resolution, the time and place for the holding of additional regular meetings without notice other than pursuant to such resolution.

(f)   Special Meetings. Special meetings of the Board of Managers may be called at the request of any Manager upon five (5) days written notice to other Managers (such notice may be delivered via email or other similar means of electronic communication). The time, place and purpose or purposes for such special meetings shall be stated in the notice of such meeting.

(g)   Quorum. The presence of the Managers (or, as applicable, the committee members then appointed) that hold a majority of the total votes of the Board shall constitute a quorum at any meeting of the Board of Managers (or any committee thereof).

(h)   Action by the Board. If there is more than one (1) Manager on the Board (or any committee thereof), then whenever an act/action is to be taken by the Board, it shall be authorized by a majority vote of the Managers (or, as applicable, the committee members then appointed) (at a meeting where a Quorum is present).

(i)   Action by Consent. Any action required, or permitted to be taken, at a meeting of the Board of Managers (or any committee thereof) may be taken without a meeting, without prior notice, and without a vote, upon the consent of the Managers (or, as applicable, the committee members then appointed) who would have been entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all Managers (or, as applicable, the committee members then appointed) entitled to vote thereon were present and voting. The consents shall be in writing, or in electronic form, and shall be filed with the Company.

(j)   Remote Participation. The presence or participation, including voting and taking other action, at a meeting of Board of Managers (or any committee thereof), by conference, telephone or other electronic means, including, without limitation, the internet, shall constitute the presence of, or vote or action by, the applicable Manager (or committee member).

(k)   Delegation/Board Committees.

(1)   The Board of Managers may delegate the right, power and authority to manage the day-to-day business, affairs, operations and activities of the Company to any officer,

employee or agent of the Company, subject to the ultimate direction, control and supervision of the Board. If the Board appoints an officer of the Company with a title that is commonly used for officers of a business corporation, the assignment of such title shall constitute the delegation of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made by the Board. Any number of offices may be held by the same Person. The salaries and other compensation, if any, of the officers and agents of the Company shall be fixed from time to time by the Board.

(2)   The Board of Managers, by resolution adopted by a majority, may designate one (1) or more Managers, or other individuals, to constitute one (1) or more committees to serve at the pleasure of the Board of Managers and to exercise the authority of the Board of Managers to the extent provided in the resolution establishing the committee and permitted by law. A committee of the Board of Managers shall not have the authority to take any action that requires the consent of the holders of Class C Units and Class D Units pursuant to Section 5.01(l) below. The parties to this Agreement acknowledge that the Board has previously established a "Finance Committee", which among any other designated matters, has certain authority with respect to: (i) the declaration of distributions to Common Members; and (ii) setting officer compensation. For the purpose of determining the Finance Committee's ability to set officer compensation only, the term "officers" shall be deemed to include **only** the Managers and the Chief Operating Officer of the Company.

(l)   Limitation. Notwithstanding Subsection (a), the Board of Managers shall not without first receiving the affirmative vote of: (i) a majority of the Class C Units; and (ii) a majority of the Class D Units:

(1)   Wind up, dissolve or otherwise terminate the Company;

(2)   Engage in a merger or consolidation with or into any corporation, partnership, limited liability company or any other entity, whether or not the Company shall be the surviving entity of such merger or consolidation;

(3)   Sell all, or substantially all, of the Company's assets to any Person;

(4)   Divide into two (2) or more limited liability companies; or

(5)   Engage in any similar business transaction.

(m)   Deadlock Resolution. In the event of a "**Deadlock**" (as defined below) among the Board of Managers (if there shall be more than one Manager on the Board) or the Members (pertaining to a decision on which they are eligible to vote), the Board or, as applicable, the Members, whichever the case may be, shall exercise their best efforts to resolve such Deadlock through non-binding mediation (such mediation shall be conducted at a mutually agreeable location (or, if the parties cannot agree on a location, the location shall be selected by the Company's regularly retained legal counsel), and the mediator shall be a neutral, experienced, mediator chosen by the Company's regularly retained legal counsel). For purposes of this Deadlock Resolution provision, "**Deadlock**" shall mean that, following a good faith effort at mediation, the Managers or the Members, whichever the case may be, remain deadlocked in the determination of a material matter, the Managers or the Members, whichever the case may be, remain unable to break the deadlock, and irreparable injury to the Company is threatened or being suffered, or the business and affairs of the Company can no longer be conducted generally because of the deadlock. If the best efforts of the Managers or the Members, whichever the case may be, to resolve a Deadlock through mediation fail, the Managers or the Members, shall refer the manner to arbitration in accordance with Section 11.5 hereof.

5.02   Non-exclusive Service. The Manager(s) need not devote services to the Company on a substantially full-time basis and need only devote so much time to the Company's activities as the Board determines to be necessary for the efficient conduct thereof.

5.03   Conflicts of Interest.

(a)   Other Business Opportunities. Subject to the other express provisions of this Agreement, the Manager(s) may engage in and possess interests in other business ventures of any and every type and description, independently or with others, with no obligation to offer to the Company or any Member or Manager the right to participate therein.

(b)   Interested Transactions. A contract or transaction between the Company and a Manager or between the Company and another domestic or foreign association in which a Manager has a management role or a financial or other interest, shall not be void or voidable solely for that reason, or solely because said Manager participates in the authorization of the contract or transaction, if:

(1)   the material facts as to the relationship or interest and as to the transaction are disclosed or known to the other Manager(s) and the contract or transaction is authorized by the other Manager(s) (if applicable); or

(2)   the contract or transaction is fair to the Company as of the time it is authorized.

5.04   Limitation of Liability. The Managers, as such, shall not be liable for the debts, obligations or liabilities of the Company except to the extent required by the Act. A Manager shall not be personally liable, as such, for monetary damages (other than under criminal statutes and under Federal, state and local laws imposing liability on managers for the payment of taxes) for any action taken, or any failure to take any action, unless the Manager's conduct constitutes self-dealing, willful misconduct or recklessness. No amendment or repeal of this Section shall apply to, or have any effect on the liability or alleged liability of, any person who is or was a Manager of the Company for or with respect to any acts or omissions of said Manager occurring prior to the effective date of such amendment or repeal. If the Act is amended to permit a Pennsylvania limited liability company to provide greater protection from personal liability for its managers than the express terms of this Section, this Section shall be construed to provide for such greater protection.

5.05   Annual Compensation. The Managers may be entitled to an annual management fee as compensation for managing the day-to-day affairs of the Company.

5.06   Benefit Company. Each Manager shall consider the following interests and factors when discharging his or her duties under the Act and this Agreement:

(a)   The effects of any action upon:

(1)   The Members;

(2)   Any employees and work force of the Company;

(3)   The interests of customers as beneficiaries of the general public benefit purposes of the Company;

(4)   Community and societal considerations;

(5)   The local and global environment;

(6)   The short-term and long-term interests of the Company, including benefits that may accrue to the Company from its long-term plans and the possibility that these interests may be best served by the continued independence of the Company; and

(7)   The ability of the Company to accomplish its general public benefit purpose; and

(b)   Any other pertinent factors or interests of any other group that they deem appropriate; but

(c)   Shall not be required to give priority to the interests of any person or group referred to in Subsections (a) or (b) over the interests of any other person or group unless the Company has stated in its Certificate its intention to give priority to certain interests related to its accomplishment of its general public benefit purpose.

5.07   Exoneration from Personal Liability/Limitation on Standing.

(a)   A Manager shall not be personally liable, as such, for monetary damages for any action taken as a Manager in the course of performing the duties specified in Section 5.06 above unless the action constitutes self-dealing, willful misconduct, or a knowing violation of Law.

(b)   A Manager shall not be personally liable for monetary damages for failure of the Company to pursue or create general public benefit.

(c)   A Manager does not have a duty to a person that is a beneficiary of the general public benefit purpose of the Company arising from the status of the person as a beneficiary.

ARTICLE VI – MEMBERS

6.01   Limited Voting Rights of Members. Each Member shall only have those limited voting rights as specifically provided for herein or in the Act. Accordingly, except as otherwise specifically provided in this Agreement or as may be otherwise required under the Act, any decision, determination or other action to be made or taken by the Members shall be made or taken by majority vote of the holders of **Class C Units only**. Accordingly, and for the avoidance of doubt, except as otherwise provided in this Agreement or as may be otherwise be specifically required under the Act, the Class A Members, Class B Members, Class CF Members and Class CF 2.0 Members, Class D Members, Class E and Class F Members shall have no voting rights and shall not manage the business or affairs of the Company.

6.02   No Action by Members. A Member, as such, shall not take part in, or interfere in any manner with, the management, conduct or control of the business and affairs of the Company. Except as otherwise provided in the Act, the Certificate or this Agreement, whenever any action is to be taken by vote of the Members or a Class of the Members (pursuant to Section 6.01 above), it shall be authorized upon receiving the affirmative vote of a majority of the votes cast by all Members (or Class of Members) **entitled to vote thereon**. Recording the fact of abstention does not constitute casting a vote.

6.03   Meetings of Members.

(a)   Quorum. A meeting of the Members shall not be organized for the transaction of business unless a quorum is present. The presence of Members entitled to cast at least a majority of the votes that all Members are entitled to cast on a particular matter to be acted upon at the meeting shall constitute a quorum for the purposes of consideration and action on the matter. The Members present at a duly organized meeting can continue to do business until adjournment notwithstanding the withdrawal of enough Members to leave less than a quorum. If a meeting cannot be organized because a quorum has not attended, the Members present may adjourn the meeting to such time and place as they may determine.

(b)   Location. All meetings of the Members shall be held at the principal place of business of the Company or at such other place within or without the Commonwealth of Pennsylvania as shall be specified or fixed in the notice thereof.

(c)   Adjournment. The chairman of the meeting or the Members present and entitled to vote shall have the power to adjourn a meeting from time to time, without any notice other than announcement at the meeting of the time and place at which the adjourned meeting will be held.

(d)   Call of Meetings. A meeting of the Members for any proper purpose or purposes may be called at any time by the Board or by: (i) the consent of a majority of the holders of Class C Units; and, if any other Class of Units are also entitled to vote on a particular matter; then (ii) the consent of the holders of a majority of the outstanding Units of such Class shall also be required; provided the calling Person gives notice (subject to Section 6.03(e) hereof) to the Members no more than thirty (30) days or less than two (2) business days prior to such meeting.

Only business within the purpose or purposes described in the notice of the meeting may be conducted at a meeting of the Members. The notice shall specify the location of the meeting.

(e)   Notices. Notice of a meeting of Members shall be given to the Members either personally or by sending a copy thereof:

By: (i) email or other means of electronic communication; (ii) first-class or express mail, postage prepaid; or (iii) courier service, charges prepaid, to the postal address of each Member appearing on the books of the Company. Notice pursuant to this paragraph shall be deemed to have been given: (i) with respect to email, on the date such communication was sent, if sent during regular business hours; or (ii) when deposited in the United States mail or with the courier service.

(f)   Waiver of Notice. A waiver of notice of a meeting signed by a Member entitled to the notice, whether before or after the meeting, shall be deemed equivalent to the giving of the notice. Attendance of a Member at a meeting constitutes a waiver of notice of the meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

6.04   Proxies.

(a)   General Rule. Every Member entitled to vote at a meeting of the Members or to express consent or dissent without a meeting may authorize another Person to act for the Member by proxy. The presence of, or vote or other action at a meeting of Members by, or the expression of consent or dissent by, a proxy of a Member shall constitute the presence of, or vote or action by, or consent or dissent of the Member.

(b)   Minimum Requirements. Every proxy shall be executed by a Member or by the duly authorized attorney-in-fact of the Member and filed with the Board. An email or other electronic transmission by the Member, or a photographic, photostatic, facsimile or similar reproduction of a writing executed by the Member shall be treated as properly executed for purposes of this Section if it sets forth a confidential and unique identification number or other mark furnished by the Company to the Member for the purposes of a particular meeting or transaction.

(c)   Revocation. A proxy, unless coupled with an interest, shall be revocable at will, notwithstanding any other agreement or any provision in the proxy to the contrary, but the revocation of a proxy shall not be effective until written notice thereof has been given to the Board. An unrevoked proxy shall not be valid after three (3) years from the date of its execution unless a longer time is expressly provided in the proxy. A proxy shall not be revoked by the death or incapacity of the maker unless, before the vote is counted or the authority is exercised, written notice of the death or incapacity is given to the Board.

6.05   Conduct of Meetings. All meetings of the Members shall be presided over by the Board, a Person designated by the Board or, in the absence of the Board or a Person designated by the Board, a Person chosen by the Members present. The Person presiding at the meeting shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seem to him or her in order.

6.06 Action by Consent or Remote Participation.

(a) Action by Consent. Any action required or permitted to be taken at a meeting of Members may be taken without a meeting, without prior notice, and without a vote, upon the consent of Members who would have been entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all Members entitled to vote thereon were present and voting. The consents shall be in writing or in electronic form and shall be filed with the Board. An action taken by less than unanimous consent of the Members shall not become effective until after at least ten (10) days' written notice of the action has been given to each Member entitled to vote thereon who has not consented thereto.

(b) Remote Participation. The presence or participation, including voting and taking other action, at a meeting of Members, by conference telephone or other electronic means, including, without limitation, the Internet, shall constitute the presence of, or vote or action by, the Member.

6.07 Voting by Joint Holders. Where a Membership Unit is held in any form of joint or common ownership by two (2) or more Persons:

(a) if less than all of those Persons are present in person or by proxy at a meeting of the Members, the entire Membership Unit held in joint or common ownership shall be deemed to be represented at the meeting and the Company shall accept, as the vote of those Membership Units, the vote cast by a majority of those Persons present; and

(b) if the Persons are equally divided upon whether the Membership Unit held by them shall be voted or upon the manner of voting the Membership Unit, the voting of the Membership Unit shall be divided equally among the Persons without prejudice to the rights of those Persons among themselves.

6.08 No Liability of Members. The Members, as such, shall not be liable for the debts, obligations or liabilities of the Company except to the extent required by the Act.

ARTICLE VII – INDEMNIFICATION OF MANAGERS, OFFICERS
AND OTHER AUTHORIZED REPRESENTATIVES

7.01 Indemnification.

(a) Indemnification of Covered Persons. Except as expressly prohibited by Law, the Company shall indemnify, defend and hold harmless each Covered Person from and against any and all debts, losses, claims, damages, costs, demands, fines, judgments, contracts (implied and expressed, written and unwritten), penalties, obligations, payments, liabilities of every type and nature (whether known or unknown, fixed or contingent), including, without limitation, those arising out of any lawsuit, action or proceeding (whether brought by or on behalf of a party to this Agreement or by any third party), together with any reasonable costs and expenses (including, without limitation, reasonable attorneys' fees, out-of-pocket expenses and other reasonable costs and expenses incurred in investigating, preparing or defending any pending or threatened lawsuit, action or proceeding) incurred in connection with the foregoing (collectively "**Damages**") suffered or sustained by such Covered Person by reason of any act, omission or alleged act or omission by such Covered Person arising out of such Covered Person's activities taken primarily on behalf of the Company, or at the request or with the approval of the Company, or primarily in furtherance of the interests of the Company. Notwithstanding the foregoing, indemnification shall not be available under this Section where the acts, omissions or alleged acts or omissions upon which an actual or threatened action, proceeding or claim is based constituted willful misconduct or recklessness.

(b)   Indemnification Procedure.   The procedure under which indemnification shall be provided under this Section shall be as follows:

(1)   A party seeking indemnification from the Company pursuant to Subsection (a) (an "**Indemnified Party**") shall give prompt notice to the Company of the assertion of any claim, including any claim brought by a third party, in respect of which indemnity may be sought (a "**Claim**") and shall give the Company such information with respect thereto as the Company may reasonably request, but no failure to give such notice shall relieve the Company of any liability hereunder except to the extent the Company has suffered actual prejudice thereby.

(2)   Except as provided in Section 7.01(b)(3), the Company shall have the right, exercisable by written notice (the "**Notice**") to the Indemnified Party (which Notice shall state that the Company expressly agrees that as between the Company and the Indemnified Party, the Company shall be solely obligated to satisfy and discharge the Claim) within thirty (30) days of receipt of notice from the Indemnified Party of the commencement of or assertion of any Claim, to assume the defense of the Claim, using counsel selected by the Company and reasonably acceptable to the Indemnified Party. If the Company fails to give the Indemnified Party the Notice within the stated time period, the Indemnified Party shall have the right to assume control of the defense of the Claim and all Damages in connection therewith shall be reimbursed by the Company upon demand of the Indemnified Party.

(3)   The Company shall not have the right to assume the defense of a Claim:

(i)   seeking an injunction, restraining order, declaratory relief or other non-monetary relief against the Indemnified Party (whether or not the Company is also named as a party); or

(ii)   if the named parties to the action (including any impleaded parties) include both the Indemnified Party and the Company and the Indemnified Party has been advised by counsel that there are one or more legal or equitable defenses available to the Indemnified Party that are different from those available to the Company.

(4)   A party defending a Claim shall not have the right to compromise or settle any claim for non-monetary relief against any other party without the other party's consent.

A party defending a Claim shall not have the right to compromise or settle any claim for monetary relief against any other party without the other party's consent unless the monetary relief is paid in full by the settling party. A party shall not unreasonably withhold or deny his, her or its consent under this subsection, but an Indemnified Party shall not be required to consent to a compromise or settlement of a Claim, if in the reasonable judgment of the Indemnified Party, the compromise or settlement would have a continuing material adverse effect on the Indemnified Party's business (including any material impairment of its relationships with customers and suppliers).

(5)   If at any time after the Company assumes the defense of a Claim, the situation changes such that the Company would not be able to assume the defense of the Claim under Subsection (3) above if the Claim were newly filed at that time, the Indemnified Party shall have the same rights as if the Company never assumed the defense of the Claim.

(6)   The Company or the Indemnified Party, as the case may be, shall always have the right to participate, at its own expense, in the defense of any Claim that the other is defending.

(7)   Whether or not the Company chooses to defend or prosecute a Claim involving a third party, the Company and the Indemnified Party shall cooperate in the defense or prosecution thereof and shall furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested in connection therewith.

(c)   Right to Advancement of Expenses. Except as expressly prohibited by law, expenses (including legal fees) incurred by a Covered Person in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by, or on behalf of, the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in Section 7.01(a).

(d)   Insurance. The Company may purchase and maintain insurance, to the extent and in such amounts as the Board shall deem reasonable, on behalf of Covered Persons and such other Persons as the Board shall determine, against any liability that may be asserted against or expenses that may be incurred by any such Person in connection with the activities of the Company or such indemnities, regardless of whether the Company would have the power to indemnify such Person against such liability under the provisions of this Agreement. The Company may enter into indemnity contracts with Covered Persons and such other Persons as the Board shall determine and adopt written procedures pursuant to which arrangements are made for the advancement of expenses and the funding of obligations under this Section 7.01 and containing such other procedures regarding indemnification as are appropriate.

(e)   Non-Exclusivity of Rights. The rights conferred on any person by this Section 7.01 shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate, this Agreement, vote of the Board or the Members or otherwise.

(f)   Amendment or Repeal. Any repeal or modification of this Section 7.01 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

(g)   Changes in Law. References in this Section 7.01 to law shall be to such law as it existed on the date this Agreement was executed or as such law thereafter may be changed, except that:

(1)   in the case of any change that limits the indemnification rights or the rights to advancement of expenses that the Company may provide, the rights to indemnification and to the advancement of expenses provided in this Section 7.01 shall continue as theretofore agreed upon to the extent permitted by law; and

(2)   if the change permits the Company without the requirement of any further action by the Board to provide broader indemnification rights or rights to the advancement of expenses than the Company was permitted to provide prior to the change, then the rights to indemnification and the advancement of expenses shall be so broadened to the extent permitted by law.

(h)   Applicability. The provisions of this Section 7.01 shall be applicable to all actions, suits or proceedings commenced after its adoption, whether such arise out of acts or omissions which occurred prior or subsequent to such adoption and shall continue as to a person who has ceased to be a Covered Person, and shall inure to the benefit of the heirs and personal or legal representatives of such person.

ARTICLE VIII – BOOKS, RECORDS, REPORTS, AND BANK ACCOUNTS

8.01   Maintenance of Books.

(a)   Financial Records. The Company shall keep books and records of accounts, which shall be maintained on an accrual basis, or such other method as is required for Federal income tax purposes, in accordance with the terms of this Agreement, except that the Capital Accounts of the Members shall be maintained in accordance with Section 4.02.

(b)   Company Records. In addition to the financial records required to be maintained under Subsection (a), the Company shall keep the following records:

(1)   A list setting forth the full name and last known mailing address of each Member and Manager.

(2)   A copy of the Certificate and all amendments thereto.

(3)   Copies of all of the Company's Federal, state and local income tax returns and annual financial statements.

(4) Copies of the currently effective this Agreement, and all amendments thereto, and copies of any operating agreements no longer in effect.

(5) Minutes of the permitted proceedings of the Members, if any.

8.02   Reports.

(a) In General. The Board shall be responsible for the preparation of financial reports of the Company and for the coordination of the financial matters of the Company with the Company's certified public accountants. The financial statements described in Subsections (b) and (c) shall be prepared in accordance with accounting principles generally employed when financial records are kept on an accrual basis. The Company shall bear the costs of preparing the reports required by Subsections (b) and (c).

(b) Annual Reports. On or before the one hundred twentieth (120th) day following the end of each fiscal year of the Company, the Board shall cause each Member to be furnished with unaudited financial statements of the Company prepared by the Company's regularly retained accountant.

(c) Annual Benefit Reports. Together with the annual reports described in Subsection (b) hereof, the Managers shall cause each Member to be furnished with an annual benefit report, including:

(1) A narrative description of: (i) the ways the Company pursued general public benefit during the year and the extent to which general public benefit was created; (ii) any circumstances that have hindered the creation by the Company of general public benefit; and (iii) the process and rationale for selecting or changing the third-party standard used to prepare the benefit report;

(2) An assessment of the overall social and environmental performance of the Company against a third-party standard applied consistently with any application of that standard in prior benefit reports or accompanied by an explanation of the reasons for any inconsistent application. The assessment does not need to be audited or certified by a third-party standards provider; and

(3) A statement of any connection between the organization that established the third-party standard, or its directors, officers or any holder of five percent (5%) or more of the governance interests in the organization, and the Company or its Members, Managers, officers or any holder of five percent (5%) or more of the outstanding interests in the Company, including any financial or governance relationship which might materially affect the credibility of the use of the third-party standard.

The Managers shall cause the annual benefit reports to be posted on the Company's internet website, except that any financial or proprietary information may be omitted from the benefit report posted. Concurrently with the delivery of the benefit report to the Members, the Managers shall cause a copy of the benefit report to be delivered to the Department of State for filing, except that any financial or proprietary information may be omitted from the benefit report as filed.

(d)   Other Reports. The Manager(s) also may cause to be prepared or delivered such other reports as the Manager(s) may deem appropriate.

8.03   Financial Accounts. The Board shall establish and maintain one (1) or more separate bank and investment accounts in the Company name with financial institutions and firms as determined by the Board.

ARTICLE IX – DISSOLUTION, LIQUIDATION, AND TERMINATION

9.01   Dissolution. The Company shall dissolve, and its affairs shall be wound up, upon the first to occur of the following:

(a)   The affirmative vote, consent or agreement of the Board and the Members holding at least: (i) a majority of the outstanding Common Units (voting as a single Class); and (ii) a majority of the outstanding Preferred Units (voting as a single Class); or

(b)   The entry of an order of judicial dissolution of the Company under Section 8972 of the Act.

9.02   Liquidation and Termination.

(a)   Procedure. Upon dissolution of the Company, the Board shall act as liquidator or may appoint one (1) or more representatives or Members as liquidator. The liquidator shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. The costs of liquidation shall be borne as a Company expense. Until final distribution, the liquidator shall continue to operate the Company properties with all of the power and authority of the Board. The Board, in its commercially reasonable discretion, shall have the authority to interpret and apply the terms of this Section 9.02. The steps to be accomplished by the liquidator are as follows:

(1)   As promptly as possible after dissolution and again after final liquidation, the liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable;

(2)   The liquidator shall first pay, satisfy or discharge from Company funds all of the debts, liabilities and obligations of the Company to its creditors (including, without limitation, all expenses incurred in liquidation and any advances described in Section 4.10) or otherwise make adequate provision for payment and discharge thereof (including, without limitation, the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine), all in accordance with the provisions of the Act as may be applicable;

(3)   After all of the payments required by Subparagraphs (1) and (2) above have been made, any remaining assets of the Company shall first be distributed to the Preferred Members as follows in the following order (the respective liquidation preferences of each Class of Unit set forth in this Section 9.02(a)(3) and in Section 9.02(a)(4) below are collectively referred to herein as the "**Liquidation Preferences**"):

(i)   The Company shall first distribute to the Class A Members an amount equal to the Class A Original Issue Price of their respective Class A Units (and, if applicable, any accrued but unpaid Class A Distribution Payments and Withheld Class A Distribution Payments (together with any interest accrued thereon) and/or any otherwise unpaid portions of any applicable Class A Bonus Payments);

(ii)   Following such payment(s) to the Class A Members, the Company shall then distribute to the Class B Members an amount equal to the Class B Remaining Unpaid Amount of their respective Class B Units (and, if applicable, any accrued but unpaid Class B Distribution Payments and Withheld Class B Redemption Payments (together with any interest accrued thereon) and/or any otherwise unpaid portions of any applicable Class B Bonus Payments);

(iii)   Following such payment to the Class B Members, the Company shall then distribute to the Class E Members an amount equal to the unpaid portion of their respective Class E Original Issue Price of their respective Class E Units (and, if applicable, any accrued but unpaid Class E Distribution Payments, Withheld Class E Distribution Payments (together with any interest accrued thereon) and any Withheld Class E Redemption Payments (together with any interest accrued thereon) and/or any otherwise unpaid portions of any applicable Class E Bonus Payments);

(iv)   Following such payment to the Class E Members, the Company shall then distribute to each Class CF Member an amount equal to: (i) the remaining accrued, but unpaid, Class CF Distribution Payments and Withheld Class CF Distribution Payments (together with any interest accrued thereon); and (ii) any unpaid portion of the respective Class CF Original Issue Price associated with their Class CF Units;

(v)   Following such payment to the Class CF Members the Company shall then distribute to each Class F Member an amount equal to: (i) the remaining accrued, but unpaid, Class F Distribution Payments and Withheld Class F Distribution Payments (together with any interest accrued thereon); and (ii) any unpaid portion of the respective Class F Original Issue Price associated with their Class F Units; and

(vi)   Following such payment to the Class F Members, the Company shall then distribute to each Class CF 2.0 an amount equal to: (i) the remaining accrued, but unpaid, Class CF 2.0 Distribution Payments and Withheld Class CF 2.0 Distribution Payments (together with any interest accrued thereon); and (ii) any unpaid portion of the respective Class CF 2.0 Original Issue Price associated with their Class CF 2.0 Units.

(4)	After all of the payments required by Subparagraphs (1), (2) and (3) have been made, any remaining assets of the Company shall be distributed to the Common Members as follows:

(i)	The liquidator may sell any or all Company property, including to Members, and any resulting gain or loss from each sale shall be computed and allocated to the Capital Accounts of the Common Members;

(ii)	With respect to all Company property that has not been sold, the fair market value of that property shall be determined and the Capital Accounts of the Common Members shall be adjusted to reflect the manner in which the unrealized income, gain, loss, and deduction inherent in property that has not been reflected in the Capital Accounts previously would be allocated among the Common Members if there were a taxable disposition of that property for the fair market value of that property on the date of distribution;

(iii)	After completion of the steps in Subparagraphs (i) and (ii), the remaining assets shall be distributed to the Common Members in an amount equal to the credit balance in each of their Capital Accounts, after giving effect to all contributions, distributions and allocations for all periods; and

(iv)	The remaining assets shall be distributed to the Common Members in accordance with their respective Percentage Interests.

(b)	Distributions. All distributions in kind to the Members shall be made subject to the liability of each distributee for costs, expenses, and liabilities relating to the assets distributed in kind theretofore incurred or for which the Company has committed prior to the date of termination and those costs, expenses, and liabilities shall be allocated to the distributees pursuant to this Section. The distribution of cash and/or property to a Member in accordance with the provisions of this Section constitutes a complete return to the Member of his, her or its Capital Contributions and a complete distribution to the Member of his, her or its Membership Unit in all the Company's property. To the extent that a Member returns funds to the Company, he, she or it has no claim against any other Member for those funds.

9.03.	Deficit Capital Accounts. Notwithstanding anything to the contrary contained in this Agreement, and notwithstanding any custom or rule of law to the contrary, to the extent that the deficit, if any, in the Capital Account of any Member results from or is attributable to deductions and losses of the Company (including non-cash items such as depreciation), or distributions of money pursuant to this Agreement to all Members in proportion to their respective Percentage Interests, upon dissolution of the Company, such deficit shall not be an asset of the Company and such Members shall not be obligated to contribute such amount to the Company to bring the balance of such Member's Capital Account to zero.

9.04.	Certificate of Dissolution. Upon completion of the liquidation of Company assets as provided herein, the Company is terminated, and the Board (or such other Person or Persons as the Act may require or permit) shall file a Certificate of Dissolution with the Department of State of the Commonwealth of Pennsylvania and take such other actions as may be necessary to terminate the existence of the Company.

9.05   Inadvertent Termination. The Company shall not be dissolved upon the occurrence of an event under Sections 8971(a)(3) or 8971(a)(4) of the Act. The transfer of a Member's Membership Unit in the Company shall not inadvertently cause a termination of the Company for federal income tax purposes under Code Section 708(b)(1) because there has been a sale or exchange of fifty (50%) percent or more of the total interests in the Company's capital and profits within a twelve (12) month period.

ARTICLE X – RESTRICTIVE COVENANTS

10.01   Non-Competition Provisions.

(a)   Each Employee Member agrees that during the longer of: (i) the period of time during which a Member holds any Membership Units in the Company and for one (1) year after a Member no longer holds any Membership Units in the Company; or (ii) during the term of a Member's employment as an employee of Company and for one (1) year after the termination of said Member's employment with the Company for any reason (whether such termination is voluntary or involuntary), said Employee Member agrees that said Employee Member shall not:

(i)   As a proprietor, partner, investor or member, co-venturer, or otherwise own, directly or indirectly, greater than a twenty-five percent (25%) ownership interest in any Person that acts as a direct lender that is engaged in the business of commercial or residential energy efficient lending during any of the aforementioned time periods set forth in Section 10.01(a) above;

(ii)   Knowingly canvass, solicit or accept, directly or indirectly, for Member's own behalf or on behalf of any other person(s), any customer of the Company or prospective customer that Company is actively soliciting, for the purpose of selling, marketing or distributing any product or service competitive with any product or service then offered by Company;

(iii)   Directly or indirectly solicit, recruit, employ, hire or cause to be hired by an entity other than Company, any of Company's other employees, or induce such employees to terminate their employment with Company; or

(iv)   Otherwise interfere with, solicit, or disrupt the relationship, contractual or otherwise, between Company and its customers, suppliers, agents, consultants, officers or employees.

(b)   [Intentionally Omitted]

(c)   Each Employee Member recognizes and agrees that:

(i)   Said Employee Member has contemporaneously received valuable consideration in exchange for the limitations set forth herein (including, but not limited to, the benefits derived pursuant to this Agreement);

(ii)   Said Employee Member has sufficient skills and assets such that the limitations upon his or her activity for the time period and within the geographic region shall not prevent him or her from earning a living during: the period during which said Employee Member owns any Membership Units in the Company; the restrictive one (1) year period after said Employee Member no longer owns any Membership Units in the Company; and/or the one (1) year restrictive period subsequent to said Employee Member's termination of employment with the Company;

(iii)   The limitations set forth herein are reasonable and necessary for the protection of legitimate interests of the Company. However, in the event that any of the provisions of this section should be determined to exceed the time, geographical or occupational limitations permitted by applicable law, then such provisions shall be and are hereby reformed to the maximum time, geographical or occupational limitations permitted by applicable law;

(iv)   Breach by the Employee Member of any of the covenants set forth in this Section 10.01 would cause irreparable harm to the Company, that the Company's remedies in the event of such breach would be inadequate and that accordingly, in the event of such breach a restraining order or injunction or both may be issued against the Employee Member, in addition to any other rights and remedies which are available to the Company, without the necessity for the posting of a bond by the Company. In the event that the Employee Member is found to have breached this Section 10.01, the Employee Member shall also be liable for any reasonable legal fees and other costs and expenses incurred by the Company in enforcing its rights under this Section 10.01;

(v)   In the event that the Employee Member is found in breach or violation of the restrictive covenant set forth herein, the period of restrictive covenant shall be extended by a time period equivalent to the time period during which the Employee Member was in breach or violation of same; and

(vi)   All parties agree that the terms of this Section 10.01 shall survive the termination of this Agreement.

10.02   Proprietary Information and Confidentiality.

(a)   Proprietary Information.   "**Proprietary Information**" is defined for purposes of this Agreement as consisting of, but not limited to: information, materials or records which relate to: (i) the Company's past, present or future Business operations, services, research, development, improvements, inventions, processes, techniques, distributors or suppliers, client and client prospect information, contractor lists and/or databases (including any lists or databases regarding loan investors/capital producers) costs of providing services, price lists, fee schedules, contract information or other compilations for marketing or development; (ii) administrative, management, financial, sales, marketing or manufacturing activities of the Company or of a third party which provided proprietary information to the Company on a confidential basis. "Client and client prospect information" shall include the name, title and position of contact persons, rates, contract terms and conditions, needs, preferences, concerns, corporate personality and other information that is useful in obtaining and maintaining the client's repeat business and goodwill. All such information, including any materials, software or documents containing such information, even if such information should be determined not entitled to protection as a trade secret of Company, shall be considered by Company as proprietary and confidential.

(b)   Confidentiality.   The Members agree to preserve, and protect, the confidentiality of the Proprietary Information and all physical forms thereof, whether disclosed to the Members before this Agreement is signed or afterward. In addition, the Members shall not: (i) disclose or disseminate the Proprietary Information to any third party who does not have a legitimate business need to know; (ii) copy, transmit, reproduce, or remove Proprietary Information from the Company's premises without a valid business purpose; or (iii) use Proprietary Information for the benefit of any Member or for the benefit of any third party.

(c)   Ownership of Proprietary Information.

(1)   The Members acknowledge and agree that all Proprietary Information is the property of the Company. Each Member agrees to deliver to the Company all documents and other tangible items containing Proprietary Information immediately upon such time as the Member no longer owns a Membership Unit in the Company; provided, however, such Member may retain copies that are reasonably required to retain for tax purposes, and any copies of records or documents that establish or directly relate to rights, claims or defenses such Member may have with respect to the Company, the Remaining Members and/or third parties.

(2)   The Members understand and agree that all clients of the Company and client prospects of the Company are and/or will be and remain clients and client prospects of the Company, and all revenue generated by any such clients from services of a type provided by the Company shall inure to the exclusive benefit of the Company. No Member shall have any rights in or to any clients or client prospects of the Company upon such time as he or she no longer owns a Membership Unit in the Company.

ARTICLE XI – GENERAL PROVISIONS

11.1   Notices.

(a)   To the Members. Any notice required to be given to a Member under the provisions of this Agreement or by the Act shall be given either personally or by sending a copy thereof:

(1)   By first-class or express mail, postage prepaid, or courier service, charges prepaid, to the postal address of the Member appearing on the books of the Company. Notice pursuant to this paragraph shall be deemed to have been given to the Member when deposited in the United States mail or with a courier service for delivery to the Member.

(2)	By facsimile transmission, e-mail or other electronic communication to the Member's facsimile number or address for e-mail or other electronic communications supplied by the Member to the Company for the purpose of notice. Notice pursuant to this paragraph shall be deemed to have been given to the Member when sent.

(b)	To the Board or the Company. Any notice to the Company or the Board must be given to the following address: 1005 Brookside Road, Suite 200, Allentown, PA 18106, or at such other address provided by the Board.

11.2	Effect of Waiver or Consent. A waiver or consent, express or implied, to or of any breach or default by any Person in the performance by that Person of his, her or its obligations with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person with respect to the Company. Failure on the part of a Person to contest of any act of any Person or to declare any Person in default with respect to the Company, irrespective of how long that failure continues, does not constitute a waiver by that Person of his, her or its rights with respect to that default until the period of the applicable statute of limitations has run.

11.3	Amendment. This Agreement or the Certificate may be amended from time to time only with the approval of the Board and the affirmative vote of the Members holding at least: (i) a majority of the issued and outstanding Class C Units; and (ii) if any such amendment disproportionately affects the rights or obligations of any other Class of Units (an "**Affected Class**") then the affirmative consent of a majority of the outstanding Units in each such Affected Class shall also be required. Notwithstanding the foregoing, the Board may make certain "technical" amendments to this Agreement to: (a) reflect a redemption, issuance or other transfer of Units; (b) to correct any typographic errors or to further clarify and/or interpret certain provisions of this Agreement (in the Board's commercially reasonable discretion); or (c) to comply with changes to the Code or other Federal requirements, so long as such amendment does not affect specific rights or obligations of specific Classes of Members.

11.4	Binding Effect and Rights of Third Parties. This Agreement has been adopted to govern the operation of the Company, and shall be binding on, and inure to, the benefit of the Members and their respective heirs, personal representatives, successors and assigns. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other Person, except a Person entitled to indemnification, contribution or advancement of expenses under Article VII. Except and only to the extent provided by applicable statute no such creditor or other Person shall have any rights under this Agreement.

11.5	Arbitration. Except for actions for specific performance or injunctive relief (as may be available with respect to breaches of Article X hereof) or as otherwise provided in this Agreement (including, but not limited to, any mediation required under Section 5.01(m)), the parties hereto shall have the right to demand that any controversy or claim arising out of, or related to, this Agreement, or any documents or instruments executed pursuant to its provisions, or the breach thereof, shall be settled by confidential arbitration utilizing a single private arbitrator in accordance with the then current rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrator shall be final, binding and may be entered in any court having jurisdiction thereof. The parties hereby consent to the holding of arbitration in Lehigh County, Pennsylvania, and consent to the jurisdiction of the courts of the Commonwealth of Pennsylvania for the enforcement of these provisions and the entry of judgment on any award rendered hereunder. Should the chosen court of the Commonwealth of Pennsylvania for any reason lack jurisdiction, any court with jurisdiction shall enforce this provision and enter judgment on any award.

11.6   Governing Law. This Agreement shall be governed by and interpreted and enforced in accordance with, the substantive laws of the Commonwealth of Pennsylvania (including, without limitation, provisions concerning limitations of actions), without reference to the conflicts of laws rules of that or any other jurisdiction, except that Federal laws shall also apply to the extent relevant. Subject to Section 11.5 above, any legal suit, action or proceeding arising out of or relating to this Agreement shall be instituted in the federal or state courts of the Commonwealth of Pennsylvania (Lehigh County), and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

11.7   Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected thereby and that provision shall be enforced to the greatest extent permitted by law.

11.8   Expenses. Any Member who breaches this Agreement, or fails to honor the commitments contained herein, will be liable for all expenses, including costs and reasonable attorneys' fees and accountants' fees, incurred by the Company, the Manager or any other Member(s) to enforce this Agreement regardless of the outcome of the matter.

11.9   Execution in counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument.

11.10   Entire Agreement. This Agreement constitutes the entire agreement among the Members with respect to the subject matter hereof and supersedes all prior agreements, express or implied, oral or written, with respect thereto (including, but not limited to, the Existing Agreement). The express terms of this Agreement control and supersede any course of performance or usage of trade inconsistent with any of the terms hereof.

[**SIGNATURE PAGE FOLLOWS**]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

COMPANY:

NATIONAL ENERGY IMPROVEMENT FUND, LLC,
a Pennsylvania limited liability company



Peter Krajsa, Manager and Class C Member

Matthew Brown, Manager and Class C Member

Appendix 4. Subscription Agreement



National Energy Improvement Fund, LLC

Subscription Agreement

Class CF 2.0 Preferred Equity Investment Certificates

Original Issue Price: $1,000
Offered in Incremental Amounts of $1,000

Target Offering Amount of $10,000 to a Maximum Offering Amount of $1,250,000

10 to 1,250 Class CF 2.0 **Preferred Equity Investment Certificates** or "Certificates",

"Class CF 2.0 Preferred Term Units" or "Class CF 2.0 Units"

Non-Voting Preferred Equity

Redeemable via 7-year Amortization

Interest Rate:

8.50% Annual Rate for investments $25,000 or greater

7.00% Annual Rate for investments of $1,000 to $24,999

Maximum Expected Return: Purchase Price plus 8.5% or 7% based on investment amount

Liquidation/Distribution Priority: Sixth

Redeemable at any time at the option of the Company

Please read and sign this Subscription Agreement promptly, and in no event later than the Offer Close Date.

During the Offering Period, Investors can ask questions directly to the Company on the "Forum" located on the National Energy Improvement Fund, LLC Offering Page at www.raisegreen.com. Questions related to the function and process of the funding portal can be directed to Raise Green at investors@RaiseGreen.com.

10856350v2

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1. Offering.

This Subscription Agreement (this "**Agreement**") addresses the offer for sale (the "**Offering**") of up to $1,250,000 of Class CF 2.0 Preferred Term Units (hereinafter, the "**Certificates**", "**Class CF 2.0 Equity Investment Certificates**" or the "**Class CF 2.0 Units**") issued by National Energy Improvement Fund, LLC, a Pennsylvania public benefit, for profit, limited liability company (LLC) organized on July 17, 2017 (the "**Company**") during the period set forth on the Company's offering page at www.raisegreen.com, subject to adjustment as described below (the "Offering Period", the last day of which is the "Offer Close Date") . The Certificates have no voting rights. The Certificates will be issued as of the date immediately succeeding the Offer Close Date (the "**Issuance Date**").

The terms of the Certificates are generally summarized in the section entitled "Terms of the Offering" in the Form C submitted by the Company to the SEC as attached hereto as Appendix 2 ("**Form C**", and, together with the Operating Agreement (defined below) and all related attachments and disclosures to such documents, the "**Offering Disclosure Documents**"), and are also summarized in Appendix 1 attached hereto. Appendix 4 attached hereto contains a redacted copy of the Company's Fourth Amended and Restated Operating Agreement, dated October 12, 2023 (the "**Operating Agreement**"). Capitalized terms used, but not otherwise defined herein, shall have the respective meanings ascribed to such terms in the Operating Agreement. In the case of a discrepancy between this agreement, the Form C, and/or the Operating Agreement, the terms in the Operating Agreement shall govern.

The Certificates are not being registered under the Securities Act of 1933, as amended ("**Securities Act**"), or under the securities laws of the Commonwealth of Pennsylvania (or of any other state or jurisdiction), but rather are being offered by the Company pursuant to certain exemptions from registration under "Regulation Crowdfunding", as adopted by the U.S. Securities and Exchange Commission ("**SEC**") under the Securities Act of 1933 and the Securities Exchange Securities Act of 1934 (collectively, "**Regulation Crowdfunding**").

In accordance with Regulation Crowdfunding, the Company may elect to shorten the Offering Period by notice to the Offerees not less than five (5) business days prior to the new Offer Close Date. The Company may also elect to extend the Offering Period under certain circumstances.

The undersigned (the "**Offeree**") understands that during the Offering Period, any material updates to the Offering (including changes to the Offer Close Date) will be communicated to the Offeree via email from Raise Green and will be available on the Company's Offering Page at www.raisegreen.com. The Offeree will be asked to reconfirm its investment commitment by responding to the email, or in another manner if outlined in the communication from Raise Green, and will not be required to reconfirm by re-signing this Agreement.

For the avoidance of doubt, the term "Certificates" as defined herein shall be understood to represent the Class CF 2.0 Preferred Term Units (**Class CF 2.0 Equity Investment Certificates**" or the "**Class CF 2.0 Units")** and this shall not be in conflict with any definition of "Certificates" or "Membership Unit Certificates" as stated in the Operating Agreement.

2.   Subscription.

By signing this Agreement, the Offeree confirms that it wishes to subscribe for the number of Certificates (the "**Subscribed Securities**") at a price per Certificate ("Original Issue Price") as set forth on the signature page below. The Offeree's obligation hereunder is unconditional, without limitation, and does not depend on the issue and sale of any other Subscribed Securities to any other person or entity.

Subscriptions are generally allocated on a first-come, first-served basis if interest in the Offering exceeds the Target Offering Amount. The Company is under no obligation to accept any additional subscriptions for the Subscribed Securities once the Company has received subscriptions for the Maximum Offering Amount.

The Offeree also understands that (i) the Company has the unconditional right, in its sole discretion, to accept, partially accept, or reject this subscription, and (ii) this subscription is contingent upon the Offeree qualifying under the suitability standards described below.

The subscription is deemed to be accepted by the Company only when this Agreement is signed by a duly authorized officer of the Company and delivered to the Offeree after the Closing (as defined below).

At any time up to forty-eight (48) hours prior to the Offer Close Date, the Offeree may cancel any investment commitment made in connection with the Offering for any reason, in which case any amounts paid by Offeree will be refunded to the Offeree in full (without interest).

3.   Closing and Payment.

The closing of the purchase and sale of the Subscribed Securities (the "**Closing**") will take place on the Issuance Date or at such other time as the Company may designate by notice to the Offeree.

The Offeree shall pay to North Capital Private Securities (the "**Escrow Agent**") in immediately available funds (or other means approved by the Company prior to the Offer Close Date) the full purchase price for the Subscribed Securities (the "**Purchase Price**") equal to the number of Subscribed Securities multiplied by the Original Issue Price ($1,000), and shall use reasonable efforts to do so prior to the Offer Close Date.

On or about the Issuance Date, if the Company has accepted the Offeree's subscription, the Company will countersign this Agreement, and the Escrow Agent will release the funds to the Company.

The Offeree understands that: (i) if its subscription is rejected in whole, or in part, or if the Offering is withdrawn, the funds that the Offeree has deposited constituting the Purchase Price will be refunded promptly without interest; and (ii) if the Offeree's subscription is accepted, such funds will be released to the Company as payment of the Purchase Price.

4. Record of Purchase; Uncertificated Securities.

If the Offeree's subscription is accepted in whole, or in part, by the Company, the Offeree will receive a signed counterpart of this Agreement as a record of its purchase of the Subscribed Securities. This process may take several days or more after the Offer Close Date.

The Offeree will also receive notice from the Company after the Offer Close Date of the digital entry of the Subscribed Securities as reflected on the books and records of the Company.

The Company will maintain all books and records electronically. The Offeree hereby waives any right to receive a physical Membership Unit Certificate representing the Subscribed Securities and consents and agrees to the issuance of uncertificated Certificates.

5. Representations and Warranties of the Company.

The Company represents and warrants to the Offeree with respect to the transactions contemplated hereby as follows:

(a) Organization and Standing

The Company is a limited liability company duly organized, validly existing and subsisting under the laws of the Commonwealth of Pennsylvania. The Company has the requisite power to own its assets and to carry on its business as presently conducted and as proposed to be conducted.

(b) Power

The Company has all requisite power to execute and deliver this Agreement, and to carry out and perform its obligations under the terms of this Agreement. The Subscribed Securities will be duly authorized and executed by the Company, and will represent a valid, binding, and enforceable obligation of the Company in accordance with its terms.

(c) Authorization

The Certificates, when authorized and issued in compliance with the provisions of this Agreement and the Appendices hereto, will be validly issued, fully paid, and non-assessable, and will be free of any liens or encumbrances; provided, however, that the Subscribed Securities will be subject to restrictions on transfer: (i) under state and federal securities laws; (ii) as may be set forth in the Company's Operating Agreement; and (iii) as otherwise set forth herein.

(d) No Other Representations or Warranties.

EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS SECTION 5, NEITHER THE COMPANY, NOR ANY OTHER PERSON, HAS MADE OR MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY (WHETHER EXPRESS OR IMPLIED), EITHER WRITTEN OR ORAL, ON BEHALF OF THE COMPANY, WHETHER WITH RESPECT TO THE SUBSCRIBED SECURITIES OR OTHERWISE.

6. **Representations of the Offeree.**

The Offeree represents and warrants to the Company and Raise Green as follows:

(a) *Suitability Standards*

(i)   The Offeree is familiar with, and understands the business and financial position of, the Company, the risks of an investment in the Company, and the rights and restrictions applicable to the Subscribed Securities, all as described in the Offering Disclosure Documents and/or the Operating Agreement;

(ii)   The Offeree, either alone, or together, with the Offeree's representatives or advisors, has such knowledge and experience in financial matters that the Offeree is capable of evaluating the merits and risks of the acquisition of the Subscribed Securities and has the capacity to protect the Offeree's own interests in connection with such acquisition. With the assistance of any applicable professional advisors of Offeree, to the extent that the Offeree has deemed appropriate, the Offeree has made their own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Subscribed Securities and the consequences of this Agreement;

(iii)   As set forth above, the Offeree is relying on the Offeree's own business judgment and knowledge concerning the business, financial condition and prospects of the Company and in making the decision to acquire the Subscribed Securities. Accordingly, the Offeree acknowledges that, except as set forth in this Agreement (or the Offering Disclosure Documents), neither the Company, nor any person acting on its behalf, has been authorized to make any representation or warranty relating to the Subscribed Securities or the Company, and, if made, any such representation or warranty, other than as set forth in this Agreement (or the Offering Disclosure Documents), must not be relied upon as having been authorized by the Company or any person acting on its behalf. Without limiting the foregoing, the Offeree acknowledges and agrees that: (A) any information or explanations provided by the Company that are related to the terms and conditions of this Agreement, the Company and/or the Subscribed Securities, shall not be considered investment advice or a recommendation to purchase the Subscribed Securities; and (B) the Offeree confirms that the Company has not: (1) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Subscribed Securities; or (2) made any representation to the undersigned regarding the legality of an investment in the Subscribed Securities under applicable legal investment or similar laws or regulations;

(iv)   In addition, the Offeree acknowledges that in determining to purchase the Subscribed Securities, the Offeree has relied solely upon the advice of the Offeree's legal counsel, accountant and other financial advisors with respect to the tax, investment, and other consequences involved in purchasing the Subscribed Securities, and acknowledges that the information provided in the Offering Disclosure Documents does not constitute investment, accounting, legal, or tax advice from the Company or Raise Green.

(v)   The Offeree understands that: (i) an investment in the Subscribed Securities is a speculative investment which involves a high degree of risk of loss of such Offeree's investment therein; and (ii) there is no assurance that the Company's operations will be profitable or cash flow positive at any time in the future. Without limiting the foregoing, the Offeree understands and acknowledges that there are substantial risks incident to an investment in the Subscribed Securities. The Offeree is able to bear the economic risk of such investment for an indefinite period of time, including the risk of a complete loss of the Offeree's investment in such securities;

(iv)   any financial information that it has provided to Raise Green and/or the Company (whether in connection with this Agreement or otherwise) accurately reflects the Offeree's financial condition at the Issuance Date, and the Offeree anticipates no material adverse change to that condition; and

(v)   all of the information the Offeree has provided in this Agreement is complete, true, and correct in all material respects.

(b)   Disclosure of Information

(i)   the Offeree has had access to such information concerning the Company and the Subscribed Securities as the Offeree deems necessary to enable it to make an informed investment decision concerning the purchase of the Subscribed Securities.

(ii)   the Offeree has received and read the Operating Agreement and Offering Disclosure Documents (including, without limitation, any disclosure related to certain "risk factors" incident to an investment in the Subscribed Securities) including all exhibits, appendices, attachments, and supplements thereto.

(iii)   the Offeree has been offered the opportunity to ask such questions and inspect such documents concerning the Company and its business and affairs as the Offeree has requested.

(iv)   in determining to purchase the Subscribed Securities, the Offeree has relied solely upon the advice of the Offeree's legal counsel, accountant and other financial advisors with respect to the tax, investment, and other consequences involved in purchasing the Subscribed Securities, and acknowledges that the information provided in the Offering Disclosure Documents does not constitute investment, accounting, legal, or tax advice.

(c)   Power & Authority

(i)   if the Offeree is an individual, that the Offeree (A) is at least eighteen (18) years of age; (B) maintains his or her principal residence in the U.S. State shown in Section D; and (C) has the adequate means of providing for his or her current needs and all personal and business contingencies.

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(ii)   the Offeree has all requisite authority (and in the case of an individual, the capacity) to purchase the Subscribed Securities, enter into this Agreement, and to perform all the obligations required to be performed by the Offeree pursuant to this Agreement, and such purchase will not contravene with any law, rule or regulation binding on the Offeree or any investment guideline or restriction applicable to the Offeree, and this Agreement constitutes the Offeree's valid and legally binding obligation, enforceable in accordance with its terms.

(d)   *No Resale; No Withholding; Manner of Offering*

(i)   the Offeree is acquiring the Subscribed Securities for its own account, not as nominee or agent, without a view to distribution or resale of any part thereof and that the Offeree has no present intention, agreement or arrangement to sell, or otherwise transfer, distribute or dispose of any part of the Subscribed Securities to any other person.

(ii)   the Offeree is not subject to backup withholding.

(e)   *Updates and Reliance*

The Offeree shall notify Raise Green at Investors@raisegreen.com immediately of any material change in any statement made by the Offeree in this Agreement occurring prior to the closing of the purchase of the Subscribed Securities.

The Offeree understands that the Company and Raise Green are relying on the accuracy and completeness of the representations made by the Offeree to Raise Green and in this Agreement.

7.   Acknowledgements and Understandings of the Offeree.

(a)   *No Registration*

The Offeree acknowledges and confirms to Raise Green and the Company that it understands the following:

(i)   the Subscribed Securities have not been registered under the Securities Act or the securities laws of any other state or jurisdiction (including, without limitation, the Commonwealth of Pennsylvania);

(ii)   no federal or state agency, including the SEC, has passed upon, or endorsed, the merits of this Offering or the accuracy or adequacy of the information contained in the Offering Disclosure Documents, or made any finding or determination as to the appropriateness of the Subscribed Securities for public investment;

(iii)   the Company has no obligation or intention to register any of the Subscribed Securities for resale under the Securities Act or any state securities laws, or to take any action which would make available any exemption from the registration requirements of any such laws, and that the Offeree may be precluded from selling, or otherwise transferring, the Subscribed Securities or any portion thereof unless the transfer is

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otherwise in accordance with such laws and the terms of the Offering Disclosure Documents; and even if the Subscribed Securities were to become freely transferable, a secondary market in the Subscribed Securities may not develop; and

(iv)   the Subscribed Securities are characterized as "restricted securities" under the federal securities laws inasmuch as they are being or will be acquired from the Company in a transaction not involving a public offering, and that under such laws and applicable regulations such securities will be subject to restrictions upon their transferability; the Subscribed Securities will not be, and the Offeree will have no right to require that they be, registered under such laws, there is no public market for the Subscribed Securities, and none is expected to develop; accordingly, it may not be possible for the Offeree to liquidate its investment in the Company.

(v)   it is not relying and will not rely on any communication (written or oral) of the Company, Raise Green, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Subscribed Securities;

(vi)   none of the Company, Raise Green or any of their respective affiliates has made any representation regarding the proper characterization of the Subscribed Securities for purposes of determining the Offeree's authority or suitability to invest in them;

(vii)   if the Offeree lives outside the United States, it is the investor's responsibility to fully observe the laws of any relevant territory or jurisdiction outside the United States in connection with any purchase of the securities, including obtaining required governmental or other consents or observing any other required governmental or other consents or observing any other required legal or other formalities. The Company reserves the right to deny the purchase of the securities by any purchaser.

(b)   *Transfer Restrictions*

(i)   the Subscribed Securities are restricted from transfer for a period of time under applicable federal and state securities laws and that the Securities Act and the rules of the SEC provide in substance that the Offeree may dispose of the Securities only (A) pursuant to an effective registration statement under the Securities Act, or an exemption therefrom, or (B) as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply (See Appendix 3 - Restrictions on the Transfer or Sale of Securities - for important details on restrictions). Additional restrictions on transfer may be set forth in the Operating Agreement.

(ii)   the Company has not: (A) given any guarantee or effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Subscribed Securities; or (B) made any representation to the Offeree regarding the legality of an investment in the Subscribed Securities under applicable legal investment or similar laws or regulations.

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(iii)   consequently, the Offeree will bear the economic risks of the investment in the Subscribed Securities for an indefinite period of time.

(c)   *No Cancellation*

The Offeree understands that it may not cancel, terminate or revoke this Agreement except (i) as set forth in Section 2 above, or (ii) as may be applicable in accordance with applicable securities laws, the Securities Act, or other applicable law, and that this Agreement will survive his or her death or disability and is binding on his or her heirs, executors, administrators, successors and assigns.

8.   Covenants of the Offeree.

The Offeree covenants and agrees as follows:

(i)   the Offeree shall, within ten (10) days after the receipt of a written request from the Company, provide such information, and shall execute and deliver such documents, as reasonably may be necessary to comply with any and all laws and regulations to which the Company is subject;

(ii)   for the first year after purchase of the Subscribed Securities, the Offeree shall not sell, assign, pledge, give, transfer or otherwise dispose of the Subscribed Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except with the prior written consent of the Company, which consent shall not be unreasonably withheld if the proposed transfer complies with the requirements of Appendix 3 for such period; and

(iii)   after such one (1) year period, any agreement to transfer or sell the Subscribed Securities is subject to prior written consent of the Company, which consent shall not be unreasonably withheld if the proposed transfer complies with the requirements of Appendix 3 for such period.

9.   Indemnification.

To the fullest extent permissible under applicable law, the Offeree shall indemnify, hold harmless and defend (i) the Company, (ii) the Company's Members, Managers, officers, directors, employees, representatives and other agents, (iii) Raise Green, and (iv) the other Holders, together with their respective officers, directors, employees, agents, affiliates, successors, and permitted assigns (the "**Indemnified Parties**"), from all claims, liabilities, obligations, damages, losses, costs, and expenses (including, without limitation, reasonable attorneys' fees) that they may incur by reason of the Offeree's failure to fulfill any of the terms or conditions of this Agreement or by reason of any breach of any of the representations and warranties made by the Offeree in this Agreement or in connection with any other Offering Disclosure Documents.

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10.   Information and Notices.

All notices and other communications provided for herein shall be in writing and are deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party specifies by notice in writing to the other):

If to the Company:

Name: National Energy Improvement Fund, LLC

Address: 1005 Brookside Road, Suite 200, Allentown, PA 18106

Email: Email:___lnelson@neifund.org

Attention: Laura Nelson, Chief Operating Officer

If to the Offeree, to the address set forth on the signature page hereto.

If, at any time during the period that the Subscribed Securities are outstanding, the Offeree's contact information changes, then the Offeree shall promptly notify the Company of such changes in writing.

11.   Joinder to Operating Agreement.

The Offeree acknowledges that the rights and obligations of the Members of the Company owning Certificates are set forth in the Operating Agreement, as it may be amended from time to time. The Offeree further acknowledges that by executing this Agreement and paying for the Certificates, the Offeree confirms all of the Offeree's representations and warranties provided in this Agreement to the Company and, subject to acceptance of Offeree's subscription by the Company, shall become a Member of the Company and shall be bound as a Member by all applicable terms of the Operating Agreement. The Offeree represents and warrants that the Offeree, alone or with the Offeree's advisors, has received, read carefully, considered and fully understands the Operating Agreement.

12.   Miscellaneous.

This Agreement together with the exhibits and attachments thereto, represents the entire agreement between the parties and supersedes all prior agreements or understandings between the parties.

This Agreement will be governed by, and construed in accordance with, the laws of the Commonwealth of Pennsylvania, U.S.A., without giving effect to any choice or conflict of law provision or rule (whether of the Commonwealth of Pennsylvania or any other jurisdiction). The Offeree and the Company each agree that the sole and exclusive venue for any suit arising out of, or seeking to enforce, the terms of this Agreement shall be in a state or federal court of competent subject matter jurisdiction situated in the County of Lehigh, Pennsylvania, U.S.A.

Accordingly, each of the Offeree and the Company hereby irrevocably submits to the exclusive jurisdiction of such courts in any action or proceeding arising out of, or relating to, this Agreement. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON, OR ARISING OUT OF, THIS AGREEMENT, THE SUBSCRIBED SHARES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER REPRESENTS AND WARRANTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY, AND VOLUNTARILY, WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

All agreements, representations, and warranties made in writing by or on behalf of the Company or the Offeree in connection with the transactions contemplated by this Agreement, shall survive execution and delivery of this Agreement.

Any term of the Certificates may be amended or waived with the written consent of the Company and the Holders of a majority of the outstanding Investment Amounts of the Certificates (the "**Majority Holders**"). Upon the effectuation of such waiver or amendment with the consent of the Majority Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the Holders of, all of the Certificates. The Company shall promptly give written notice thereof to each Holder that has not previously consented to such amendment or waiver in writing; but the failure to give such notice does not affect the validity of such amendment or waiver.

Except as otherwise expressly provided in this Agreement, the provisions of this Agreement shall inure to the benefit of, and be binding on, the successors, assigns, heirs, executors, and administrators of the parties to this Agreement; provided however, that the Offeree may not assign any of its rights or obligations under this Agreement without the prior written consent of the Company, which may be withheld in its absolute discretion. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. All exhibits and all schedules to this Agreement are incorporated in this Agreement as if set forth in full. The various headings of this Agreement are for convenience of reference only, shall not affect the meaning or interpretation of this Agreement, and shall not be considered in construing this Agreement. Each party will pay the fees, expenses, and disbursements of its own counsel in connection with this Agreement and any amendments or waivers under or in respect to this Agreement.

[Signatures on following page]

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Signature Page

IN WITNESS WHEREOF, intending to be legally bound, the Offeree has executed this Subscription Agreement as of the date set forth below.

By (Signature*): _____

Print Name: _____

Purchase Price (i.e. Original Issue Price x Subscribed Securities) $ _____

Subscribed Securities: _____

Original Issue Price: **$1,000 per Certificate**

*By signing here, you represent that you are an "authorized signatory" for the account purchasing.

Offeree's Notice Address:

Offeree Name: _____

Mailing Address: _____

_____

Email: _____

Attention: _____

The offer to purchase Subscribed Securities as set forth above is confirmed and accepted by the Company as to the Purchase Price set forth immediately above for a like amount to be paid by the Offeree as of the date set forth below.

By: National Energy Improvement Fund, LLC

Signature: **_____**

Print Name: Peter J. Krajsa

Title: Managing Member, Co-Chair and Founder

Issuance Date: **_____**

Appendix 1. Terms of Preferred Investment Certificates

The Class CF Units 2.0 are being issued on the Issuance Date specified on the signature page hereto in connection with the securities offering by the Company in an aggregate principal amount of up to $1,250,000, pursuant to the terms of the Subscription Agreements (the "**Subscription Agreements**") between the Company and each holder of the Class CF 2.0 Units. Capitalized terms used, but not defined, in this Appendix 1, shall have the respective meanings ascribed to such terms in that certain Fourth Amended and Restated Operating Agreement of National Energy Improvement Fund, LLC, dated October 12, 2023 (the "**Operating Agreement**"), a redacted copy of which is attached hereto as Appendix 4. Capitalized terms used, but not otherwise defined herein, shall have the respective meanings ascribed to such terms in the Operating Agreement. In the case of a discrepancy between this agreement, the Form C, and/or the Operating Agreement, the terms in the Operating Agreement shall govern.

Minimum Investment/Minimum Redemption Period
The minimum investment shall be one Certificate with an Original Issue Price of $1,000. No fractional Certificates may be purchased; additional investment amounts are therefore in increments of $1,000. Each Certificate shall have a minimum redemption period of seven (7) years after the date of its issue, unless redeemed as provided herein. Distribution Payments shall be made in accordance with the terms set forth below.

Class CF 2.0 Distribution Payments
If, after the payment of its normal operating expenses and the establishment of reasonable reserves, the Company has sufficient cash to make a distribution, then, subject to any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in Section 4.04, Section 4.05 and Section 9.02 (see Operating Agreement) hereof, for a period of seven (7) years from the date of the initial issuance date of each Member's Class CF 2.0 Units to such Class CF 2.0 Member from the Company (the "Class CF 2.0 Payment Period"), such Class CF 2.0 Member shall receive:

If the initial investment is from $1,000 to $24,999: (i) a return of their subscription price actually paid for each such Class CF 2.0 Unit (based on the original issue price of such Class CF 2.0 Units as set forth on Attachment A hereto (the "Class CF 2.0 Original Issue Price")), and

(ii) interest on any un-returned principal at a rate equal to seven percent (7%) per year, in each case to be paid via twenty-eight (28) equal quarterly payments aligned with the calendar year and in the case where a short first or last payment period occurs, an interest-only payment on the short first payment period or a final payment consisting of the remaining un-returned principal and its accrued interest, to occur in addition to the twenty-eight (28) quarterly payments ("Class CF 2.0 Distribution Payments"). If a Class CF 2.0 Distribution Payment is not made in any particular quarter, it will accrue to the following quarter(s); any such accrued, but un-distributed, amount shall be referred to herein as the "Withheld Class CF 2.0 Distribution Payment". For any Withheld Class CF 2.0 Distribution Payment, interest will accrue at a rate of seven percent (7%) on the un-returned principal component and will not on the interest component of the Withheld Class CF 2.0 Distribution Payment.

If the initial investment is equal to or greater than $25,000: (i) a return of their subscription price actually paid for each such Class CF 2.0 Unit (based on the original issue price of such Class CF 2.0 Units as set forth on Attachment A hereto (the "Class CF 2.0 Original Issue Price")), and (ii) interest on any un-returned principal at a rate equal to eight and one-half percent (8.50%) per year, in each case to be paid via twenty-eight (28) equal quarterly payments aligned with the calendar year and in the case where a short first or last payment period occurs, an interest-only payment on the short first payment period or a final payment consisting of the remaining un-returned principal and its accrued interest, to occur in addition to the twenty-eight (28) quarterly payments ("Class CF 2.0 Distribution Payments"). If a Class CF 2.0 Distribution Payment is not made in any particular quarter, it will accrue to the following quarter(s); any such accrued, but un-distributed, amount shall be referred to herein as the "Withheld Class CF 2.0 Distribution Payment". For any Withheld Class CF 2.0 Distribution Payment, interest will accrue at a rate of eight and one-half percent (8.50%) on the un-returned principal component and will not on the interest component of the Withheld Class CF 2.0 Distribution Payment.

A sample standard amortization schedule is provided in Table 1 for reference.

Table 1: Sample Standard Amortization Schedules.

Standard Amortization Schedule for an initial investment of $1,000 in Class CF 2.0 Preferred Investment Certificates — FOR A 7% ANNUAL RATE			
Quarter	**Distribution Payment**	**Interest portion of Distribution Payment**	**Principal portion of Distribution Payment**	**Ending balance of un-returned principal**
1	$45.48	$17.50	$27.98	$972.02
2	$45.48	$17.01	$28.47	$943.55
3	$45.48	$16.51	$28.97	$914.58

4	**$45.48**	$16.01	$29.48	$885.10
5	**$45.48**	$15.49	$29.99	$855.11
6	**$45.48**	$14.96	$30.52	$824.59
7	**$45.48**	$14.43	$31.05	$793.54
8	**$45.48**	$13.89	$31.59	$761.95
9	**$45.48**	$13.33	$32.15	$729.80
10	**$45.48**	$12.77	$32.71	$697.09
11	**$45.48**	$12.20	$33.28	$663.81
12	**$45.48**	$11.62	$33.86	$629.94
13	**$45.48**	$11.02	$34.46	$595.48
14	**$45.48**	$10.42	$35.06	$560.42
15	**$45.48**	$9.81	$35.67	$524.75
16	**$45.48**	$9.18	$36.30	$488.45
17	**$45.48**	$8.55	$36.93	$451.52
18	**$45.48**	$7.90	$37.58	$413.94
19	**$45.48**	$7.24	$38.24	$375.70
20	**$45.48**	$6.57	$38.91	$336.79
21	**$45.48**	$5.89	$39.59	$297.21
22	**$45.48**	$5.20	$40.28	$256.92
23	**$45.48**	$4.50	$40.99	$215.94
24	**$45.48**	$3.78	$41.70	$174.24
25	**$45.48**	$3.05	$42.43	$131.80
26	**$45.48**	$2.31	$43.17	$88.63
27	**$45.48**	$1.55	$43.93	$44.70
28	**$45.48**	$0.78	$44.70	$0.00

Standard Amortization Schedule for an initial investment of $25,000 in Class CF 2.0 Preferred Investment Certificates — FOR AN 8.5% ANNUAL RATE			
Quarter	Distribution Payment	Interest portion of Distribution Payment	Principal portion of Distribution Payment	Ending balance of un-returned principal
1	**$1,193.85**	$531.25	$662.60	$24,337.40
2	**$1,193.85**	$517.17	$676.68	$23,660.72
3	**$1,193.85**	$502.79	$691.06	$22,969.66
4	**$1,193.85**	$488.11	$705.75	$22,263.91
5	**$1,193.85**	$473.11	$720.74	$21,543.17
6	**$1,193.85**	$457.79	$736.06	$20,807.11
7	**$1,193.85**	$442.15	$751.70	$20,055.41
8	**$1,193.85**	$426.18	$767.67	$19,287.73
9	**$1,193.85**	$409.86	$783.99	$18,503.75

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Standard Amortization Schedule for an initial investment of $25,000 in Class CF 2.0 Preferred Investment Certificates — FOR AN 8.5% ANNUAL RATE			
10	**$1,193.85**	$393.20	$800.65	$17,703.10
11	**$1,193.85**	$376.19	$817.66	$16,885.44
12	**$1,193.85**	$358.82	$835.04	$16,050.40
13	**$1,193.85**	$341.07	$852.78	$15,197.62
14	**$1,193.85**	$322.95	$870.90	$14,326.72
15	**$1,193.85**	$304.44	$889.41	$13,437.31
16	**$1,193.85**	$285.54	$908.31	$12,529.00
17	**$1,193.85**	$266.24	$927.61	$11,601.39
18	**$1,193.85**	$246.53	$947.32	$10,654.07
19	**$1,193.85**	$226.40	$967.45	$9,686.62
20	**$1,193.85**	$205.84	$988.01	$8,698.61
21	**$1,193.85**	$184.85	$1,009.01	$7,689.60
22	**$1,193.85**	$163.40	$1,030.45	$6,659.16
23	**$1,193.85**	$141.51	$1,052.34	$5,606.81
24	**$1,193.85**	$119.14	$1,074.71	$4,532.11
25	**$1,193.85**	$96.31	$1,097.54	$3,434.56
26	**$1,193.85**	$72.98	$1,120.87	$2,313.70
27	**$1,193.85**	$49.17	$1,144.69	$1,169.01
28	**$1,193.85**	$24.84	$1,169.01	$0.00

Notes to the Sample Standard Amortization Schedules:

1. These are samples for illustrative purposes only.
2. The sample schedules show a simplified case where
   a. the initial investment is made precisely at the beginning of Quarter 1 and therefore no interest-only period precedes or follows the 28 equal quarterly payments.
   b. the sample schedules assume all Distribution Payments are made on time and therefore no extension to the 7 year redemption period is required.

Distribution Priority and Liquidation Preference – General

As further discussed below: (i) the right to receive a Class CF 2.0 Distribution Payment is an unsecured obligation of the Company (as used herein, the term, "unsecured" generally means that there is no specific collateral to which investors would have recourse in the event that the Company is unable to meet its payment obligations but rather is a general obligation of the business); and (ii) the Class CF 2.0 Units, and the right to receive a Class CF 2.0 Distribution Payment (or any other payments due on account of the Class CF 2.0 Units), is subject to: (A) the availability of funds; and (B) any applicable Distribution Priorities and/or Liquidation Preferences as are set forth in the Operating Agreement.

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Distribution Priorities.

The Class CF 2.0 Units are junior in distribution priority to the rights of any senior classes of debt or equity securities (currently the Class A Units, Class B Units, Class E Units, Class CF Units and Class F Units). Distributions in respect of Units in the Company shall be made only to Members who, according to the books and records of the Company, are the holders of record of the Units in respect of which such distributions are made on the actual date of distribution. Neither the Company nor the Board shall incur any liability for making distributions in accordance with the provisions of the preceding sentence. Subject to: (i) the requirements of the Act; the (ii) the availability of funds; and (iii) the establishment of reasonable reserves in accordance with Section 4.04(a)(3) and Section 4.05 (see Operating Agreement), distributions by the Company shall be made to the Members at the times, and in the aggregate amounts, determined by the Board of Managers. All Distributions shall be made as follows and in the following order of priority (collectively, the "Distribution Priorities"):

(i)   First, to the holders of Class A Units, pro-rata, until the holders of Class A Units have been paid an amount equal to any accrued, but unpaid: Class A Distribution Payments, Withheld Class A Distribution Payments (together with any interest accrued thereon), Class A Bonus Payments or other sums which may be due and owing to the Class A Members pursuant to the terms hereof;

(ii)   Second, to the holders of Class B Units, pro-rata, until the holders of Class B Units have been paid an amount equal to any accrued, but unpaid: Class B Distribution Payments, Withheld Class B Distribution Payments (together with any interest accrued thereon), Class B Redemption payments, any Withheld Class B Redemption Payments (together with any interest accrued thereon), Class B Bonus Payments and/or other sums which may be due and owing to the Class B Members pursuant to the terms hereof;

(iii)   Third, to the holders of Class E Units, pro-rata, until the holders of Class E Units have been paid an amount equal to any accrued, but unpaid: Class E Distribution Payments, Class E Redemption payments, any Withheld Class E Distribution Payments (together with any interest accrued thereon), any Withheld Class E Redemption Payments (together with any interest accrued thereon), Class E Bonus Payments and/or other sums which may be due and owing to the Class E Members pursuant to the terms hereof;

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(iv)   Fourth, to the holders of Class CF Units, pro-rata, until the holders of Class CF Units have been paid an amount equal to any accrued, but unpaid, Class CF Distribution Payments and any Withheld Class CF Distribution Payments (together with any interest accrued thereon); and

(v)   Fifth, to the holders of Class F Units, pro-rata, until the holders of Class F Units have been paid an amount equal to any accrued, but unpaid, Class F Distribution Payments and any Withheld Class F Distribution Payments (together with any interest accrued thereon); and

(vi)   Sixth, to the holders of Class CF 2.0 Units pro-rata, until the holders of Class CF 2.0 Units have been paid an amount equal to any accrued, but unpaid, Class CF 2.0 Distribution Payments and any Withheld Class CF 2.0 Distribution Payments (together with any interest accrued thereon);

(vii) Seventh, to the holders of the Common Units, in accordance with Section 4.04(a)(2) of the Operating Agreement.

Liquidation Preferences

The Class CF 2.0 Units are junior in liquidation preference to the rights of any senior classes of debt or equity securities (currently the Class A Units, Class B Units, Class E Units, Class CF Units and Class F Units). As further set forth in the Operating Agreement, upon the dissolution or other liquidation of the Company, after the Company has first paid, satisfied or discharged from Company funds all of the debts, liabilities and obligations of the Company to its creditors any remaining assets of the Company shall first be distributed to the Members in following order (the respective liquidation preferences of each Class of Unit as described below are collectively referred to herein as the "Liquidation Preferences"):

- The Company shall first distribute to the Class A Members an amount equal to the Class A Original Issue Price of their respective Class A Units (and, if applicable, any accrued but unpaid Class A Distribution Payments and Withheld Class A Distribution Payments (together with any interest accrued thereon) and/or any otherwise unpaid portions of any applicable Class A Bonus Payments);
- Following such payment(s) to the Class A Members, the Company shall then distribute to the Class B Members an amount equal to the Class B Remaining Unpaid Amount of their respective Class B Units (and, if applicable, any accrued but unpaid Class B Distribution

Payments and Withheld Class B Redemption Payments (together with any interest accrued thereon) and/or any otherwise unpaid portions of any applicable Class B Bonus Payments);

- Following such payment to the Class B Members, the Company shall then distribute to the Class E Members an amount equal to the unpaid portion of their respective Class E Original Issue Price of their respective Class E Units (and, if applicable, any accrued but unpaid Class E Distribution Payments, Withheld Class E Distribution Payments (together with any interest accrued thereon) and any Withheld Class E Redemption Payments (together with any interest accrued thereon) and/or any otherwise unpaid portions of any applicable Class E Bonus Payments);

- Following such payment to the Class E Members, the Company shall then distribute to each Class CF Member an amount equal to: (i) the remaining accrued, but unpaid, Class CF Distribution Payments and Withheld Class CF Distribution Payments (together with any interest accrued thereon); and (ii) any unpaid portion of the respective Class CF Original Issue Price associated with their Class CF Units;

- Following such payment to the Class CF Members, the Company shall then distribute to each Class F Member an amount equal to: (i) the remaining accrued, but unpaid, Class F Distribution Payments and Withheld Class F Distribution Payments (together with any interest accrued thereon); and (ii) any unpaid portion of the respective Class F Original Issue Price associated with their Class F Units;

- Following such payment to the Class F Members, the Company shall then distribute to each Class CF 2.0 an amount equal to: (i) the remaining accrued, but unpaid, Class CF 2.0 Distribution Payments and Withheld Class CF 2.0 Distribution Payments (together with any interest accrued thereon); and (ii) any unpaid portion of the respective Class CF 2.0 Original Issue Price associated with their Class CF 2.0 Units.

- After all of the payments required have been made, any remaining assets of the Company shall be distributed to the Common Members (see Operating Agreement for additional detail).

Distribution Priority and Liquidation Preference – Summarized

To summarize the above and without limiting any of the foregoing and for the avoidance of doubt, the distribution rights evidenced by the Certificates shall be subordinate and junior in right of payment to the prior payment in full of: (i) all existing and future payments owing to any existing, and potentially future, "senior" classes of debt or equity securities of the Company (currently including the Class A Units, the Class B Units, Class E, Class CF and Class F Units); and (ii) all existing claims of third-party creditors of the Company, whether now outstanding or subsequently created, assumed or incurred (collectively, "**Senior Obligations**"), which shall consist of: (a) the principal of (and premium, if any) and interest, if any, on all indebtedness of the Company for

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money borrowed from third-parties, including, but not limited to, all obligations to the Company's general and secured creditors; (b) any deferred obligations of the Company for the payment of the purchase price of property or assets acquired by the Company; (c) all obligations, contingent or otherwise, of the Company in respect of any letters of credit, bankers' acceptances, security purchase facilities and similar credit transactions; (d) any capital lease obligations of the Company; (e) all obligations of the Company in respect of interest rate swap, cap or other similar agreements, interest rate future or option contracts, currency swap agreements, currency future or option contracts, commodity contracts and other similar arrangements; (f) all obligations of the type referred to in Clauses (a) through (e) of other persons for the payment of which the Company is responsible or liable as obligor, guarantor or otherwise; (g) all obligations of the types referred to in Clauses (a) through (f) of other persons secured by a lien on any property or asset of the Company; and (h) any and all amendments, renewals, extensions, modifications, and deferrals of the indebtedness and obligations of the type referred to in Clauses (a) through (g); except that the term "Senior Obligations" does not include (i) the Certificates, (ii) any security or obligation that by its terms expressly is junior to, or ranks equally in right of payment with, the Certificates. The Certificates are not secured by any assets of the Company and are not covered by a guarantee from any principals, subsidiaries or affiliates of the Company. There are no restrictions upon the Company against creating senior debt securities, senior equity securities and/or any other indebtedness or ownership interests which may rank on a parity with, or be senior or subordinate to, the subordinated Certificates.

Optional Redemption

As further set forth in the Operating Agreement, at any time, the Company may redeem any outstanding Class CF 2.0 Units for a payment equal to: (i) any accrued, but, unpaid Class CF 2.0 Distribution Payments and Withheld Class CF 2.0 Distribution Payments (together with any interest accrued thereon); and (ii) any unreturned portion of the Class CF 2.0 Original Issue Price associated with such Class CF 2.0 Units.

Change of Control

As used herein, "**Change of Control**" shall mean: (i) the sale, transfer or assignment, in one transaction or a series of related transactions, of all or substantially all of the assets of the Company to an unaffiliated third party; (ii) the sale, transfer or assignment, in one transaction or a series of related transactions, of greater than fifty percent (50%) of the Class C Common Units of the Company to an unaffiliated third party; or (iii) a merger or consolidation of the Company with, or into, any other unaffiliated entity if the Company is not the surviving entity. The Company shall give the Class CF 2.0 Member notice of a Change of Control at least five (5) Business Days prior to the effective date of such Change of Control.

As further set forth in the Operating Agreement, subject to: (i) the availability of funds; and (ii) any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in the Operating Agreement, if, prior to the expiration of the Class CF 2.0 Payment Period, a Change of Control event occurs, then, at the closing of such transaction, each Class CF 2.0 Member shall be entitled to receive all: (i) remaining accrued, but unpaid, Class CF 2.0 Distribution Payments and Withheld Class CF 2.0 Distribution Payments (together with any interest accrued thereon); and (ii) any unpaid portion of the respective Class CF 2.0 Original Issue Price associated with their Class CF 2.0 Units.

All Payments on Business Days

If the dates for any payments hereunder falls on a day that is not a business day, the required payment shall be made on the next succeeding Business Day. As used herein, "Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in the City of New York, New York are authorized by law to close.

Application of Payments

The Company shall pay all amounts accrued distributions, or other payments, due on the Certificates in lawful money of the United States of America, in immediately available funds, at the place as the Holder may designate from time to time in writing to the Company. All payments shall be applied (i) to the Certificates pro rata, based on the aggregate Class CF 2.0 Distribution Payment balance of all outstanding Certificates, and (ii) first to interest due on any outstanding delayed Distribution Payments, and then to scheduled Class CF 2.0 Distribution Payments in accordance with a standard amortization schedule.

Valuation

The Certificates are a preferred equity instrument and are valued based upon their respective Original Issue Price (principal amount). The Company believes that the annual interest rate applicable to the Certificates is reflective of general market terms for similar securities. The Company believes the premium over generally available seven-year bank notes of deposit reflects the equity nature of the Certificates, subordination of the Certificates, and the Company's lack of FDIC insurance for its obligations.

No Voting Rights

The Certificates have no Voting Rights. The Certificates are a non-voting preferred equity security and holders of Certificates will have no voting rights or other ability to influence any actions of the Company.

Modification and Termination

Pursuant to Regulation CF, the terms of the Offering can be modified or offering canceled up to and including the Close date. For further information on this see the Offering Disclosure Documents.

Restrictions on Transfer of Securities being Offered: Pursuant to Regulation CF

The Certificates being offered may not be transferred by any purchaser of such securities during the one (1) year period beginning when the securities were issued except for limited circumstances. For further information see Appendix 3. After the one (1) year period, any transfer or sale of the Certificates must receive prior written consent from the Issuer to ensure accurate records of ownership among other material items. Additional restrictions on transfer may be set forth in the Operating Agreement.

Rights of the securities being offered (materially limited, diluted or qualified by the rights of other classes of security)

As noted above, any distribution and/or liquidation rights under the Certificates, are unsecured obligations of the Company that are "subordinated" (i.e., junior in distribution priority and liquidation preference) to the rights of all currently existing, and potentially future, senior classes of equity or debt securities of the Company (currently, the Class A Units, the Class B Units, Class E, Class F and Class CF Units). Therefore, the Company's obligations to the holders of any existing, and potentially future, "senior" classes of securities must be satisfied in-full before payment can be made on the Certificates. Accordingly, there can be no assurance that the Company will have sufficient cash flow to pay its other operating expenses and/or obligations, and, therefore, investors may realize a loss, which could be substantial, on their investment in the Certificates. For the avoidance of doubt, no assurance can be given that a Class CF 2.0 Member will realize their anticipated return on said investment, or any return at all, or that said Class CF 2.0 Member will not lose their entire investment. Each prospective investor should consult with the prospective investor's personal attorney, investment advisor and accountant prior to making any investment decision. Similarly, in the event of a liquidation of the Company, the Company would need to satisfy its obligations to the holders of any existing, and potentially future, "senior" classes of securities before payment can be made on the Certificates. In addition, the Certificates have no voting rights or other ability to influence the actions of the Company.

Differences between Classes of Securities

Each class of security authorized and/or issued by the Company has different rights and/or preferences. As discussed above, the Certificates are subordinated/junior to other existing, and potentially future, senior classes of securities and have no voting rights. In addition, the Certificates evidence a fixed equity interest, and therefore do not provide the Class CF 2.0 Members with a right to participate in the growth of the Company or to otherwise receive any distributions from the Company's profits other than the Class CF 2.0 Distribution Payments.

Effect of Principal Shareholders Rights on Purchasers of Security being Offered

The principal Members and Beneficial Owners, Peter J. Krajsa and Matthew H. Brown, own all of the voting equity of the Company and are the sole members of the Company's Board of Managers. Accordingly, they have the sole ability to control the day-to-day operations of the Company whereas Class CF 2.0 Members have no ability to influence Company action. As noted above, if the Company: (i) creates any additional "senior" classes of equity; and/or (ii) incurs additional third-party debts or liabilities, then, in either case, those obligations and/or liabilities could potentially reduce the Company's available funds, which, in turn, could materially impact the ability of the Company to satisfy its payment obligations under the Certificates.

Security risk to purchasers associated with corporate actions:

- Additional issuances of securities — If such additional securities are "senior" in distribution or liquidation preference to the Certificates, then there is an increased risk that sufficient funds may not be available to provide Distribution Payments to the Certificate holders.
- Issuer repurchases of securities — Any repurchase of securities potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to provide Distribution Payments to the Certificate holders.
- A sale of the issuer or of assets of the issuer — As noted above, upon a Change of Control event, the Certificate holder is entitled to the return of un-returned principal and accrued interest. However, it is possible that, following a Change of Control event, the proceeds from any such transaction (after satisfying the Company's other "senior" or "secured" debts and liabilities and Classes of Preferred senior in the waterfall), may be insufficient to satisfy Distribution Payments owed.
- Transactions with related parties — Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to satisfy the Company's obligations under the Notes. In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value.
- Transactions — NEIF has had no transactions since the beginning of the Company's last fiscal year that meet the reporting requirements of Regulation Crowdfunding under Section 227.201(r).

23

Appendix 2. Offering Disclosure Documents

The Form C and all Offering Disclosure documents are available on the SEC EDGAR database.

Type in **National Energy Improvement Fund, LLC** in the "company and person lookup" box.

The Company's Offering page that can be found on www.raisegreen.com has a "Q+A" forum section for live questions and answers!

Appendix 3. Restrictions on the Transfer or Sale Of Securities

Within the First Year after the Purchase

At any time during the first year of when the securities were issued, the securities may not be resold, pledged or transferred without the prior written consent of the Company. During the period of one (1) year from when the securities were issued, the securities generally may not be resold, pledged or transferred unless: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships.

The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Beyond the First Year after the Purchase

At any time after one (1) year from when the securities were issued, the securities may not be resold, pledged or transferred without the prior written consent of the Company, which consent shall not be unreasonably withheld if the holder thereof gives notice to the Company of such holder's intention to effect such sale, pledge, or transfer, and

(a) there is in effect a registration statement under the Securities Act covering the proposed transaction; or

(b) such notice describes the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, is accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to the Company to the effect that the proposed sale, pledge, or transfer of the securities may be effected without registration under the Securities Act.

Operating Agreement

Additional restrictions on transfer may be set forth in the Operating Agreement.

dc-1132606

Appendix 4. FOURTH AMENDED AND RESTATED OPERATING AGREEMENT OF NATIONAL ENERGY IMPROVEMENT FUND, LLC

Please refer to the National Energy Improvement Fund, LLC Form C Appendix 3 for the full Operating Agreement.

The Form C and all Offering Disclosure documents are available on the SEC EDGAR database.

Type in **National Energy Improvement Fund, LLC** in the "company and person lookup" box.

dc-1132606

Appendix 5. Offering Page and Video Transcript



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National Energy Improvement Fund (NEIF)

Class CF 2.0 Preferred Equity Certificates (2)

Certified B Corp lender boosting affordability of vital energy upgrades for home & building owners.

$10K Minimum Offering Amount

$1.25M Maximum Offering Amount

OVERVIEW | TERMS & FINANCIALS | DOCUMENTS | VIDEO | UPDATES | Q & A

NEIF

NATIONAL ENERGY IMPROVEMENT FUND

A Certified B Corp™

Class CF 2.0 Preferred Equity Investment Certificates

Redeemable via 7-year Amortization

28 quarterly payments of principal and interest

8.50% Annual Rate

for investments of $25,000 or greater

7.00% Annual Rate

for investments of $1,000 to $24,999

From January 11, 2024 to March 31, 2024

Target Offering Amount of $10,000 to a Maximum Offering Amount of $1,250,000.



Certified B Corporation — This company meets high standards of social and environmental impact.



Raise Green

As an investor, you can potentially make an impact and earn a financial return*:

8.50% annual rate for investments $25,000 or greater

7.00% annual rate for investments of $1,000 to $24,999

[illegible] annual rate for investments of [illegible]

**The CF 2.0 Preferrred Units are equity securities and not debt obligations*

Major Recent Program Developments

1. **Delaware Green Fund**: Appointed administrator and implementor/lender for new Delaware "green fund" statewide financing programs.
2. **Pennsylvania Green Bank**: Appointed administrator and implementor/lender for new Pennsylvania "green bank" statewide financing programs.
3. **California Go Green**: Approved as lender under state of California "Go Green" subsidized financing program.
4. **Duke Energy**: Expanded an existing program with Duke Energy to offer 0% commercial financing in North and South Carolina.
5. **Commonwealth Edison**: Launched a new finance program in Commonwealth Edison territory.
6. **Colorado Clean Energy Fund**: Selected to be LED Lighting program lender for Colorado Clean Energy Fund.

Crowdfunding Highlights

Investor Repayments History:

- NEIF has consistently met its payment obligations to investors since its inaugural crowdfunding offering in 2020.

Company Highlights

Certifications and Recognitions:

- B Corporation® Certification achieved in August 2019.
- Selected as Home Improvement Expert Partner by U.S. Department of Energy.

Market Expansion and Program Launches:

- Expanded Efficiency Maine financing program.
- EnergyPlus Loan financing expanded into 32 states from Maine to California.
- Launched new partnerships with Sealed, Sustainable Energy Fund and multiple trade associations, utilities and distributors
- Launched Solarize Philly with Philadelphia Energy Authority, and programs with AEP Ohio, Sealed, CEMA, and NYSEC, preliminary work for Keystone HELP.
- Launched a new commercial finance program with Eversource Energy in Connecticut, New Hampshire, and Massachusetts.
- Launched financing program for JCP&L, Atlantic City Energy and Orange & Rockland commercial utility customers.

Contracts and Agreements:

- Awarded contract to provide multi-family financing at subsidized rates for Los Angeles County.
- Awarded contract to provide financing to Xcel Energy Colorado customers.

Residential and Commercial Finance Growth:

- Year over Year Growth (June to June) of 128% in residential and 189% in commercial
- Launched newly enhanced commercial finance portal and new working capital finance program offer for contractors.

Utility and Government Partnerships:

- Appointed administrator and implementer/lender for new Delaware "green fund" statewide financing programs
- Appointed administrator and implementer/lender for new Pennsylvania "green bank" statewide financing programs.
- Approved as a lender under the state of California "Go Green" subsidized financing program.
- Expanded an existing program with Duke Energy to offer 0% commercial financing in North and South Carolina.
- Launched a new finance program in Commonwealth Edison territory.
- Selected to be LED Lighting program lender for Colorado Clean Energy Fund.

Financial Growth and Acquisitions:

- Over $67 million in residential and commercial loans being serviced.
- Energy efficiency projects completed over the past year grew from 10,000 to 14,000, a 40% increase
- Contractor network over the past year grew from 1,000 to 1,600, a 60% increase







NEIF NATIONAL ENERGY IMPROVEMENT FUND A Certified B Corp™

Certified B Corporation® This company meets the highest standards of social and environmental impact

U.S. DEPARTMENT OF ENERGY HOME IMPROVEMENT EXPERT™

The Company

Led by energy financing pioneers, Peter Krajsa, and Matthew Brown, and a team responsible for over $900 million in innovative energy financing programs, NEIF is currently the nation's only Certified B Corporation® specializing in energy efficiency and resilience lending and is supervised as a consumer lender and servicer in 30 states. NEIF operates its commercial financing platform nationally.

NEIF's mission is to increase the affordability of energy efficiency and resilience improvements in homes and commercial properties, and to help contractors grow their businesses in the energy efficiency and resilience markets.

NEIF provides financing for essential energy and resilience improvements like heating, ventilation, Air-Conditioning (HVAC), roofing, lighting, and battery storage, which make homes and businesses more resilient, efficient, healthy, and comfortable and helps contractors grow their businesses.

NEIF operates as a multi-state non-bank financial services company.





The Opportunity

The Company is seeking to raise a Minimum Raise Amount of $10,000 and up to a Maximum Raise Amount of $1,250,000 in this Offering.

NEIF's comprehensive solutions address four market gaps for homeowners, businesses, municipalities and utilities.

- **Confusing and high cost financing** — Many contractors offer non-transparent, high contractor fees, and "promotional financing" which can increase the cost to the customer and limit affordability.
- **Contractor cash constraints** — Contractors are often cash-strapped, time-strapped, and lacking a true partner to grow their business.
- **Generic and limited products** —Generic lending products don't fully address the specialized needs of energy programs nor the emerging and fast-growing markets for resiliency solutions (high quality roofs, battery storage, etc.).
- **Inadequate support to Utilities, States, and Green Banks** — Most lenders lack the specialized expertise required to effectively partner with programs that promote energy efficiency, renewable energy, and resiliency.

Existing products and providers do not fully address the financing needs of the multi-billion energy and resiliency improvement market, but NEIF has extensive energy, lending, compliance and regulatory knowledge led by a leadership team with decades of experience. NEIF focuses on transparent, fixed-rate installment financing with no cost to the contractor, and NEIF's required share of the $250 billion* Residential Financing market to hit sustained profitability is estimated to be 0.25% (less than a quarter of one percent).

**Joint Center for Housing Studies, Harvard University (https://www.jchs.harvard.edu/press-releases/residential-remodeling-continue-steady-expansion)*

The Impact

NEIF is successfully creating high-performing loans which help reduce carbon emissions and energy costs, and is helping to create affordability across a diverse group of income demographics. See NEIF's Benefit & Impact Report in the Documents section for full details.

- **Serving all income levels**: NEIF serves low-to-moderate income borrowers – representing 47.50% of the NEIF loan portfolio AND maintains an industry-leading low delinquency rate.
- **Diversified projects**: 77% of NEIF's loans have been for efficient heating, cooling and related improvements and 23% have been for insulation and other energy and resiliency measures (2021 data).
- **Reducing carbon emissions and energy costs**: A typical financed residential project reduces energy use by 5-10% and commercial energy use by 15% or more based on Department of Energy data.*
- **Funding spread across diverse income demographics**: For all energy and resiliency funded loans by NEIF, 21.85% have been for low income (less than 80% of Area Median Income), 25.65% have been for moderate income (between 80% and 120% of Area Median Income) and 52.50% have been for above moderate income (greater than 120% of Area Median Income. (2021 data)

**Sources:*
https://www.energy.gov/energysaver/articles/how-much-can-you-really-save-energy-efficient-improvements

Why Invest?

NEIF has extensive energy, lending, compliance and regulatory knowledge led by a leadership team with decades of experience. NEIF team members have been part of the development of the nation's most innovative energy financing programs.

NEIF is successfully creating high-performing loans for a wide variety of energy and improvement loans, as well as helping to create affordability across a diverse group of income demographics.

Strategic focus:

- **Climate** — NEIF finances energy efficiency improvements that reduce energy usage and the carbon footprint.
- **Affordability** — NEIF financing makes energy and resilience improvements more affordable for homeowners and businesses of all sizes and income levels, with additional focus on low and moderate income borrowers.
- **Resilience** — NEIF provides specialty financing and insurance programs for buildings in high impact weather regions.
- **Business and Job Development** — NEIF accelerates contractor growth and employee development with training, products, and programs.

Consistent and Controlled Growth in Contractor and Program-Drive Energy Lending

Energy Loan Servicing Portfolio[1]	Total Projects Funded[2]	Projects Completed[2]
$67 Million	**$187.8 Million**	**14,271**

Year over Year Growth[1]	State, Utility, and Program Partnerships[1]	Approved Contractors[1]
Residential **128%** Commercial **189%**	**40**	**1,600** in **39 States**

Funded Loans ($ in Millions)



2018 $5
2019 $9
2020 $13
2021 $16
2022 $29
2023E $48
2024E $93
2025E $183
2026E $241
2027E $316

(1) As of September 30, 2023.
(2) Cumulative as of September 30, 2023, includes Rebate Bridge.

Certain information above includes projections, which may not come true.

Financing Essential Energy Efficient and Electrification Improvements

Reduction in Energy Costs

A typical financed residential project reduces energy use by 5-10% and commercial energy use by 15% or more



NEIF Loans by Type

87%

Efficient Heating, Cooling, and Electrification Improvements

13%

Roofing, Insulation, and Other

Energy and Resilience Measures

NEIF serves all income levels including low-moderate income borrowers, where access to affordable energy improvements is vital

Low	Moderate	Above Moderate
20%	24%	56%





This company meets the highest standards of social and environmental impact

Team



Peter J. Krajsa
Co-Chair and Founder, Managing Member

Peter spear-headed the creation of a number of major national energy finance programs as CEO of AFC First Financial Corporation, a specialty residential energy efficiency lender. Most recently, he headed national channel business development for the innovative energy lender, Renew Financial, which acquired AFC First in 2015.

Peter moved the company exclusively into energy efficiency lending in 1999. Under his leadership, AFC First closed over $500 million in energy efficiency loans, was named by the U.S. DOE as the nation's first private Home Performance with ENERGY STAR sponsor, selected as one of five national pilot lenders for the HUD PowerSaver program, received the Alliance to Save Energy Andromeda Award and established the Green Energy Training Academy supported by the Rockefeller Foundation.

Peter holds a B.S. Economics from the Wharton School, University of Pennsylvania.



Matthew H. Brown
Co-Chair and Founder, Managing Member

Matthew has worked in the energy finance and policy field for more than 25 years.

As Co-Chair and Founder of the National Energy Improvement Fund he provides strategic direction for the overall activities of the firm, co-leads all capital raise activities to satisfy loan and other capital needs, and leads implementation of the firm's commercial and rebate advance product activities.

Prior to founding the National Energy Improvement Fund, Matthew was principal with Harcourt Brown and Carey, a clean energy finance consulting firm. Matthew has worked extensively with financial institutions to advise on deployment of capital through loans and leases for clean energy in the western United States as well as nationally.

Matthew holds a BA from Brown University and an MBA from New York University's Stern School.



Laura Nelson
Chief Operating Officer

Laura has been involved in financial management, operational controls,



process improvement and regulatory and investor compliance for over 15 years.

Most recently she was Vice President, Financial Operations for Renew Financial where she was engaged in all financial aspects of unsecured and PACE lending, and prior to Renew's acquisition of AFC First in 2015, she served as AFC's Chief Financial Officer. As AFC's CFO she oversaw all investor reporting to states, utilities and financial institutions as well as managing systems, IT, licensing, accounting and compliance.

She was previously Vice President, Corporate Actions Department at Deutsche Bank and worked in mutual fund accounting at State Street.

She holds an MBA from Boston College and a BSBA from Bucknell University.



Edward Matos
VP, Business Development

Ed joined NEIF as Business Development Director for NEIF's Rebate Bridge program where he was responsible for doubling the volume of contractor advanced funding for efficiency program rebates. In his expanded role with the senior management team he focuses on all aspects of NEIF's residential, commercial and rebate advance financing and leads NEIF's national Business Development team.

With over a decade of diverse HVAC and energy efficiency direct sales and management experience, Ed previously served as Senior Program Manager for CLEAResult's NJ Comfort Partner's retrofit program; Regional Sales Manager at Brightcore Energy, a commercial energy efficiency contractor and as Vice President of Sales & Business Development for Powersmith Home Energy Solutions, an award-winning residential energy efficiency contractor.

Ed attended Tufts University and holds a BA from New York University.



Teri Stoffey
VP, Accounting & Servicing

Teri has had leadership roles in both accounting and loan servicing management, overseeing general ledger, audit and internal systems and controls as well as loan level servicing reporting and financial compliance for relationships with states, utilities and capital sources. Most recently she was Accounting Manager for Renew Financial and prior to Renew's acquisition of AFC First she was AFC's Director of Process and Reporting.

She holds a B.S. in Business Administration/Accounting from Bloomsburg University and an MBA with a concentration in Accounting from DeSales University.



Tessa Shin
VP, Lending & Programs

Tessa has helped develop and manage some of the nation's most innovative energy financing programs including Keystone HELP and on-bill programs in Connecticut and Illinois. Most recently she was Director, Unsecured Programs for Renew Financial and prior to Renew's acquisition of AFC First she was AFC's Director of Lending and Programs where she managed policies and procedures for AFC's energy efficiency lending programs as well as AFC First's Home Performance with ENERGY STAR and Power Savers programs.

She had previously held her BPI Building Analyst designation, and holds a B.S. from Cedar Crest College.

Diverse Program Partnerships

















P&N Distribution · Building Performance Association · NJACCA · Duke Energy · The Electrical Association · Jersey Central Power & Light, A FirstEnergy Company · Pearl · Homans Associates



Risks & Disclosures

A CROWDFUNDING INVESTMENT INVOLVES RISK.
YOU SHOULD NOT INVEST ANYTHING YOU CANNOT LOSE ENTIRELY.

Full details of the offering are available in the Form C filed on the Securities and Exchange Commission EDGAR Database.

You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Investors should carefully read the Issuer's Offering Materials, including the Form C and this Offering Page. Investors should seek advice from a financial advisor and ask questions, if any, directly to the Company on the Forum Section on this Page. Raise Green does not provide financial, tax, accounting, or legal advice, and does not recommend any particular investment. Investors must take into consideration their own particular financial circumstances prior to investing.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company Risks

Limited operating history
The Company and its Business (defined below) are continuing to be developed, in part, with the proceeds of the Offering. The Company, which was organized in 2017 and began to operate in 2018, has a limited history of operations or earnings.

Benefit company
As used herein, the term "Business" shall refer to operating as a "Benefit Company" by engaging in certain activities for the general public benefit, including promoting energy savings by increasing and improving access for affordable financing of energy efficiency, and resiliency improvements for consumers and business. As used herein, "Benefit Company" shall generally refer to an entity that: (i) has an expanded purpose beyond maximizing "share value" to include general and/or specific public benefits explicitly; (ii) is required to consider and balance the impact of its actions not only on its equity holders but also on the general public; and (iii) is required to make available to the public certain benefit reports that assess the entity's overall social and environmental performance. The Company operates as a Benefit Company, which means, among other items, that the Company may consider factors other than maximizing profit and "member equity" when making business decisions, including, but not limited to, general or specific public benefits. Any such decisions may adversely affect the profitability of the Company and/or the ability of investors to realize a return on their investments.

The Company faces significant competition
Other persons and entities in the geographic area to be served by the Company are currently engaged in businesses or providing products or services that are similar to, or competitive with, the Business of the Company (a "Competitive Business"). In the future, additional persons or entities may also become engaged in Competitive Business activities in the geographical area of the Business. The Company is operating in an extremely competitive lending environment. In addition, future competitors may enter the Company's line of business. The Company's competitors may offer services which the Company does not offer or plan to offer, and may have substantially greater resources, name recognition and market presence that benefit them in attracting business. Such competition may adversely impact the profitability of the Company.

Lack of energy efficiency and resilience financing/loan transactions
The Company's revenue will be closely related to the number of energy efficiency and resiliency financing/loan transactions in which it participates. A lack of financing transactions, or defaults under any such financing transactions, would have a direct adverse impact on the ability of the Company to meet its obligations.

General economic conditions may have a significant impact on the Company's financial condition and operating results
The success of the Company depends in large part on general economic conditions. Adverse changes in the economy could reduce the growth rate of the Company, impair the Company's ability to collect loans, and generally affect the Company's financial condition and results of operations. Any sustained economic downtown could: (i) reduce the demand for the Company's services; (ii) lead to increased instances of loan defaults; and/or (iii) influence other factors which could negatively impact revenues. The Company will primarily provide unsecured energy efficiency loans for residential projects as well as brokering both unsecured and secured financing for commercial projects. The Company's unsecured products are largely based on the Fannie Mae underwriting standards and performance characteristics which historically provided annualized loss rates of less than 1%, far lower than traditional unsecured lending. The risks associated with unsecured loan originations include, without limitation, the lack of collateral with value to offset credit exposure in a loan default scenario, credit quality, and access to capital. The Company focuses on these types of programs because of market expectations, point-of-purchase loan delivery requirements, and the transaction speed necessary for equipment replacement projects i.e., heat pump replacement in winter where a customer has no heat.

The Company's revenue stream and ability to generate new programs is dependent on its ability to generate a high-quality loan portfolio
While the credit risk associated with these loans generally resides with the capital source, it is the Company's business risk that loan performance drives revenue through its program management fee. A significant increase in loan defaults would have a negative impact on the Company, its profitability and its ability to pay preferred stock dividends. Loan quality is directly impacted by underwriting standards applied by the Company in approving borrowers for financing of energy efficiency and resiliency improvements. Weakening these underwriting standards could lead to a

higher level of defaults than has been the case historically, which could impact the Company's profitability and its ability to pay any distributions to Members. The Company takes no credit risk in its commercial finance brokerage activities.

The Company is dependent on outside capital sources to provide permanent financing for the loans it generates. An economic downturn could impact capital markets by making capital more expensive or unavailable, thus interrupting the Company's business model and impacting its ability to operate profitably or impacting its ability to pay Distributions on the Certificates. The Company relies on servicing rights, and forecasts expected revenue streams that may not result as expected. An adverse impact on the Company's retained servicing rights would have an adverse impact on future revenue streams and impact the Company's ability to operate profitably and pay

Distributions on the Certificates.
Without limiting the foregoing, the Company estimates the value of its servicing rights on an annual basis, taking into account underlying characteristics of the loans it is servicing, including, without limitation, prepayment speeds, default rates, cost to service loans, and an implied present value factor to state the current value of expected future revenue streams. Any material change in these forecasts (or the actual results of such forecasts) could result in an adverse impact on the Company's (i) retained servicing rights, (ii) future revenue streams or available cash, and/or (iii) the Company's ability to operate profitably and/or satisfy its obligations (including, without limitation, any obligations under the Certificates).

Risks related to minority ownership factors
A majority of the Company is owned by a small number of owners — Beneficial Owners (holding 20% or more of the Company's outstanding voting equity securities) own 100% of the Company. Subject to any fiduciary duties owed to other owners or investors under Pennsylvania law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company actions. They may have interests that are different from yours. Importantly, they can influence the approval to pay cash distributions to Preferred Classes. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their Company, or support or reject other management and board proposals that are subject to owner approval. Holders of the Certificates are minority owners with no voting rights. They will not have an input on decisions made by the Board and/or the Principal Shareholders. Investors in this offering may have fewer rights than other investors.

Risks Related to Certain Corporate Actions
Transactions with related parties — Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to satisfy the Company's obligations under the Notes. In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value.

Preferred Equity Risk

Preferred stocks are equity securities, just like common stocks
The dividend or distribution payments on preferred stocks must typically be paid before any dividends can be paid to common stockholders. The dividends and return of principal are not guaranteed by the Company in the same way that interest payments and return of original investment on the Company's bonds are guaranteed. If the Company misses an interest payment on its bonds, it is in default of its bond agreement, and bondholders can sue the Company. If the Company misses a preferred dividend or distribution payment, it's not in default.

Uncertainty around the timing and size of Distribution Payments
There is no defined maturity. Preferred securities receive Dividend or Distribution Payments whose timing and size is determined by a waterfall for available cash, defined in the Company's Operating Agreement, and prior to distribution must be approved by the Board. While a Company may intend to pay distributions based on a specific schedule, the actual schedule of payments will be dependent on how the Company is performing, ability to access cash, among other variables. It is possible that the Company would need to delay payments for one quarter or many quarters or for an undefined period of time. Investors cannot rely on this cash flow in the same manner they could for a fixed income investment. Investors may never receive interest (dividends) on their original investment amount or their original investment amount back.

Limited Upside potential
While the ability to make timely and complete Dividend or Distribution Payments is generally supported by good operating performance and increased value in the Company's equity, the Certificates do not include any equity-related upside or bonus, unlike other Classes of Preferred securities may be structured, or most commonly with Common Stock.

Interest rate and Market risk
The Preferred CF 2.0, while equity certificates, do have debt-like features in that they seek to meet a 7 year amortization schedule and have a stated interest (dividend) rate. Interest rates fluctuate over time and may go up or go down. If interest rates more generally go up for a similar investment in the future, this investment will maintain its original lower rate. Subject to any applicable restrictions on the transfer of such Certificates, if an investor desires to sell their Certificate to someone else, a third-party, such third-party may require a discount from the investor's original or un-returned principal investment amount, which would cause them to potentially realize a loss on their investment.

Volatility in interest rates may come from a wide variety of factors and can be very difficult to forecast. For example, rate moves may come from fundamental factors such as central bank announcements related to monetary policy due to inflation concerns and economic growth. Another example impacting interest rates can be geopolitical risk and shocks to the equity markets. Uncertainty in global and financial markets can have a negative impact on interest rates, and the demand for securities that themselves are riskier inherently.

Any investment is subject to general market risk. Market risk is the impact of the overall condition of financial markets. When the markets are doing well, that sentiment generally carries over to individual securities - and vice versa. Geopolitical, economic, and other uncertainties can impact the markets significantly, creating increased volatility. Generally, volatile markets can be a cause for reduced valuations of companies and investments. Inflation and interest rate risk can operate separately or in tandem. Interest rate risk impacts a business by potentially increasing their costs to do business e.g., borrowing costs. If you couple this with rise in rates due to inflation, then the value of the dollars the company earns are worth less. Not all businesses can pass on higher costs to their customers. And this increases the possibility that demand is reduced and that customers may pull back from purchases.

Call risk
The Certificates, at the option of the Company, can be redeemed at any time with no penalty to the Company. At the time the Company calls your Certificate and pays you the un-returned principal back and interest owed, you may find when you reinvest your money, current interest rates are lower, and your new investment will carry a lower interest rate. And, there is a risk that when interest rates are lower, the Company may want to call the security.

Priority of Payment risk
The Certificates are a form of equity and any distribution and/or liquidation rights under the Certificates, are unsecured obligations of the Company that are "subordinated" (i.e., junior in distribution priority and liquidation preference) to the rights of all currently existing, and

potentially future, senior classes of equity or debt securities of the Company (currently, the Class A Units, the Class B Units, Class E, Class CF and Class F Units). Therefore, the Company's obligations to the holders of any existing, and potentially future, "senior" classes of securities must be satisfied in-full before payment can be made on the Certificates. Accordingly, there can be no assurance that the Company will have sufficient cash flow to pay its other operating expenses and/or obligations, and, therefore, investors may realize a loss, which could be substantial, on their investment in the Certificates. For the avoidance of doubt, no assurance can be given that a Class CF 2.0 Member will realize their anticipated return on said investment, or any return at all, or that said Class CF 2.0 Member will not lose their entire investment. In addition, given the Certificates have no voting rights, they can not influence the Company in a manner that benefits the Certificate holders.

Additional Issuance or Repurchase of Securities
The Company may issue additional securities -- Securities can range from debt obligations to equity obligations. They could be higher, pari passu, or lower down in the payment waterfall. This may reduce cash available to pay dividends to the Class CF 2.0 investors. The Company may repurchase securities from time to time. Any repurchase of securities potentially reduces the Company's available funds to existing and outstanding security holders.

A sale of the Company or of assets of the Company
A sale of the Company may be at a lesser value than the valuation you might expect for the Company. A sale of assets may decrease the valuation of the Company, reducing the value of the Certificates. Certificate holders and minority shareholders will have no rights to influence the decision to sell the Company or assets of the Company.

Valuation risk
While the Company believes that the interest rate that is applicable to the Certificates is generally reflective of market terms for an investment of this nature, there is currently a very limited market of comparable offerings to reference. Unlike listed companies that are valued publicly through market-driven trading, the valuation of securities of private companies, especially startups or in early stages, is difficult.

There can be no assurance that the Company will ever provide liquidity to Purchasers through either a Change of Control event or a registration of the Securities
While this Class CF 2.0 of Preferred Units has an expected pay-back of original investment, thus reducing the importance of having a liquidity event that other classes of Preferred securities might have, it is important to understand that there can be no assurance that any form of merger, combination, or sale of the Company will take place, triggering a Change of Control redemption of the Certificates under the terms of the Operating Agreement, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, you may be unable to register the Certificates for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that you are unable to effect a registration, Purchasers could be unable to sell their Certificates unless an exemption from registration is available, as outlined in the Subscription Agreement.

Company Insiders or Intermediate Family Members May Invest
The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

General Crowdfunding Risks

Speculative
Investments in startups and early-stage ventures are speculative, and these enterprises can fail. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. You should be able to afford and be prepared to lose your entire investment.

Illiquidity
Pursuant to state and federal securities laws, you will be limited in your ability to resell your investment for the first year and may need to hold your investment for an indefinite period of time. Unlike investing in companies listed on a stock exchange where you can quickly and easily trade securities on a market, you may have to locate an interested buyer when you do seek to resell your crowdfunded investment.

Cancellation restrictions
Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited disclosure
The Company may disclose only limited information about the Company, its business plan, the offering, and its anticipated use of proceeds, among other things. An early-stage company may be able to provide only limited information about its business plan and operations because it may not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events— continuing disclosure that you can use to evaluate the status of your investment. In contrast, you may have only limited continuing disclosure about your crowdfunding investment.

Investment in personnel
An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should also be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud
As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.
Lack of professional guidance — Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through crowdfunding may not have the benefit of such professional investors.

This Offering allows for "Rolling Closes"
If the Company meets certain requirements (described in the Appendix 1 "Early Closes, Rolling Closes and Material Changes"), an interim or Rolling Close of the Offering can occur. This will allow the Company to close on investment commitments and draw down proceeds from those investment commitments during the relevant period. If the Company chooses to continue their Offering afterwards, and a later material change occurs as the Offering continues, investors who had their investment commitment closed upon, will not have the opportunity to re-confirm or cancel their investment commitment as it is considered completed and they are investors in the Company. If an investor's investment commitment was completed and the investor decides to invest again in the same Offering, they will do so by initiating a new investment

commitment was completed and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period. Early stage companies can be subject to material changes, and many times these changes are hard to predict and can happen with very short notice. Investors with commitments completed during a rolling close will not benefit from the material information to which later investors will have access.

Raising Additional Capital

The Company may have difficulty obtaining additional funding and cannot assure investors that additional capital will be available to the Company when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company is not able to raise capital to pursue its business plans, the Company may not have the cash to provide security holders a return on their investment. If the Company raises additional funds through bank loans or other debt obligations, the terms of the additional debt issued could impose significant restrictions on operations. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company's financial condition.

No Public Market; Restrictions on Transfer

There is no public market for and the Noteholders may be unable to sell the Securities. The Company's offer and sale of the Securities will not be registered under the Securities Act or under any state securities laws. No transfer of the Securities may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transfer or to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer.

Restrictions on Transferability of Notes Will Limit the Ability of Purchasers to Transfer their Interests

Securities offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the Securities may not be offered, sold, transferred or delivered, directly or indirectly, unless such an exemption from registration under the Securities Act and any applicable state securities laws is available. Moreover, there will be no liquid, public market for the Securities, and none is expected to develop.

Prospective Investors Should Not Rely on the Past Success of the Company or Employees

Any prior transactions sponsored by the Company or its employees should not be relied upon by prospective investors to anticipate the success of this Offering, the Project, or the Company. Such generalizations are difficult to make, and prospective investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective investor should consult with and rely solely upon the advice of his, her or its own tax advisers

Change in Regulations

The Company is subject to legislation and regulation at all levels of government—federal, state, and local. Regulations are continually being reviewed and we expect that court actions and regulatory proceedings could change the Company's obligations under applicable federal, state and local laws, which cannot be predicted. Modifying existing requirements or new requirements can have a negative impact on Company business.

Use of Proceeds

While the Company intends to use funds raised in the Offering in a manner consistent with that listed in the Use of Proceeds section, the Company ultimately has discretion over the use of the proceeds to use in legitimate ways for its business. Investors have no control over the ultimate use of raised funds.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

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 Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.



Raise Green Offerings My Account My Documents 48 Raise Green Inc ^&

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National Energy Improvement Fund (NEIF)

Class CF 2.0 Preferred Equity Certificates (2)

Certified B Corp lender boosting affordability of vital energy upgrades for home & building owners.

$10K Minimum Offering Amount

$1.25M Maximum Offering Amount

OVERVIEW TERMS & FINANCIALS DOCUMENTS VIDEO UPDATES Q & A

Investment

Unit: Class CF 2.0 Preferred Equity Investment Certificates or "Certificates"
Target Offering Amount: $10,000
Maximum Offering Amount: $1,250,000
Type: Non-Voting Preferred Equity
Redeemable: 7-year Amortization

Interest Rate:
8.50% Annual Rate for investments of $25,000 or greater
7.00% Annual Rate for investments of $1,000 to $24,999

Maximum Expected Return: Purchase Price plus 8.5% or 7% based on investment amount

Liquidation/Distribution Priority: Sixth
Redeemable: Company option, at any time
Offering Period: 1/11/24 to 3/31/24

Full details of the offering are available in the Form C filed on the Securities and Exchange Commission EDGAR Database.

Use of Proceeds

	If Target Offering Amount Sold		If Maximum Offering Amount Sold	
	$	% of Proceeds	$	% of Proceeds
Total Proceeds	**10,000**	**100.0%**	**1,250,000**	**100.00%**
Less: Raise Green Service Fees	500	5.0%	62,500	5.00%
Less: Legal and Accounting Fees	5,000	50.0%	18,750	1.50%
Net Proceeds	**4,500**	**45.0%**	**1,168,750**	**93.50%**
Less: Program Expansion	3,000	30.0%	1,000,000	80.00%
Less: Technology	1,000	10.0%	132,750	10.62%
Less: Marketing and Program Development	500	5.0%	25,500	2.04%
Less: Pilot Portfolio Loan Programs	1,000	10.0%	10,500	0.84%
Total Use of Net Proceeds	**5,500**	**55.0%**	**1,168,750**	**93.50%**

Table 3 (Form C). Use of Proceeds. The Company will adjust roles and tasks based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds set forth above, to adhere to the Company's overall business plan and liquidity requirements.

Escrow fee is $1,600. (NOTE: The escrow fee is not included in the table above.)

Audited Financials

Audited Financials

Balance Sheet						
	2018	2019	2020	2021	2022	2023 Q2
Assets	Audited	Audited	Audited	Audited	Audited	Unaudited
Cash and equivalents	$ 1,383,265	$ 623,044	$ 919,186	$ 738,153	$ 1,186,787	$ 1,044,338
Loan servicing fees receivable	$ 131,084	$ 60,904	$ 111,557	$ 133,688	$ 168,382	$ 214,185
Owned loan receivables	$ -	$ -	$ -	$ -	$ -	$ 51,976
Other receivables	$ 8,294	$ 10,150	$ 15,050	$ 57,196	$ 70,025	$ 22,374
Loans held for resale	$ -	$ 85,210	$ 7,023	$ 34,925	$ 40,876	$ 441,865
Prepaid expenses	$ 99,741	$ 18,344	$ 16,802	$ 137,861	$ 41,213	$ 19,344
Loan servicing asset	$ 519,130	$ 700,220	$ 1,013,882	$ 1,256,461	$ 1,903,467	$ 2,583,400
Furniture and equipment, net	$ 52,767	$ 40,600	$ 28,433	$ 16,265	$ 5,123	$ 583
Intangibles, net	$ 61,687	$ 63,815	$ 181,894	$ 234,038	$ 263,726	$ 255,348
Security deposits	$ -	$ 7,000	$ 7,000	$ 7,000	$ 7,000	$ 7,000
Investment in R8 Funding, LLC	$ 6,164	$ 43,467	$ 109,277	$ -	$ 996,113	$ 857,788
Limited-use assets, restricted cash	$ 505,697	$ 771,889	$ 902,883	$ 2,011,120	$ 2,419,667	$ 2,694,704
	$ 2,767,829	$ 2,424,643	$ 3,312,987	$ 4,626,707	$ 7,102,379	$ 8,192,905
Liabilities						
Accounts Payable	$ 201	$ -	$ -	$ -	$ -	$ 5,012
Note payable, bank line of credit	$ -	$ -	$ 203,500	$ -	$ -	
Accrued expenses	$ 41,192	$ 33,139	$ 40,683	$ 95,650	$ 155,038	$ 20,285
Amounts due on serviced loans	$ 530,107	$ 812,094	$ 1,047,565	$ 2,120,459	$ 2,539,472	$ 3,284,427
Loan loss reserve	$ -	$ -	$ 92,047	$ 92,047	$ 92,047	$ 92,047
Deferred revenue	$ 18,000	$ 9,000	$ -	$ -	$ -	$ -
PPP loan payable	$ -	$ -	$ 247,100	$ -	$ -	$ -
SBA Loan	$ -	$ -	$ -	$ -	$ 500,000	$ 500,000
Subordinated debt	$ -	$ -	$ 171,000	$ 1,205,000	$ 1,205,000	$ 1,205,000
Due to preferred members	$ 25,638	$ 34,726	$ 49,796	$ 57,620	$ 68,605	$ 68,604
Due to common members	$ -	$ 288,461	$ 516,339	$ 649,208	$ 735,583	$ 793,083
Member earnout payable	$ 54,028	$ 36,586	$ 335,987	$ 318,437	$ 279,133	$ 277,134
	$ 669,166	$ 1,214,006	$ 2,704,017	$ 4,538,421	$ 5,574,878	$ 6,245,592
Members' Equity & Tangible Net Worth						
Total Members' Equity	$ 2,098,663	$ 1,210,637	$ 608,970	$ 88,286	$ 1,527,501	$ 1,947,314
Tangible Net Worth (w/ sub-debt)	*$ 2,098,663*	*$ 1,210,637*	*$ 779,970*	*$ 1,293,286*	*$ 2,732,501*	*$ 3,152,314*
Total Liabilities and Member's Equity	$ 2,767,829	$ 2,424,643	$ 3,312,987	$ 4,626,707	$ 7,102,379	$ 8,192,906

Table 8 (Form C): Audited financial results for 2018 through 2022, and unaudited financial results for June 30, 2023.

Audited Financials (Cont.) & Financial Projections

Statement of Operations			6 Months			
	2021	2022	2023 Q2	2023 Proj	2024 Proj	2025 Proj
	Audited	Audited	Unaudited			
Revenue						
Loan servicing income	$ 743,607	$ 1,079,827	$ 792,333	$ 1,617,716	$ 2,973,052	$ 5,709,086
Program Fee Income	$ 239,765	$ 304,506	$ 194,900	$ 318,157	$ 477,235	$ 715,853
Commercial Broker Income	$ 26,397	$ 48,870	$ 138,486	$ 97,721	$ 146,582	$ 219,873
Rebate income*	$ (8,600)	$ 1,211,716	$ 153,581	$ 544,900	$ 544,900	$ 544,900
Insurance income	$ 21,577	$ 29,722	$ 11,097	$ -	$ -	$ -
Other Income	$ 253,864	$ 34,318		$ -	$ -	$ -
Gain on loan servicing rights	$ 242,579	$ 647,006	$ 696,814	$ 1,401,252	$ 2,721,559	$ 5,494,044
Total Revenue	$ 1,519,189	$ 3,355,965	$ 1,987,211	$ 3,979,746	$ 6,863,328	$ 12,683,756
*Includes income from investment in affiliate						
Expenses						
Total Operating Expenses	$ 2,611,591	$ 3,297,721	$ 1,973,213	$ 3,908,449	$ 4,976,226	$ 6,430,206
Net Profit	$ (1,092,402)	$ 58,244	$ 13,998	$ 71,297	$ 1,887,102	$ 6,253,550

Table 10 (Form C): Audited financial results for 2021 and 2022, and unaudited financial results for June 30, 2023. Financial projections for full year 2022 through 2025. These are forward-looking financial statements and/or projections which may differ materially from actual results. Any material updates to these projections will be provided during the raise period.



FOCUSED ON AFFORDABILITY OF ESSENTIAL ENERGY IMPROVEMENTS

NEIF'S RAPID GROWTH IN FINANCING OF ESSENTIAL RESIDENTIAL & COMMERCIAL EFFICIENCY PROJECTS

Affordability is the greatest impediment to adoption of home and building energy efficiency upgrades. They are expensive and often unexpected. Rebates only cover a small portion of the cost and traditional financing typically comes in the form of short term "teaser" rates, a high cost to contractor or a cumbersome loan process. NEIF is focused on improving the delivery channel.

ESSENTIAL ENERGY UPGRADES & ELECTRICATION ARE ATTAINABLE AND CAN DRIVE THE MARKET

Essential upgrades - heating and cooling (HVAC), insulation, roofing, lighting - are what drive most demand. Electrification (heat pumps, generators, storage) is becoming a dominant trend. NEIF focuses on working with contractors, utilities, distributors and program partners to increase uptake of core improvements. 87% of NEIF's financed improvements are for HVAC and electrification.

39 ACTIVE STATES**

$187,800,000 TOTAL PROJECTS FUNDED***

$67,000,000

14,271

ENERGY EFFICIENCY LOAN SERVICING PORTFOLIO**

PROJECTS COMPLETED***

**As of 09/30/2023 ***Cumulative

If investors would like to see sample amortization schedules for the Certificates, you can find them in the Appendix 1 of the Subscription Agreement. A sample Subscription Agreement is included in the Documents Tab.

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Raise Green

Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

Raise Green

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National Energy Improvement Fund (NEIF)

Class CF 2.0 Preferred Equity Certificates (2)

Certified B Corp lender boosting affordability of vital energy upgrades for home & building owners.

$10K   **$1.25M**
Minimum Offering Amount   Maximum Offering Amount

OVERVIEW   TERMS & FINANCIALS   **DOCUMENTS**   VIDEO   UPDATES   Q & A

Company Documents ☁

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 Raise Green

Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

 **Raise Green**

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 **NEIF**

National Energy Improvement Fund (NEIF)

Class CF 2.0 Preferred Equity Certificates (2)

Certified B Corp lender boosting affordability of vital energy upgrades for home & building owners.

$10K   **$1.25M**

Minimum Offering Amount   Maximum Offering Amount

OVERVIEW   TERMS & FINANCIALS   DOCUMENTS   **VIDEO**   UPDATES   Q & A

NEIF - Increasing Affordability of Energy Efficiency Improvements for Homes & Businesses

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NEIF
NATIONAL ENERGY IMPROVEMENT FUND
A Certified B Corp™

Financing the Transition to Energy Efficient and Resilient Buildings

www.NEIFund.org

▶ 🔊 0:02 / 2:37   SIMPLE • TRANSPARENT • EXPERT • **TRUSTED**   CC ⚙ YouTube ⛶

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Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

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You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

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National Energy Improvement Fund (NEIF)

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Certified B Corp lender boosting affordability of vital energy upgrades for home & building owners.

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Raise Green

Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.





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National Energy Improvement Fund (NEIF)

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Certified B Corp lender boosting affordability of vital energy upgrades for home & building owners.

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Raise Green

Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

Video Transcript

MB 2.2 "We've heard recently through the United Nations reports, we've heard from other reports, time and time again that climate change is a huge issue."

MB 2.3 "Fundamentally the way that we're going to solve climate change is by becoming more energy efficient and by introducing renewable energy into our system by introducing more resilient systems resilient to changes in weather, wildfires and so on.

PK 1.1 "We formed NEIF, National Energy Improvement Fund, really based on two key principles and that's a focus on affordability of essential energy improvements for homeowners and business owners, and that's things like heating and cooling and lighting and insulation, backup storage for batteries, roofing, all the things that are key to building health and safety, and we also focus on contractor development and growth."

PK 1.2 "A lot of improvements like this, that homeowners and building owners have to make, fall into what we call the financing twilight zone. It's too big to put on a credit card or use traditional financing, too small to get a home equity loan or a mortgage. They end up using alternative promotional financing sources that may look really good at the beginning, but aren't really a solution for long term affordability."

LN 1.3 "From the beginning we focused on doing business the right way. We offer simple and transparent financing options for both our customers and contractors.

LN 1.4 "As a certified B- Corporation, NEIF has been recognized for meeting the highest standards of compliance and accountability."

LN 1.5 "This reinforces trust between the NEIF team and our partners. Our knowledgeable staff, state of the art technology and years of experience in innovation, provide a streamlined process for energy efficiency and resiliency financing."

PK 1.6 "When Matthew Brown, Laura Nelson and I founded the National Energy Improvement Fund, we specifically did it as a benefit corporation, a for- profit benefit corporation, but one that has a mission and a soul and a purpose. And we also decided to focus on what we think is an underserved market and that's what we call core or essential energy improvements."

MB 2.5 So we're really a full spectrum, full service company, providing services to commercial contractors, to residential customers. And that's really designed to make this full service energy efficiency marketplace work as efficiently as possible.

PK 1.7 "We focus on developing programs and products that hit that sweet spot for the homeowner and the business owner that allows them to upgrade their heating and cooling, going to a more efficient system, put the insulation in they need, across all income levels and spectrums."

Appendix 6. Benefit Report



NEIF
NATIONAL ENERGY IMPROVEMENT FUND
A Certified B Corp™



Go Greener.
Affordably.

2021 Benefit, Impact & Annual Report

March 30, 2022

Financing the transition to efficient,
strong and healthy homes and buildings.



EQUAL OPPORTUNITY
LENDER



Certified
B
Corporation

WE FOCUS ON ENVIRONMENT AND CLIMATE

Every NEIF loan reduces carbon emissions and energy costs. 77% of NEIF's loans have been for efficient heating, cooling and related improvements and 23% have been for roofing, insulation and other energy and resilience measures. A typical financed residential project reduces energy use by 5-10% and commercial energy use by 15% or more. NEIF has completed over 10,000 residential and commercial projects.



WE MAKE ENERGY AND RESILIENCE IMPROVEMENTS AFFORDABLE

NEIF serves all income levels including low-moderate income borrowers, where access to affordable energy improvements is vital. Low and moderate-income households account for 47% of all loans.

Low	Moderate	Above moderate
21.85%	25.65%	52.50%



WE PROVIDE AFFORDABLE FINANCING TO SMALL BUSINESS, COMMERCIAL & NON-PROFIT PROJECTS

NEIF provides market-based commercial energy improvement financing nationally and administers lending programs for utilities including Duke Energy, JCP&L (FirstEnergy), Eversource and others.



Residential Improvement by Type



23% | 77%

- Resilience & Building Envelope
- HVAC, Efficiency & Renewables

1,000

TOTAL APPROVED CONTRACTOR BUSINESS PARTNERS IN 34 STATES

WE PRIORITIZE RESILIENCE

NEIF's Charleston SC-based subsidiary, MyStrongHome, partners with the FORTIFIED program, providing specialized and often lower cost home insurance to Southeastern US coastal homeowners who upgrade roofing, windows and exteriors to protect against against hurricanes and other extreme weather events.



MyStrongHome
INSURANCE
From **NEIF**-a Certified B Corp™





WE SUPPORT SMALL BUSINESS & JOB DEVELOPMENT

NEIF currently supports over 1,000 contractors, the vast majority of which are small businesses. NEIF helps businesses grow by offering trusted, affordable customer financing, advance rebate funding to improve contractor cash flow and ongoing training and support on best-practices in energy efficiency and resilience business development.

$27,218,879
EFFICIENCY AND RESILIENCE LOAN SERVICING PORTFOLIO**

$63,890,855
TOTAL PROJECTS FUNDED*

4,907
LOANS BEING SERVICED**

25
ACTIVE RESIDENTIAL STATES**

31,977,000
ESTIMATED KWH SAVINGS FROM FUNDED PROJECTS (5 YEARS)*

12
ACTIVE COMMERCIAL UTILITY PROGRAMS**

**As of 12/21/2021. *Cumulative

Your investment's energy impact



$1,000

Reduced greenhouse gas emissions equivalent to 1,228 miles driven by an average car



$5,000

Carbon sequestered equivalent to 40 tree seedlings grown for 10 years



$10,000

Reduced C02 emissions equivalent to 5,453 pounds of coal burned

Estimates are derived from epa.gov/energy/greenhouse-gas-equivalencies-calculator based on 5 year kwh savings of 10% of original baseline usage on an average U.S. home.

Climate Action
INVESTMENT CERTIFICATES



About the National Energy Improvement Fund

- With a management and lending heritage dating to 1947, NEIF was organized as a for-profit Benefit Corporation, commencing operations in July 2018.
- Providing fair and transparent financing for essential energy and resilience improvements like HVAC, roofing, lighting & battery storage.
- Led by a seasoned team of energy financing innovators responsible for over $800 million in financing.
- Delivered through partnerships with contractors, distributors, manufacturers, utilities and governments.
- Supervised as a consumer lender and servicer in 25 states and operating a commercial financing platform nationally in partnership with 12 utilities.
- Acquired the MyStrongHome financing and insurance platform in May 2020, providing services to the growing resilience market in the Southeast U.S.
- Earned Certified B Corporation® status and was named a Home Improvement Expert Partner by the U.S. Department of Energy in 2019.
- To date, NEIF has financed over 10,000 energy and resilience projects for over $63 million and services an energy efficiency loan portfolio approaching $30 million.

The National Energy Improvement Fund, LLC (NEIF) is the nation's only Certified B Corp™ lender specializing in improvements that make homes and buildings stronger and more energy-efficient.

NEIF is committed to affordability, climate impact and job development.

NEIFUND.org
Allentown, PA | Denver, CO

